Form 20-F
period 2010-09-30
SinoTech Energy Ltd
filed 2011-03-31
CIK 1502505

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIALS STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2010.
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from t o
or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34913

SinoTech Energy Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3/F, No. 19 Ronghua South Road
Beijing Economic-Technological Development Area
Beijing 100176
People's Republic of China
(Address of principal executive offices)

Guoqiang Xin, Chief Executive Officer
3/F, No. 19 Ronghua South Road
Beijing Economic-Technological Development Area
Beijing 100176
People's Republic of China
Telephone: +(86 10) 8712-5555
Facsimile: +(86 10) 8712-5500
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two ordinary shares	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC*

*
Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American Depositary Shares representing such ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: one (1) share, par value US$1.00 per share. On October 12, 2010, the shares of SinoTech Energy Limited were redesignated into ordinary shares and its authorized share capital of US$50,000 divided into 50,000 shares of par value US$1.00 each was subdivided into 500,000,000 shares of par value US$0.0001 each. Pursuant to a share swap, on October 12, 2010, SinoTech Energy Limited became the sole shareholder of Superport Limited when it issued 99,990,000 ordinary shares to the existing shareholders of Superport Limited in exchange for all of the outstanding shares of Superport Limited.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

           If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer (Do not check if a smaller reporting company)	☐ Smaller reporting company

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP        ☐ International Financial Reporting Standards as issued        ☐ Other
by the International Accounting Standard Boards

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

i

Page
Part III	107
Item 17. Financial Statements	107
Item 18. Financial Statements	107
Item 19. Exhibits	108
Exhibit 4.65
Exhibit 4.66
Exhibit 4.67
Exhibit 4.68
Exhibit 4.69
Exhibit 4.70
Exhibit 4.71
Exhibit 8.1
Exhibit 11.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

ii

Special Note Regarding Forward-Looking Statements

        This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements relate to events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

  •
  our goals and strategies;

  •
  our future business development, growth of our operations, financial condition and results of operations;

  •
  our ability to introduce successful new services and attract new clients;

  •
  growth of the enhanced oil recovery services market in the PRC and worldwide;

  •
  our beliefs regarding our strengths and strategies;

  •
  changes in the oil services industry in the PRC, including changes in the policies and regulations of the PRC government governing the oil services industry;

  •
  our access to current or future financing arrangements;

  •
  our planned use of proceeds; and

  •
  fluctuations in general economic and business conditions in the PRC.

        This annual report also contains market data relating to the EOR services industry in the PRC and worldwide, that includes projections based on a number of assumptions. The EOR services industry in the PRC and worldwide may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Certain Conventions

        Except where the context otherwise requires and for purposes of this annual report only:

  •
  "$", "US$" and "U.S. dollars" are to the legal currency of the United States;

  •
  "ADSs" are to our American depositary shares, each of which represents two ordinary shares of our company;

  •
  "ADRs" are to American depositary receipts, which, if issued, evidence our ADSs;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "shares" and "ordinary shares" are to our ordinary shares, par value $0.0001 per share, of our company;

  •
  "RMB" and "Renminbi" are to the legal currency of the PRC;

  •
  "TNH" are to Tianjin New Highland Science and Technology Development Co., Ltd., our operating subsidiary in the PRC; and

  •
  "we," "us," "our company" and "our" refer to SinoTech Energy Limited and its subsidiaries and affiliated PRC entity, as the context requires.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For all dates through December 31, 2008, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on September 30, 2010, which was RMB6.6905 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminibi, as the case may be, at any particular rate or at all. On March 25, 2011, the noon buying rate was RMB6.5568 to $1.00.

Part I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

Item 3.    KEY INFORMATION

A. SELECTED FINANCIAL DATA

	Predecessor					Successor
	Fiscal Year Ended September 30, 2006	Fiscal Year Ended September 30, 2007	Period from October 1, 2007 to October 12, 2007(3)	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
	(unaudited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Sales
LHD	$	$—	$84,402	$11,343,635	$9,073,401	$5,270,010	$21,200,906
MDF		14,683,134	718,596	20,023,069	13,869,440	9,999,937	19,410,848
Traditional(1)		10,217,930	—	—	—	—	—
Consulting		—	—	—	—	—	4,697,920

Sales	$20,097,336	$24,901,064	$802,998	$31,366,704	$22,942,841	$15,269,947	$45,309,674
Cost of sales	7,914,501	8,480,492	312,039	11,749,643	8,286,681	5,543,385	10,389,268

Gross profit	12,182,835	16,420,572	490,959	19,617,061	14,656,160	9,726,562	34,920,406
Operating expenses	580,272	3,248,089	354,006	5,172,972	2,815,196	3,034,852	10,847,743

Operating income	11,602,563	13,172,483	136,953	14,444,089	11,840,964	6,691,710	24,072,663
Other income and expenses
Gain on disposal of equipment	—	21,142	3,572	113,717	72,572	49,079	122,056
Interest income	167,156	68,260	—	81,726	33,403	88,544	238,623
Foreign exchange gain	—	—	—	—	—	—	445,719
Changes in fair value of warrant liabilities	—	—	—	—	—	—	(25,000,000)
Interest expenses	(443,609)	(298,743)	—	—	—	—	(8,085,903)

Other income and expenses	(276,453)	(209,341)	3,572	195,443	105,975	137,623	(32,279,505)

Net income (loss) from operations before income taxes	11,326,110	12,963,142	140,525	14,639,532	11,946,939	6,829,333	(8,206,842)
Income tax expense	3,421,152	4,849,977	50,880	2,996,428	2,640,953	1,609,125	5,477,884

Net income (loss) for the period	7,904,958	8,113,165	89,645	11,643,104	9,305,986	5,220,208	(13,684,726)
Other comprehensive income (loss)
Translation adjustment	245,902	1,061,473	(2,365)	3,661,210	244,717	3,301,824	2,185,419

Comprehensive income (loss) for the period	$8,150,860	$9,174,638	$87,280	$15,304,314	$9,550,703	$8,522,032	$(11,499,307)

Earnings per share—basic	—	—	—	$116,431	$93,060	$0.05	$(0.14)

Weighted average number of ordinary shares outstanding	—	—	—	100	100	100,000,000	100,000,000

Other Financial Data:
Adjusted EBITDA(2)	$11,622,695	$17,149,847	$183,537	$17,918,050	$14,060,613	$9,450,627	$31,912,839

(1)
Represents sales for services using traditional methods used by EOR services providers such as desanding and sand control, acidization, vis-breaking and profile controlling.

(2)
Adjusted EBITDA refers to earnings before income tax expenses (benefits), interest income, interest expenses, depreciation of equipment, amortization of intangible assets and other adjustments. Other adjustments comprise of write down in value of equipment, gain on disposal of equipment, foreign exchange gain and changes in fair value of warrant liabilities. See below for a reconciliation of Adjusted EBITDA to net income (loss) for the period.

(3)
This reflects the operating results for the period from October 1, 2007 to October 12, 2007 of TNH before the acquisition by International Petroleum on October 12, 2007.

        We include in this annual report the non-U.S. GAAP financial measure Adjusted EBITDA. We provide a reconciliation of Adjusted EBITDA to net income (loss) for the period, our most directly comparable financial performance calculated and presented in accordance with U.S. GAAP. Adjusted EBITDA refers to earnings before income tax expense (benefit), interest income, interest expenses, depreciation of equipment, amortization of intangible assets and other adjustments. Other adjustments comprise of write down in value of equipment, gain on disposal of equipment, foreign exchange gain and changes in fair value of warrant liabilities.

        Adjusted EBITDA is not a standard measure under U.S. GAAP. We have included Adjusted EBITDA as we believe it is a financial measure commonly used in the oil and gas industry. We believe that Adjusted EBITDA is often used as supplemental financial measures by our management and by investors, research analysts and others, to assess our intrinsic operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure. However, Adjusted EBITDA should not be considered in isolation or construed as an alternative to income from operations or any other measure of performance or as an indicator of our operating performance or profitability. Adjusted EBITDA fails to account for tax, interest income, bank loan interest and other non-operating cash expenses. The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expense that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation, amortization, income taxes expenses, interest expenses and interest income as well as changes in fair value of warrant liabilities have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by reconciling this non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

        The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider such data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. Further, our Adjusted EBITDA may differ from similarly titled non-GAAP measures used by other companies, including peer companies, because all companies may not calculate Adjusted EBITDA in the same manner and therefore comparability may be limited. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The following unaudited table presents a reconciliation of Adjusted EBITDA to net income (loss) for the period for each of the periods indicated.

	Predecessor					Successor
	Fiscal Year Ended September 30, 2006	Fiscal Year Ended September 30, 2007	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Net income (loss) for the period	$7,904,958	$8,113,165	$89,645	$11,643,104	$9,305,986	$5,220,208	(13,684,726)
Income tax expense	3,421,152	4,849,977	50,880	2,996,428	2,640,953	1,609,125	5,477,884
Interest income	(167,156)	(68,260)	—	(81,726)	(33,403)	(88,544)	(238,623)
Interest expenses	443,609	298,743	—	—	—	—	8,085,903
Depreciation of equipment	20,132	2,014,251	46,584	783,818	502,864	360,276	1,507,331
Amortization of intangible assets	—	—	—	2,690,143	1,716,785	2,398,641	6,332,845
Other adjustments(1)	—	1,941,971	(3,572)	(113,717)	(72,572)	(49,079)	24,432,225

Adjusted EBITDA	$11,622,695	$17,149,847	$183,537	$17,918,050	$14,060,613	$9,450,627	$31,912,839

(1)
Other adjustments comprise of write down in value of equipment, gain on disposal of equipment, foreign exchange gain, and changes in fair value of warrant liabilities.

	Predecessor			Successor
	September 30, 2006	September 30, 2007	September 30, 2008	September 30, 2009	September 30, 2010
	(unaudited)	(audited)	(audited)	(audited)	(audited)
ASSETS
CURRENT
Cash and cash equivalents	$2,889,364	$9,041,636	$9,188,455	$26,170,565	$43,826,024
Accounts receivable	1,964,832	6,285,886	12,505,081	8,618,646	20,119,753
Other receivable	—	—	—	50,080	51,112
Inventories	1,376,439	14,385	13,145	—	—
Prepaid expenses and deposit	2,183,185	5,727	8,442,775	14,808,502	10,178,924

	8,413,820	15,347,634	30,149,456	49,647,793	74,175,813
Long term investment	2,844,450	—	—	—	—
Equipment, net	492,833	20,582,504	11,559,660	13,489,808	64,286,601
Advance for purchase of equipment	14,589,247	—	—	—	—
Due from related parties	662,343	—	—	—	—
Intangible assets, net	—	—	17,327,353	32,077,027	26,770,105

	$27,002,693	$35,930,138	$59,036,469	$95,214,628	$165,232,519

LIABILITIES
CURRENT
Bank note	$5,878,530	—	—	—	—
Accounts payable	—	1,576,470	607,767	1,293,701	—
Other payables and accrued liabilities	4,350,642	1,051,933	1,414,379	1,758,320	2,417,620
Loan interest payable	—	—	—	—	763,248
Income taxes payable	928,507	1,429,300	1,302,539	1,427,734	3,541,873
Deferred gain on disposal of equipment—current portion	—	110,732	121,424	121,740	17,133
Obligation under capital lease—current portion	—	—	3,680	3,986	4,395
Due to related parties	—	149,838	5,255,884	5,170,946	8,206,578

	11,157,679	4,318,273	8,705,673	9,776,427	14,950,847
Bank loan	—	—	—	—	12,082,499
Deferred gain on disposal of equipment	—	236,734	138,167	16,787	—
Obligation under capital lease	—	—	14,129	10,179	5,994
Warrant liabilities	—	—	—	—	69,020,000
Deferred tax liability	—	—	2,103,235	6,485,378	5,030,055
Commitments and contingencies	—	—	—	—	—
SHAREHOLDERS' EQUITY
Common stock (2006, 2007: TNH—paid in capital 2008: International Petroleum—250,000 shares authorized, 5,000 shares each HK$1 issued and outstanding; 2009, 2010: SinoTech—500,000,000 shares authorized, 100,000,000 shares each $0.0001 issued and outstanding)	4,379,386	4,379,386	643	10,000	10,000	(1)
Additional paid in capital	—	6,355,479	32,770,308	70,393,825	67,110,399
Accumulated other comprehensive income	314,236	1,375,709	3,661,210	3,301,824	5,487,243
Retained earnings (accumulated deficit)	11,151,392	19,264,557	11,643,104	5,220,208	(8,464,518)

Total equity	15,845,014	31,375,131	48,075,265	78,925,857	64,143,124

Total liabilities and equity	$27,002,693	$35,930,138	$59,036,469	$95,214,628	$165,232,519

(1)
On June 9, 2010, the shareholders of Superport incorporated SinoTech to hold 100% of the equity interest in Superport. As SinoTech was incorporated for the purpose of being an intermediate holding vehicle between Superport and the ultimate shareholders, the incorporation of SinoTech and the transfer of equity interests in Superport to SinoTech is treated as a pooling of interest as the ultimate shareholders before and after the acquisition of Superport by SinoTech is the same. On October 12, 2010, as part of a corporate reorganization, SinoTech issued 99,990,000 ordinary shares with par value of US$0.0001 each, to all the shareholders of Superport in exchange for all their beneficial interests in Superport.

Exchange Rate Information

        This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6905 to $1.00, the noon buying rate in effect as of September 30, 2010. The noon buying rate as of March 25, 2011 was RMB6.5568 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

        The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. dollar noon buying rate
Period(1)	Period end	Average(2)	High	Low
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
Most recent six months:
September 2010	6.6905	6.7396	6.8102	6.6869
October 2010	6.6707	6.6678	6.6912	6.6397
November 2010	6.6670	6.6538	6.6892	6.6330
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011 (through March 25, 2011)	6.5568	6.5660	6.5743	6.5510

(1)
For all dates through December 31, 2008, exchange rates between Renminbi and U.S. dollars are presented at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B. CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D. RISK FACTORS

Risk Factors Relating to Our Industry

The cyclical nature of the oil and gas industry, including a prolonged decline in, and the volatility of, oil and gas prices, could adversely affect the demand for our services and impact our business.

        Demand for our enhanced oil recovery, or EOR, services is dependent on the level of expenditures by the oil and gas industry. Therefore, the willingness of our customers to make expenditures is critical to our operations. The industry's level of spending on oilfield services has traditionally been volatile as a result of sensitivities to oil and gas prices and generally dependent on the market's view of future oil and gas prices. In the event that oil and gas companies reduce their expenditures in EOR services, their purchases of our services may be significantly reduced. Oil and gas prices have recently been fluctuating and are affected by many factors that are beyond our control, including the following:

  •
  the level of worldwide oil and gas exploration and production;

  •
  the cost of exploring for, producing and delivering oil and gas;

  •
  demand for energy, which is affected by worldwide economic activity and population growth;

  •
  the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels for oil;

  •
  the discovery rate of new oil and gas reserves;

  •
  political and economic uncertainty, socio-political unrest and regional instability or hostilities;

  •
  technological advances affecting energy exploration, production and consumption;

  •
  changes in existing laws and regulations affecting the oil and gas industry; and

  •
  the availability of and cost in raising capital for exploration and production companies, as a reduction in these companies' capital budgets would reduce the demand for our services.

        The level of new exploration activity in the oil and gas industry is sensitive to the market's view of future oil and gas prices. New speculative exploration activities increase when oil and gas prices are high and halt when market sentiment wanes. Oil and gas production activity is less susceptible to the volatility in oil and gas prices as compared to exploration activity, and the demand from our customers, who are oil and gas producers, for our recovery services in mature oil and gas fields is correspondingly less affected by fluctuating oil and gas market prices. However, our customers generally react to declining oil and gas prices by reducing oil and gas production activity and expenditures. This has in the past adversely affected and may in the future adversely affect our business. As a result of market concerns about the deepening economic recession, oil prices decreased by 74.9% from $146.08 per barrel in July 2008 to $36.61 per barrel in December 2008. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our services and our financial condition, results of operations and cash flows.

Increasing competitiveness of alternative energy sources may lead to less demand for oil and gas in the medium- to long-term, and in turn, our services.

        The increasing competitiveness of alternative energy sources, including solar and wind power, may lead to less demand for oil and gas in the medium- to long-term, and in turn, our services. Without the benefit of government subsidies or mandates, alternative energy sources have generally not been competitive with oil and gas. However, changes in technology and consumer preferences have begun to alter fuel choices, an example being the growing popularity of alternative fueled vehicles. Furthermore, alternative energy sources have been increasingly competitive due to governmental support in the forms of tax relief and subsidies for alternative energy providers, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Governments are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources. These measures could reduce demand for oil and gas in the medium- to long-term, thereby reducing demand for our services.

Risk Factors Relating to Our Business

Historically, we have been largely dependent on customers who are affiliates of a PRC state-owned oil and gas company; we have limited bargaining power with these customers and, as a result, we may have entered into and may continue to agree to contractual provisions that are disadvantageous to us; furthermore, the loss of one or more of these customers could adversely affect our financial condition and results of operations.

        Our major customers are affiliates of China National Petroleum Corporation, or CNPC, the PRC's largest state-owned oil and gas producer, and Liaoning Ouya Dongdi Coalbed Gas Technology Development Co., Ltd., or Liaoning Methane, a major non-state-owned gas company. As a result of intense competition to procure EOR contracts from these customers, we have limited bargaining power and may have entered into and may continue to enter into contractual provisions that are disadvantageous to us. For example, in our technical services agreement with an affiliate of CNPC with respect to the provision of our MDF services at the Huabei oilfield, we are required to deliver a target volume of crude oil annually to the customer. If we fail to meet the target production output in a given year, the service fee payable to us may be reduced by a set percentage for that year. If the target production output is not met within 30 days of our failing to meet the production target at year end, the customer has the right to terminate the agreement and is entitled to a refund of all service fees already paid. Historically, we have been dependent upon these customers for a significant portion of our revenues. In the fiscal years ended September 30, 2009 and 2010, CNPC's subsidiaries and affiliates, either directly or indirectly through our subcontractors, represented 82.1% and 43%, respectively, of our sales. In the fiscal year ended September 30, 2008, CNPC's subsidiaries and affiliates, either directly or ultimately through third party service providers, represented all of our sales. See Note L to our consolidated financial statements included elsewhere in the annual report for further details. The revenues and earnings we derive from our contracts with these customers will be materially adversely affected if these agreements are terminated, unless we are able to enter into a satisfactory substitute arrangement.

Certain of our material agreements will expire soon and if such agreements are not renewed or extended upon expiration, our business and results of operations may be materially adversely affected.

        Our service agreements with our customers generally have fixed terms of two to five years, after which the agreements expire. Our agreements with respect to the Dagang oilfield and Liaohe oilfield expire on December 31, 2011, and December 31, 2012, respectively. We cannot assure you that our major customers will choose to renew or extend the terms of their agreements with us. In addition, we may not be able to secure contracts with new customers on similar terms. If we are unable to renew or extend our current customer agreements or secure agreements with new customers on similar terms, our business and results of operations would be materially adversely affected.

We rely on an exclusive license to use our LHD equipment and the patent for our MDF technology. If a third party infringes our intellectual property rights, claims that we have infringed such third party's rights or uses our licensed technology in the PRC, we may not be able to enforce our rights or enforcement may be costly and lengthy.

        The two technologies that are central to our EOR services are, in the case of the lateral hydraulic drilling, or LHD, technology incorporated into our LHD equipment, subject to an exclusive license in the PRC and, in the case of our molecular deposition film, or MDF, technology, patent protected. We received an exclusive right to use the LHD equipment in the PRC from Jet Drill Well Services, LLC, or Jet Drill, which obtained the exclusive right to market the LHD technology in the PRC from the holders of the patents underlying the LHD technology. There can be no assurance that third parties that have the licenses to market the LHD technology outside the PRC, or purchasers of LHD equipment outside the PRC, will not import the LHD technology or equipment into the PRC and compete against us. Furthermore, because the patents underlying the LHD technology are not registered in the PRC, a third party that is able to independently develop, reverse-engineer or otherwise obtain the LHD technology may use the LHD technology in the PRC and compete with us. In addition, third parties may use similar technologies that do not infringe on the LHD technology. In such circumstances, it may be difficult to ensure our continued exclusive use of the LHD equipment in the PRC and our technological competitive advantage.

        In addition, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights and cause a material and adverse effect on our business, financial condition or operating results. It could be difficult and expensive to police unauthorized use of proprietary technology and to enforce our rights to our proprietary technology. Our ability to protect our intellectual property may be compromised in the event that any of our management members or employees in possession of our confidential proprietary information leaves the Company. Also, we may be required to litigate to enforce our rights to our proprietary information or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation against us will impair our intellectual property rights and would harm our business, prospects and reputation. In addition, we would have to bear all costs arising from such litigation if we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

        Although we have not been involved in any intellectual property rights disputes, we cannot assure you that such disputes, which may result in significant legal and other costs and may distract management from operating our business, will not arise.

If we are unable to fund capital expenditures or obtain additional sources of liquidity when we need it, our business may be adversely affected. In addition, if we obtain equity financing, the issuance of our equity securities could cause dilution for our shareholders. To the extent we obtain the financing through the issuance of debt securities, our debt service obligations could increase and we may become subject to restrictive operating and finance covenants.

        We anticipate that we will continue to make substantial capital investments to purchase additional lateral hydraulic drilling, or LHD, equipment to expand our services, hire additional personnel to operate our additional equipment, maintain LHD units and replace drilling equipment. For the fiscal years ended September 30, 2009 and 2010, we invested approximately $13,537 and $47.5 million, respectively, for capital expenditures. We estimate that our capital expenditures for the fiscal year ended September 30, 2011 will be in the range of $70 million to $80 million, which includes expenditures for the procurement of new LHD equipment to be added in fiscal year 2011 and the prepayment of additional LHD units to be delivered in fiscal year 2012.

        If we are unable to obtain adequate financing, we may be unable to successfully maintain our operations and accomplish our growth strategy. For example, in 2006, as a result of inadequate financing, we entered into a subcontract arrangement with a third party contractor to perform our obligations under our MDF services agreement for the Dagang oilfield.

        Historically, we have financed our capital expenditures through internally generated funds and through bank loans, the proceeds of which were used to purchase LHD units. These significant capital investments require cash that we could otherwise apply to other business needs. In addition, we may be unable to generate sufficient cash internally or obtain alternative sources of capital to fund our proposed capital expenditures, take advantage of business opportunities or respond to competitive pressures. If we ever determine that our cash requirements exceed our available cash on hand, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. Our ability to obtain external financing in the future is also subject to a number of uncertainties, including:

  •
  our future financial condition, results of operations and cash flows;

  •
  general market conditions for financing activities by companies in our industry;

  •
  economic, political and other conditions in the PRC and elsewhere; and

  •
  the uncertain economic prospect and tightened credit markets resulting from the recent global economic slowdown and financial market crisis.

        If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected. Adverse changes in the capital markets could make it difficult to obtain capital or obtain it at attractive rates.

If our technologies or equipment become obsolete and if we are unable to develop or acquire new technologies, methods or applications, our potential for growth may be limited.

        The market for our EOR services is characterized by changing specialized technology, methods and applications. As a result, our success is dependent upon our ability to develop or acquire new technologies, methods and applications of existing technologies on a cost effective basis and to introduce them into the marketplace in a timely manner. Our in-house research and development department seeks out new EOR technologies, methods and applications that would enable us to deliver increased oil production to our customers and researches ways to improve our existing technologies and methodologies. While we intend to continue committing substantial financial resources and effort to our research and development department, we may not be able to successfully acquire more advanced technologies, develop improvements to our existing technologies and methodologies, or otherwise differentiate our technologies and services from those of our competitors. Our clients may not consider our proposed technologies and services to be of value to them; or if the proposed technologies and services are of a competitive nature, our clients may not view them as superior to our competitors' technologies and services. If we are unable to adapt to evolving markets and technologies, develop new technologies and services, or acquire or maintain technological advantages, our business and operating results may be materially and adversely affected.

We face significant competition in the PRC oilfield services industry, and if we fail to compete effectively, we may lose customers and our profitability may be adversely affected.

        The PRC oilfield services industry is competitive and fragmented. It includes a few private enterprises capable of competing in our markets on a local basis and in-house EOR operations of subsidiaries of major state-owned oil and natural gas companies that possess substantially greater financial and other resources than we do for researching and developing EOR technologies. In addition, such in-house EOR operations may benefit from relationships with their state-owned parent that we do not have. We believe that our main competition comes from the development by our state-owned oil and gas company customers of in-house technology for drilling directional or horizontal wells and conducting EOR. For example, acid fracturing is conducted in-house by major oilfields, thermal recovery is utilized at Liaohe oilfield and polymer recovery is being tested at Daqing oilfield. Although our EOR services currently generally provide better results than in-house efforts of our customers, our operations may be adversely affected if our customers successfully develop and utilize their own cost effective EOR technologies such that they no longer require our services. Furthermore, although few private enterprises are active in the field of EOR services because of the high technological barrier to entry as they would have to provide advanced and unique technologies that major oilfields' in-house services are unable to provide, our current competitors or new market entrants may introduce new EOR services with better recovery enhancement results, cost effectiveness, service availability, technical proficiency, and price than our services. Finally, competition among oilfield services providers is also affected by each provider's reputation for safety and quality. If our safety record or the quality of our service declines, we may not be able to maintain our competitive position or profitability.

We are subject to significant operational risks and hazards that may not be fully covered by our insurance policies.

        Substantially all of our EOR operations are subject to hazards that are customary for oil and natural gas drilling operations, including blowouts, reservoir damage, loss of well control, cratering, oil and gas well fires and explosions, natural disasters, pollution and mechanical failure. We do not carry insurance covering these hazards. Any of these risks could result in damage to or destruction of drilling equipment, personal injury and property damage, suspension of operations or environmental damage. We only carry insurance coverage required by law, which may not be sufficient to cover all of our potential losses or liabilities. We maintain insurance over all our LHD equipment and we generally maintain employers' liability insurance covering death or work injury of employees, as well as public liability insurance covering injury to visitors. Moreover, our insurance coverage is based on PRC insurance standards, which provide significantly lower levels of compensation than international standards.

        The occurrence of an event not fully insured, or the failure of an insurer to meet its insurance obligations, could result in substantial losses. Because of our relatively small size, an uninsured loss could be far more detrimental to our operations and future prospects than it would be to one of our larger competitors. We cannot assure you that insurance will continue to be available to cover any or all of these risks, or, even if available, that insurance premiums or other costs will not rise significantly in the future, so as to make the cost of such insurance prohibitive.

Failure to comply with environmental regulations could harm our business.

        We are subject to various PRC national and local environmental laws and regulations in the areas where we operate, including those governing the use, storage, discharge and disposal of hazardous substances. Environmental authorities have inspected the operations of our customers, which included inspections of the services of our on-site personnel. As of the date of this annual report, we had not received any regulatory notices or warnings in connection with, nor been the subject of any environmental investigations, orders or incidents arising out of, violations of environmental laws. We have policies in place to ensure compliance with environmental regulations. However, if more stringent compliance or clean-up standards under environmental laws or regulations are imposed, or the results of future testing and analyses of our operations indicate that we are responsible for the release of hazardous substances, we may be subject to remediation liability and increased environmental compliance costs.

We have subcontracted the performance of our MDF contracts to, and with respect to certain LHD agreements contracted directly with, third party oilfield services providers and should any of these providers default in the performance of the obligations under our MDF or LHD contracts or otherwise engage in misconduct, we may be liable for such default or misconduct and our reputation, business and results of operations could be adversely affected.

        We have subcontracted the performance of our MDF service agreements to two third party oilfield service providers, Hebei Daofu Petroleum Prospecting Technology Development Co., Ltd., or Hebei Daofu, and Panjin Hanyu Oil Technology Development Co., Ltd., or Panjin Hanyu. Pursuant to these subcontract arrangements, Hebei Daofu and Panjin Hanyu provide the MDF services we are obligated to provide under our MDF service agreements and we also provide certain technical support services to Hebei Daofu and Panjin Hanyu and assist them in procuring our MDF solution from our exclusive supplier. As these subcontract arrangements do not relieve us of liability for the performance of the underlying MDF service agreements, a failure by a subcontractor to perform its obligations under the subcontract arrangement would constitute a default by us under the relevant service agreement. In addition, a default by a subcontractor may harm our relationship with the MDF customer and may jeopardize our ability to renew or extend our current agreements, or procure new agreements with, these customers or their affiliates. Furthermore, we may not be able to ensure that our subcontractors refrain from misconduct or unlawful activities, including but not limited to, making improper payments to our customers, potential customers or governmental officials in violation of applicable laws and regulations. We also recently entered into agreements for our LHD services with Hebei Daofu and Panjin Hanyu, pursuant to which they contract directly with the oilfield operators. Similar to our subcontract arrangements for our MDF services, a default by Hebei Daofu or Panjin Hanyu under their agreements with the oilfield operators or misconduct or unlawful activities carried out by Hebei Daofu or Panjin Hanyu could harm our relationships with these customers or their affiliates. Also, our direct contractual relationship with Hebei Daofu and Panjin Hanyu under these agreements exposes us to additional credit and default risk that we would not otherwise face if we contracted directly with the oilfield operators that have substantially more financial resources. In such circumstances our business, prospects and the price of our ADSs could be adversely affected if we are implicated in a subcontractor's misconduct.

Our MDF and most of our LHD service fees are paid by our subcontractors and we are therefore exposed to the credit risk of our subcontractors.

        Fees for our MDF and most of our LHD services are not paid to us directly by our customers. Instead, we rely on our subcontractors to collect the fees earned for our services and to pay us either our contractual share of those fees or a pre-set monthly fee. Although our subcontractors have not previously failed to make timely payments to us, there can be no assurance that they will continue to make timely payments or be able to collect our service fees in a timely manner from our oil company customers, if at all. Our ability to collect our service fees from our subcontractors depends in part on the creditworthiness of our subcontractors and their diligence in collecting service fees from our oil company customers. Furthermore, if our oil company customers make payment to our subcontractors for our services but our subcontractors default in their obligation to pay us our fees, we may not have any recourse against our oil company customers to collect such fees. Accordingly, a default by our subcontractors to pay our service fees may have an adverse effect on our financial condition, results of operations and liquidity.

We purchase all our LHD equipment from a sole manufacturer through an import agent and all our molecular deposition film solution from a single supplier. If we encounter difficulties procuring supplies in a timely manner or on commercially reasonable terms or if our supplier becomes insolvent, we could experience operational disruptions or loss of rights to intellectual property and fail to satisfy our contractual requirements, which may harm our business.

        We concentrate our purchases of equipment and molecular deposition film solution from a small group of suppliers who we consider to be reliable. We rely exclusively on Jet Drill to manufacture our LHD units and Dongying Luda Petrochemical Equipment Co., Ltd., or Dongying Luda, to import our LHD units and provide ancillary services. We purchase our LHD units from Jet Drill through Dongying Luda, which acts as our import agent for the purchase of these units. In addition to import-related services, Dongying Luda provides us with services related to the assembly, testing and fine-tuning of our LHD equipment and sells us ancillary tools and equipment. We entered into an agreement in December 2010 to purchase 10 additional LHD units. The first two new units were delivered in March 2011, and we are currently testing these units. We expect to take delivery of the remaining eight units by December 2011. If Jet Drill fails to deliver LHD units on a timely basis, or ceases to manufacture LHD equipment, we could fail to satisfy our contractual requirements as we may have insufficient LHD units or no longer be able to acquire any additional LHD units. In addition, should Jet Drill or any of its affiliates, collectively the Jet Drill Companies become insolvent or enter bankruptcy proceedings, the patent holders from whom the Jet Drill Companies license the LHD technology may terminate their licenses to the Jet Drill Companies and thereby invalidate our exclusive license from Jet Drill. Furthermore, if Dongying Luda becomes unable to act as our import agent for the supply of LHD units, then we may be unable to readily locate a suitable substitute import agent with the experience and technical ability to provide the value-added ancillary services we currently receive from Dongying Luda. As a result, our business, results of operations and financial condition may be materially adversely affected.

        In addition, we purchase the MDF solution used in our MDF services from Tianjin Shanchuan Petroleum Chemicals Co., Ltd., or Tianjin Shanchuan, an independent third party, pursuant to an exclusive supply agreement with a term of five years, expiring in April 2013. If Tianjin Shanchuan, with whom we have a long-standing relationship, fails to perform its obligations under its contract with us, we may be unable to find a suitable chemical manufacturer on a timely basis to meet our obligations under our MDF contracts, which could harm our relationships with our MDF customers and result in an adverse effect on our results of operations.

        As a result of our reliance on Jet Drill, Dongying Luda and Tianjin Shanchuan, should there occur a disruption in supply by these suppliers, and if we cannot source products that meet our quality, quantity and cost requirements from other suppliers in a timely manner or on commercially reasonable terms, we could experience operational disruptions. Our ability to effectively provide services to our customers pursuant to our contractual obligations may be severely affected, which would harm our business.

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with your interests.

        Mr. Qingzeng Liu, our chairman, beneficially owns approximately 51.27% of our outstanding shares as of the date of this annual report. As such, Mr. Liu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for your ADSs as part of a sale of our company. These actions may be taken even if they are opposed by our other shareholders.

        In addition, Mr. Liu is the chief executive officer and executive director of Sky China Petroleum Services Ltd., or Sky China, a Singapore-listed company engaged in providing petro-engineering technical services for its customers in the oil and gas industry in the PRC. Sky China provides services related to oil-well drilling, oil extraction engineering, leasing of drilling equipment and tertiary oil recovery. Sky China's business activities, which primarily focus on drilling and equipment leasing, currently do not compete with ours. Sky China's customers are primarily subsidiaries of CNPC. Mr. Liu owes fiduciary duties to Sky China and, as the chairman of our board of directors, to us. As a result, Mr. Liu may have conflicts of interest when faced with decisions that could have different implications for Sky China on the one hand and us on the other hand. If conflicts of interest occur with respect to decisions to be made by Mr. Liu, this could have a material adverse effect on us.

There are risks relating to our acquisition strategy. If we are unable to successfully integrate and manage businesses that we have acquired and any businesses acquired in the future, our results of operations and financial condition could be adversely affected.

        One of our key business strategies is to acquire technologies, operations and assets that are complementary to our existing business. There are financial, operational and legal risks inherent in any acquisition strategy, including increased financial leverage, ability to obtain additional financing, increased interest expense, and difficulties involved in combining disparate company cultures and facilities.

        The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. We cannot assure you that we will be able to continue to identify suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operation.

Our independent registered public accounting firm has identified material weaknesses and control deficiencies in our internal control over financial reporting. If we are unable to correct these weaknesses and deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities may be adversely affected.

        Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated and other financial statements included in this annual report, we and our independent registered public accounting firm identified the following control deficiencies, which amounted to "material weaknesses" as defined under the standards established by the Public Company Accounting Oversight Board: (i) insufficient U.S. GAAP qualified accounting and finance personnel and (ii) ineffective process for documenting and applying key accounting policies and procedures.

        To remediate these material weaknesses, we have undertaken to improve our internal controls, including the following:

  •
  identifying and hiring additional personnel with U.S. GAAP and SEC reporting experience;

  •
  providing training to our finance personnel to improve their knowledge of U.S. GAAP and SEC reporting requirements and deadlines;

  •
  holding regular meetings of the audit committee and resuming regular communication between the committee and our independent registered public accounting firm;

  •
  establishing an internal audit function; and

  •
  standardizing the period-end closing checklist as well as the consolidation and reporting package across all subsidiaries with specific timing and content requirements to enhance controls over period closing and financial reporting processes.

        We have engaged an internal control adviser with the necessary expertise to perform an internal control audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. We have also begun to formulate policies relating to internal control over financial reporting, including the preparation of a comprehensive accounting policies and procedures manual, containing, among other things, detailed, expanded closing checklists, to guide our financial personnel in addressing significant accounting issues and assist them in preparing financial statements in compliance with U.S. GAAP and SEC requirements.

        Following our initial public offering, we have become a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002 and applicable rules and regulations thereunder. Section 404 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2011. In addition, beginning with our annual report for the fiscal year ending September 30, 2012, we expect that we will be required to include in such annual report a report of our independent registered public accounting firm that attests to and reports on management's assessment of the effectiveness of our internal controls over financial reporting if we are an accelerated filer or a large accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, to the extent that it conducts its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

        During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify additional deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NASDAQ Global Select Market, regulatory investigations and civil or criminal sanctions.

We may be unable to attract and retain skilled and technically knowledgeable employees, which could adversely affect our business.

        Our success depends upon attracting and retaining skilled and technically knowledgeable employees. A number of our employees are geologists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the oilfield services industry. We may confront significant and potentially adverse competition for these skilled and technically knowledgeable personnel, particularly during periods of increased demand for oil and gas. Additionally, at times there may be a shortage of skilled and technical personnel available in the market, potentially compounding the difficulty of attracting and retaining these employees. As a result, our business, results of operations and financial condition may be materially adversely affected.

Our success depends on the services of key members of our management, the loss of any of whom could disrupt our business operations.

        We depend to a large extent on the services of our major shareholder, senior management team and directors. In particular, our controlling shareholder, Mr. Qingzeng Liu, and our chief executive officer, Mr. Guoqiang Xin, have in-depth knowledge of the operation, technology and management of companies in the oilfield services industry, having served at a CNPC subsidiary before joining us. With their knowledge and experience, the service of our major shareholder, senior management team and directors is important to our future prospects and development as we rely on their expertise in developing our business strategies and maintaining our operations. The loss of the service of members of this group of individuals and the failure to find replacements with comparable experience and expertise could disrupt and adversely affect our operations.

We may be exposed to monetary fines by the local social insurance authority and housing authority and claims from our employees in connection with our non-compliance with regulations with respect to contribution of social insurance and housing provident funds for employees.

        As required by Chinese regulations, we participate in various statutory employee social insurance and other benefit plan that are organized by relevant governments authorities, including compulsory pension, unemployment, medical, work-related injury and maternity insurance, and housing provident funds. TNH must make monthly contributions at statutory rates of each employee's average monthly income in the preceding year, up to a maximum amount specified by the local authorities from time to time. TNH has not fully made contributions for all of its employees since its establishment. We may be required by the relevant authorities in Tianjin to pay the outstanding amount within a specified time limit and may also be subject to a late fee of 0.2% per day of the outstanding social insurance amount and a monetary fine of RMB10,000 ($1,465) to RMB50,000 ($7,325) for non-compliance in payment of housing provident funds. TNH employees are also entitled to claim payment of such funds individually. So far, we have not received any notice from the local authorities or any claim from our current and former employees regarding our non-compliance in this regard. We have made a provision of approximately $1.2 million and $1.8 million in our financial statements as of September 30, 2009 and September 30, 2010, respectively, for the outstanding obligations, the late fee and penalties which may apply to us. However, if any of the foregoing occurs, the provision made in our financial statements may not be sufficient to cover all related costs and expenses including legal costs, and our reputation, financial condition and results of operations could be materially and adversely affected.

The loss of our exclusive right to use LHD equipment in the PRC may materially adversely affect our business and results of operations.

        Our exclusive right to use Jet Drill's LHD equipment in the PRC relies in part on the validity and effectiveness of the underlying U.S. patents. Three of the patents underlying the LHD technology, or the Base Patents, expire on October 1, 2013 and a fourth underlying patent expires on March 1, 2019. The expiration of any of these patents, or the invalidation of Jet Drill's or its affiliates' rights to the LHD technology, may impair the validity or effectiveness of our exclusive right to use LHD equipment in the PRC. Particularly, the Jet Drill Companies obtained the exclusive right to market the technology as embodied in the Base Patents in the PRC from the holder, or the Holder, of the Base Patents in 2008. The Holder, who acquired such patents from their original owner in 2006, has subsequently transferred the patents to a third party. Neither the transfer of the patents from their original owner to the Holder, nor the subsequent transfer of the patents from the Holder to the third party, was recorded with the United States Patent and Trademark Office, or the USPTO, until October 6, 2010.

As a result, there can be no assurance that the validity or the enforceability of Jet Drill's rights to the LHD technology will not be challenged by third parties who may have purchased such patents in good faith for value, prior to October 6, 2010. Accordingly, we cannot assure you that our exclusive right to use LHD equipment in the PRC will not be challenged by third parties in the future.

        Our near-term growth strategy and prospects depend on the competitive advantage afforded us by our exclusive right to use the LHD equipment in the PRC. Moreover, our ability to enforce our exclusive right may be impaired upon the expiration or invalidation of any of the underlying LHD patents or the disclosure or independent development by third parties of related LHD technology. Similarly, in the event of a default by any of the Jet Drill Companies in their obligations to maintain the exclusivity of our license, the extent to which we may recover damages in an action for breach will be limited by the financial resources of the Jet Drill Companies. As a result, the loss of our exclusive right to use LHD equipment in the PRC may materially affect our business and results of operations.

If we grant share options, restricted shares or other equity incentives in the future, our operating results could be materially adversely affected.

        We are authorized to issue share options, restricted shares or other equity incentives for up to 50,000,000 ordinary shares in the future to our management and other personnel under our 2010 equity incentive plan. We account for share-based compensation by recognizing, as an expense, the fair value of share options and other equity incentives based on the fair value of equity-classified awards on the date of the grant, with such compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. We granted share options to Mr. Boxun Zhang, our chief financial officer, and Ms. Jing Liu, our independent director, in connection with the completion of our initial public offering in November 2010. As a result of our grant of options, restricted shares and other equity incentives to our employees and directors, we could incur significant compensation expenses which could materially reduce our net income, and thereby significantly dilute your investment in our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

        On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen employees who are granted share options or other equity incentive awards under our 2010 equity incentive plan, or PRC optionees, will be subject to the Share Option Rule once we become an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions.

Risk Factors Relating to the PRC

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of the PRC, which could materially and adversely affect the growth of our business and our competitive position.

        Substantially all of our business operations are conducted in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The Chinese economy differs from the economies of most developed countries in many respects, including:

  •
  the degree of government involvement;

  •
  the level of development;

  •
  the growth rate;

  •
  the control of foreign exchange;

  •
  the allocation of resources;

  •
  an evolving regulatory system; and

  •
  lack of sufficient transparency in the regulatory process.

        While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in the PRC is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Furthermore, since all oilfields in the PRC are owned by national oil and gas companies, the Chinese government can significantly influence the policies, strategies and priorities of these companies, and hence the demand for EOR services, including demand for our LHD and MDF services.

        Any adverse change in the economic conditions or government policies in the PRC could have a material adverse effect on overall economic growth and the level of EOR expenditures by national oil companies, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses.

Under the new EIT Law, we may be classified as a "resident enterprise" of the PRC and be subject to PRC taxation on our worldwide income.

        The new Enterprise Income Tax Law, or EIT Law, provides that enterprises established outside of the PRC whose "de facto management bodies" are located in the PRC are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009, regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as "resident enterprises" clarified that dividends and other income paid by such offshore "resident enterprises" will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such offshore "resident enterprises" to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the new EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular further provided that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as "resident enterprises" if all of the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of "de facto management bodies" for overseas incorporated enterprises that are controlled by individual PRC residents like us. Therefore, although substantially all of our management is currently located in the PRC and all of our revenues arise from our operations in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a "resident enterprise," we may be subject to enterprise income tax at a rate of 25% on our worldwide income, which may have a material and adverse impact on our financial condition and results of operations and the dividends paid by us to our investors may be subject to PRC withholding tax.

Dividends we receive from our operating subsidiary located in the PRC may be subject to PRC withholding tax.

        The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises," to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiary, TNH, located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from TNH, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

        According to the Double Taxation Arrangement (Hong Kong), Notice 112 and Notice 601, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a "beneficial owner" and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, as International Petroleum Services Corporation Limited, or International Petroleum, is a Hong Kong company and owns 100% of TNH, under the aforementioned arrangement dividends paid to us through International Petroleum by TNH may be subject to the 5% income tax if we and International Petroleum are considered as "non-resident enterprises" under the EIT Law and International Petroleum is considered as a "beneficial owner" and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If International Petroleum is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

        Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC tax. If we are considered a PRC "resident enterprise," then any dividends paid to our overseas shareholders or ADS holders that are "non-resident enterprises" may be regarded as being derived from PRC sources and, as a result, would be subject to PRC withholding tax at a rate of 10%. In addition, if we are considered a PRC "resident enterprise," non-resident enterprise shareholders of our ordinary shares or ADSs may be eligible for the benefits of income tax treaties entered into between the PRC and other countries. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

        On June 29, 2007, the National People's Congress of the PRC enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with an indefinite term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee's working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

        As our main operating entity and substantially all of our assets are located in the PRC, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although the PRC's legal system has developed rapidly over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to the United States. Moreover,

PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to unpublished government rules or policies. In addition, the relative inexperience of the PRC's judiciary in some cases may create uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the oil and gas industry. These uncertainties could limit the legal protections available to you and us.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.

        On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, that we were not required to obtain CSRC approval for the listing and trading of our ADSs on the NASDAQ Global Select Market because we are not an offshore special purpose vehicle, as defined in the M&A Regulations, and the M&A Regulations do not apply to the acquisition of us by Premium Sino Finance, a company wholly owned by Mr. Qingzeng Liu.

        However, since the new regulations have only recently been adopted, there remains some uncertainty as to how these regulations will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC's approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiary to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

        Under the M&A Regulations, the acquisition of a domestic enterprise by a foreign investor must be approved by the Ministry of Commerce, or MOFCOM, or its authorized local branch, and an asset appraisal report issued by an independent asset appraiser must be presented to the approving authority as a basis for determination of the price for such acquisition. Our wholly owned subsidiary in Hong Kong, International Petroleum Services Corporation Limited, or International Petroleum, acquired 100% of the equity interest in TNH in 2007 without such an asset appraisal report. However, the acquisition has been approved by the provincial branch of MOFCOM in Tianjin in accordance with the M&A Regulations and International Petroleum has been duly registered as the legal owner of 100% of the equity interest in TNH since 2007. This acquisition by International Petroleum and the price of this acquisition have not been challenged by the approving authority since then. If MOFCOM, or its local counterpart, decides that the acquisition price is below the fair market value and is not valid, we may have to make up the difference between the above acquisition price and the fair market value. Our ultimate controlling shareholder, Mr. Qingzeng Liu, has undertaken to us in writing that in the event any competent PRC authority challenges the acquisition price of TNH and requires International Petroleum to make up the difference between the above acquisition price and the fair market value at any time in the future, Mr. Qingzeng Liu will indemnify and hold International Petroleum harmless from any losses arising from such requirement. The amount of Mr. Qingzeng Liu's liability under this indemnity will be deducted from the indemnity which Premium Sino Finance has undertaken to pay Mr. Guoqiang Xin under the Supplementary Agreement, dated November 30, 2009, among Premium Sino Finance, Mr. Guoqiang Xin and Mr. Ernest Cheung. See Item 4.A "History and Development of the Company" for further information on the Supplementary Agreement.

The M&A Regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the PRC.

        The M&A Regulations establish additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in the PRC to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

        In October 2005, China's State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. In May 2007, SAFE issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process.

        We are committed to complying, and to ensuring that our shareholders who are PRC citizens or residents comply, with the SAFE Circular 75 requirements. We understand that Mr. Qingzeng Liu, our ultimate individual controlling shareholder who is a PRC resident, has completed his registration with SAFE Tianjin branch in 2005 for his outbound investments in Premium Sino Finance and other SPVs under Premium Sino Finance. We have been informed by SAFE Tianjin branch that SAFE Circular 75 does not apply to the acquisition of the 90% equity interests in Superport Limited by Premium Sino Finance because no offshore financing activities have occurred in connection with the above acquisition by Premium Sino Finance, Superport Limited or any other offshore SPV in our Group. Accordingly, Mr. Qingzeng Liu intends to update his registration with SAFE for his equity interests in Premium Sino Finance. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See Item 3.D "—Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

A failure to comply with PRC regulations regarding the registration of share options and restricted shares of our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

        Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and a relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas-listed company must be remitted into the PRC. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open foreign currency accounts to handle transactions relating to the share option or other share incentive plan. If we grant our PRC citizen employees incentive shares or share options in the future, we and our PRC citizen employees who are PRC incentive shareholders or option holders, will be subject to these rules. If we or our PRC incentive shareholders or option holders fail to comply with these rules, we or our PRC incentive shareholders or option holders may be subject to fines and legal or administrative sanctions.

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds and the ability of our PRC subsidiary to obtain financing.

        Our revenues and a substantial portion of our costs and expenses are denominated in Renminbi, which is currently not a freely convertible currency, with the remainder of our costs and expenses in U.S. dollars. In order for us to effectively utilize our revenues and the funds raised in our initial public offering, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date of this annual report, Renminbi is convertible for "current account transactions," which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiary may also retain foreign exchange in their respective current account bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

        Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to "capital account transactions," which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

        If we finance our PRC subsidiary through additional capital contributions, the amount of these capital contributions must be approved by MOFCOM in the PRC or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company's approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

        We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

        A majority of our revenues are earned by our PRC subsidiary. However, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the cumulative amount in such fund reaches 50% of the company's registered capital. Allocations to this statutory reserve fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of September 30, 2009 and September 30, 2010, our PRC subsidiary had allocated $5.1 million and $7.2 million, respectively, to these statutory reserve funds. The total amount of our retained earnings was $11.6 million as of September 30, 2008 and $5.2 million as of September 30, 2009, and our total accumulated losses as of September 30, 2010 were $8.5 million. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

        In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a "beneficial owner" that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). "Beneficial owner" under the relevant PRC rules refers to any person who owns or has control over income or any rights or assets which give rise to such income. Notice 601 further provides that "beneficial owner" could be an individual, a company or any other organization that is generally engaged in substantial business activities and that an agent or a conduit company shall not be regarded as a "beneficial owner." Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

        Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not determine that we have not been in compliance with certain laws or regulations.

We may suffer reputational harm and the value of our ADSs may be affected if, due to our strong relationship with PetroChina, we become the target of or are otherwise negatively affected by any public campaign that seeks to persuade or influence PetroChina or its parent company, CNPC, to sever business ties with certain sanctioned countries.

        We understand that CNPC, the parent company of PetroChina, certain affiliates of which are our largest customers, has conducted business activities in Iran, Sudan, Syria and Cuba, which are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We do not have any direct or indirect ties with these countries and do not have any plan or intention to have any business dealings with these countries. As a result of CNPC's business dealings, direct or indirect, with these countries, in recent years certain organizations and investors have conducted public campaigns to persuade CNPC and PetroChina, a company listed on the New York Stock Exchange, to end business contacts, direct or indirect, with Iran and Sudan. In response to these public campaigns, certain institutional investors have divested their holdings of PetroChina's securities. To the extent that CNPC continues to engage, directly or indirectly, in business activities in these sanctioned countries, CNPC or PetroChina may become the subject of similar efforts by organizations and investors. Such efforts may negatively impact our reputation as a US-listed service provider to affiliates of PetroChina and investor sentiment with respect to our ADSs may be affected. Investors in the United States may believe that the value of their investment in us may be adversely affected due to our business dealings with PetroChina, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with CNPC and PetroChina. Any negative investor sentiment as a result of such reputational issues may cause the price of our ADSs to decline and adversely affect the value of your investment in us.

Any future outbreak of a severe form of H1N1 influenza, severe acute respiratory syndrome or avian flu in the PRC, or any similar adverse public health developments, may disrupt our business and operations.

        Adverse public health epidemics or pandemics could disrupt businesses operations and economic activities in the PRC. For example, in 2009, occurrences of H1N1 influenza were reported throughout the PRC, and since 2005, there have been reports on the occurrences of avian influenza in various parts the PRC, including a number of confirmed human cases that resulted in fatalities. From December 2002 to June 2003, the PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in the PRC were temporarily closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu in Asia, with the potential to be as disruptive as if not more disruptive than SARS. Any recurrence of the SARS outbreak, an avian flu outbreak, a severe H1N1 outbreak, or the development of a similar health hazard in the PRC, may disrupt our business and operations and prevent us from providing our services in a timely manner.

Fluctuations in exchange rates could have an adverse effect on our results of operations and may have a material adverse effect on your investment.

        Our revenues and a substantial portion of our costs and expenses are denominated in Renminbi, which is currently not a freely convertible currency, with the remainder of our costs and expenses in U.S. dollars. Fluctuations in currency exchange rates have had a limited impact on our results of operations in the past, as our customers have made payment to us in Renminbi. However, if we expand to overseas markets, sales of our services to international customers may be denominated in U.S. dollars. Continued fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could result in foreign exchange losses and affect our gross and net profit margins.

        Furthermore, the change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in the PRC's political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, the securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, the PRC and other jurisdictions experienced the largest decline in share prices since September 2001 due to the global economic and financial crisis. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

        In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Substantial future sales or perceived sales of our ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

        If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up period and other legal restrictions on resale discussed in this annual report lapse, the trading price of our ordinary shares could decline. As of the date of this annual report, we had 131,578,948 outstanding ordinary shares, including ordinary shares represented by ADSs. The representative of the underwriters of our initial public offering may, in its sole discretion, permit our officers, directors, warrant holders and shareholders to sell their ordinary shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to our initial public offering expire (180 days or more from November 3, 2010), all of our outstanding ordinary shares will be eligible for sale in the public market, but they will be subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Select Market corporate governance listing standards.

        As a non-U.S. company with shares listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, in reliance on Rule 5615(a)(3) of the NASDAQ Listing Rules, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Specifically, we have not adopted a formal written charter or passed board resolutions with respect to the nominations process for appointees to our board of directors as required by Rule 5605(e)(2) of the NASDAQ Listing Rules. In addition, our directors will neither be nominated by a majority of our independent directors in a vote in which only independent directors participate nor by a nominations committee comprised solely of independent directors as required by Rule 5605(e)(1) of the NASDAQ Listing Rules, and instead will be selected or recommended by the board of directors. Such home country practice differs from the NASDAQ Global Select Market corporate governance listing standards because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. As a result, our executive directors, one of whom is also our major shareholder, may have greater power to make or influence major decisions than they would if we complied with all the NASDAQ Global Select Market corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NASDAQ Global Select Market rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NASDAQ Global Select Market rules applicable to U.S. domestic issuers.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

        Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or a PFIC, for the taxable year ending September 30, 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, U.S. holders of our ordinary shares or ADSs may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. See Item 10.E "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company."

You may not be able to participate in any future rights offerings and may experience dilution of your holdings in relation to any such offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

You may not be able to exercise your right to vote.

        As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs.

        Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders' meeting upon a 10-day notice. When a shareholder's meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice and ask it to, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders' opportunities to sell their shares at a premium.

        Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares in the form of ADSs or otherwise. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. The above provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2010 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in the PRC and because the majority of our directors and officers reside outside the United States.

        We are incorporated in the Cayman Islands and conduct our operations primarily in the PRC. A substantial majority of our assets are located outside the United States and most of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the PRC in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind in United States courts, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment of United States courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions taken against our management, our board of directors or our controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

        Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

        Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

        Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

  •
  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  voting at the meeting is made on a show of hands.

        The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

        The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

Item 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        We commenced operation in October 2004 as TNH. On October 12, 2007, International Petroleum Services Corporation Limited, or International Petroleum, a company incorporated in Hong Kong and then wholly owned by Mr. Ernest Cheung, entered into an equity transfer agreement with Mr. Guoqiang Xin, who serves as our current CEO, Mr. Fengkai Liu and Mr. Fengshan Liu, the then shareholders of TNH, under which:

  •
  Mr. Guoqiang Xin transferred his 94.60% of the equity interest in TNH to International Petroleum for a consideration of RMB33,205,000;

  •
  Mr. Fengkai Liu transferred his 5% of the equity interest in TNH for a consideration of RMB1,755,000; and

  •
  Mr. Fengshan Liu transferred his 0.40% of the equity interest in TNH for a consideration of RMB140,000.

        The equity acquisition under the equity transfer agreement, or the 2007 Acquisition, was approved by the local counterpart of the Ministry of Commerce, or MOFCOM, in Tianjin on December 18, 2007 and a Certificate of Approval for Foreign Invested Enterprise in the PRC was issued by the Tianjin Municipal Government on December 21, 2007. TNH obtained a new business license on January 10, 2008 to change its corporate status to a wholly foreign owned enterprise, or WFOE.

        To enable us to raise equity capital from investors outside of the PRC, we set up an offshore holding company structure by establishing Superport Limited, a British Virgin Islands incorporated company, in March 2009 to hold 100% of the equity interest in International Petroleum on May 4, 2009 for a consideration of HK$5,000. On May 6, 2009, under an equity transfer agreement entered into between Mr. Ernest Cheung, the sole shareholder of Superport Limited, Premium Sino Finance Limited, or Premium Sino Finance, a British Virgin Islands incorporated company, whose sole director and shareholder is Mr. Qingzeng Liu, who serves as our current Chairman, Premium Sino Finance acquired 90% of the outstanding share capital of Superport Limited for a consideration of HK$45,000,000, or the 2009 Acquisition. The remaining 10% of the outstanding share capital of Superport Limited were acquired by Wise Worldwide Limited, or Wise Worldwide, a British Virgin Islands incorporated company, from Mr. Ernest Cheung for a consideration of HK$5,000,000. Subsequently, Wise Worldwide transferred some of the shares in Superport Limited it held to Prosperia International Limited, a British Virgin Islands incorporated company, and King Da Investment Fund Limited, a Cayman Islands incorporated company.

        In furtherance of certain oral agreements reached in connection with the 2007 Acquisition and 2009 Acquisition and in order to remunerate Mr. Ernest Cheung and Mr. Guoqiang Xin for the financial performance of TNH subsequent to those acquisitions, on November 30, 2009, Premium Sino Finance, Mr. Guoqiang Xin and Mr. Ernest Cheung entered into a supplemental agreement, under which the parties agreed, among other things, that:

  •
  the fair value of TNH in 2007, or the TNH 2007 valuation, shall be 4.5 times of the audited net profit recorded by TNH in 2007; while the fair value of TNH in 2009, or the TNH 2009 valuation, shall be 5 times of the average of audited net profits recorded by TNH in 2008 and 2009 respectively;

  •
  Premium Sino Finance shall pay Mr. Ernest Cheung an additional consideration, or the additional consideration, for the 2009 Acquisition, which is equivalent to the difference between the TNH 2009 valuation and the HK$50,000,000 Premium Sino Finance and Wise Worldwide paid to Mr. Ernest Cheung for the 2009 Acquisition; and

  •
  Mr. Ernest Cheung instructs Premium Sino Finance to pay to Mr. Guoqiang Xin, out of the additional consideration, an amount equivalent to the difference between the TNH 2007 valuation and the RMB35,100,000 Mr. Ernest Cheung paid to Mr. Guoqiang Xin for the 2007 Acquisition.

        We incorporated SinoTech Energy Limited, or SinoTech, in the Cayman Islands on June 9, 2010 as our listing vehicle. SinoTech became our ultimate holding company on October 12, 2010 when it issued shares to the existing shareholders of Superport Limited in exchange for all of the outstanding shares of Superport Limited.

        We completed our initial public offering of our ADSs on the NASDAQ Global Select Market on November 8, 2010.

        See Item 5.B. "Liquidity and Capital Resources—Capital Expenditures" for a description of our principal capital expenditures since the beginning of our last three financial years. We entered into an agreement in December 2010 to purchase 10 additional LHD units. See Item 14. "Material Modifications to the Rights of Security Holders and Use of Proceeds—E. Use of Proceeds."

        Our principal executive offices are located at 3/F, No. 19 Ronghua South Road, Beijing Economic-Technological Development Area, Beijing 100176, People's Republic of China. Our telephone number at this address is +86-10-8712-5555. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017, United States.

B. BUSINESS OVERVIEW

        We are a fast-growing and profitable provider of EOR services in the PRC. We believe we are a leading domestic non-state-owned player in the PRC's EOR sector. We provide innovative EOR services to major oil companies in the PRC using leading edge technologies, which include certain patented LHD technologies, which we have an exclusive right to use in the PRC, and a MDF technology for which we hold a PRC patent. We also provide technical services to CBM customers using the LHD technology.

        Our LHD services increase crude oil or methane gas output by using a high-pressure water jet to drill horizontal holes in multiple directions from an existing vertical well to the surrounding reservoirs, thereby increasing the quantity of the flow of oil and methane gas. Based on pilot tests conducted over a period of three months at our customer sites, the 18 oil wells across five major oil fields in the PRC where we tested the LHD technology showed on average an increase in daily production volumes of approximately 230% and the seven coalbed methane wells where we tested the LHD technology showed on average an increase in daily production volumes of approximately 976%.

        Our MDF technology increases oil recovery from mature wells by displacing the residual oil that adheres to sedimentary rock or sand in the oil reservoir. When the MDF chemical solution is injected into the reservoir and encounters the oily sand, it creates an ultra thin film that separates crude oil from sand content, thereby enabling the oil to flow more freely and to be efficiently extracted by the oil pump. The utilization of our MDF solution has resulted in oil production rate increases of approximately 17% and approximately 36% at trial wells at the Dagang and Liaohe oilfields, respectively, over the course of three months, according to a report prepared by Beijing Ji'ao in 2008 which was commissioned by us.

        With our expertise and experience in such technologies, we believe that we have positioned ourselves well within the growing PRC oilfield services market to provide EOR services to large PRC oil and gas companies. We have captured service contracts with large PRC oil companies that are affiliates of China National Petroleum Corporation, or CNPC, and believe we are well positioned to capture additional contracts with CNPC affiliates and other major PRC oil companies going forward.

        Our sales have grown at a CAGR of 41.2% from $9.6 million in the period from October 13, 2004 (inception of TNH) to September 30, 2005 to $38.2 million in the fiscal year ended September 30, 2009. Our net income increased at a CAGR of 45.9% from $3.2 million in the period from October 13, 2004 (inception of TNH) to September 30, 2005 to $14.5 million in the fiscal year ended September 30, 2009. In the fiscal year ended September 30, 2010, we had sales of $45.3 million and a net loss of $13.7 million. Our sales are diversified across our three sections contributing 37.5%,62.5% and nil of our total sales in the fiscal year ended September 30, 2009, and 46.8%, 42.8% and 10.4% of our total sales in the fiscal year ended September 30, 2010, from our LHD, MDF and consulting sections, respectively.

Our Services

        The following map shows the geographic distribution of the oil and coalfields at which we currently provide our LHD and MDF services directly to oil and coalfield operators:

  Lateral Hydraulic Drilling

        Our LHD technology is designed to enhance production in oil wells and coalfields by increasing the quantity of the flow of oil and methane gas to the vertical wellbore from the surrounding reservoirs. Our LHD units use high-pressure water jets to drill horizontal tunnels in multiple directions from the vertical wellbore, thereby increasing the number of points of contact between the wellbore and the reservoir and improving the flow of oil and methane gas. The time that it takes to complete drilling at customer sites ranges from four to eight days for oil wells, and almost the same length of time for CBM wells. The average drilling distance is 354 meters per well for oil wells and 992 meters per well for CBM wells for the fiscal year ended September 30, 2010. Each LHD unit generally services approximately 48 to 60 wells per year.

        As a low-cost horizontal drilling technology, LHD has the potential to extract reserves in low production vertical wells not otherwise accessible by traditional EOR techniques. There are 120,000 in the PRC that would benefit from the LHD technology. The LHD technology is considered most suitable for existing vertical production wells with low yields. In the PRC, the abandonment of development wells is rare—wells producing only three barrels per day are often still kept in operation.

        Our LHD equipment is mounted on trucks that can be driven on normal roads and highways to the site of a customer's oil or coalbed methane field. Each LHD unit is equipped with a high pressure jet motor for pumping pressurized water, a computerized monitoring system with proprietary software for monitoring and controlling various aspects of the drilling operation, devices used to collect operating data which can be seen by the LHD operator using the monitoring system above ground, a high pressure water jet and ancillary equipment to guide the jet horizontally and coil tubing used to deliver the high-pressure fluid used for drilling.

        The following diagram illustrates the LHD service process:

        The LHD process entails using a specialized cutting assembly to cut an approximately one-inch diameter hole in the vertical wellbore casing through which the nozzle of the jetting hose passes. A deflecting shoe directs the jetting hose to the opening in the wellbore. The jetting hose consists of a 2,000 to 3,000 meter flexible coil tubing which can turn over 90 degrees for directional drilling. The high-pressure water jet then drills a tunnel extending laterally through the casing, through the near wellbore damage, or debris collected near the wellbore as a result of perforating the casing and the drilling process, and into the rock formation. The procedure bores one to two-inch diameter lateral drainage tunnels radiating out at multiple angles into the reservoir, similar to the spokes of a wagon wheel. The jetting hose has both forward and backward-facing water jets. The forward jet drills the lateral tunnel while the rear jet propels the jetting hose forward and clears away rock and other debris from the tunnel. Our customers can use the LHD technology in conjunction with other EOR technologies such as acidizing or fracturing to improve the ability of the surrounding rock formation to transmit oil or methane gas.

        The following diagram illustrates the drilling process inside a wellbore:

        Prior to commencing the LHD process, our engineers consult with the customer to obtain technical details about the geological conditions and oil and methane gas production profiles of the service block. Based on this information, our engineers develop a drilling plan to maximize oil and methane gas production. In order to maximize the utilization of our equipment, our drilling plan typically focuses on servicing several adjacent wells within one service block. We assign five to six staff, including engineers and technical personnel, to each LHD unit. These on-site personnel are responsible for formulating the drilling plan, transporting equipment to the work site, preparing the well for insertion of the jetting hose, operating the LHD unit, monitoring drilling progress and recording the distance drilled for purposes of calculating our fee.

        Our initial testing of our LHD equipment took place in 2007 at Changqing oilfield where we had five test wells. These wells achieved production rate increases ranging from approximately 50% to 460% based on pilot tests conducted by us during the past three years, each test occurring over a three-month long period. One of these wells had no oil yield prior to the application of our LHD services. However, after the application of our LHD services, it achieved a crude oil yield of approximately 3.62 tons per day.

        We currently own and operate 10 LHD units. We purchased 10 additional units in December 2010. The first two new units were delivered in March 2011 and we are currently testing these units. We expect to take delivery of the remaining eight units by December 2011.

        As of the date of this annual report, we have agreements in place to provide our LHD services at Daqing oilfield, Liaoning coalfield and Shenyang coalfield.

        The following chart summarizes certain terms of our LHD services agreements.

LHD Contract	Daqing Oilfield	Liaoning Coalfield	Shenyang Coalfield
Term	Initial contract: April 1, 2010 - March 31, 2012 Second contract: May 24, 2010 - May 23, 2013	October 26, 2009 - October 25, 2011	January 1, 2011 - December 31, 2012
Type of field	Oil	Coalbed methane	Coalbed methane
Number of LHD units	4	1	1
Customer	Daqing Huajian Petroleum Technology Service Co., Ltd.	Liaoning Ouya Dongdi Coalbed Gas Technology Development Co., Ltd.	Shenyang Rising Methane Technology Service Co., Ltd.
Fee (RMB/meter drilled)	2,500	900	900
Company's services	• Prepare and implement technical plan	• Prepare and implement technical plan	• Prepare and implement technical plan
	• Provide LHD unit as well as other necessary equipment and instrumentation	• Provide LHD unit as well as other necessary equipment and instrumentation	• Provide LHD unit as well as other necessary equipment and instrumentation
	• Provide on-site personnel	• Provide on-site personnel	• Provide on-site personnel
Number of wells serviced(1):
Year ended September 30, 2009	62	49	N.A.
Year ended September 30, 2010	97	51	N.A.
Number of meters drilled
Year ended September 30, 2009	20,535	51,880	N.A.
Year ended September 30, 2010	34,370	50,595	N.A
Cost of sales for the period
Year ended September 30, 2009	$2,118,341	$2,295,317	N.A.
Year ended September 30, 2010	$4,250,177	$2,545,400	N.A.
Average cost of sales per meter drilled
Year ended September 30, 2009	$103.16	$44.24	N.A.
Year ended September 30, 2010	$123.66	$50.31	N.A.

(1)
Includes wells serviced by us at the relevant location prior to the current contract term.

  Agreements relating to Daqing Oilfield

        We started providing LHD services at the Daqing oilfield from November 2009. Currently we have two contracts with Daqing Huajian Petroleum Technology Service Co., Ltd., which Daqing Huajian entered into on April 1, 2010 and May 24, 2010, respectively. We have a commercial understanding with Daqing Huajian that we will provide our LHD services until the end of the two year term in accordance with the first contract. Under these agreements, we are liable for any safety or environmental accidents caused by us.

  Agreement relating to Liaoning Coalfield

        We entered into a one-year technical service contract in October 2008 with Liaoning Ouya Dongdi Coalbed Gas Technology Development Co., Ltd., or Liaoning Methane, to provide LHD services, equipment and tools at certain coalfields in Liaoning, the PRC. Upon successful completion of this contract, we entered into a new services agreement with Liaoning Methane in October 2009 with a term of two years. Under this agreement, we are liable for any safety or environmental accidents caused by us.

  Agreement relating to Shenyang Coalfield

        We entered into a two-year service contract in January 2011 with Shenyang Rising Methane Technology Service Co., Ltd, or Shenyang Methane, to provide LHD services, equipment and tools at Shenyang coalfield, the PRC. Under this agreement, we are liable for any safety or environmental accidents caused by us.

  Letters of Intent

        In September and October 2010, we entered into letters of intent with PetroChina Coalbed Methane Co., Ltd. and Zhejiang Oilfield Company, both of which are affiliates of CNPC, and agreed to develop the LHD market in Hancheng, Shanxi Province and at the Zhejiang Oilfield.

  LHD Service Contracts

        In furtherance of our letters of intent with affiliates of CNPC in July and November 2009, pursuant to which we intended to enter into service contracts to provide our LHD services to these CNPC affiliates, we entered into technical service contracts in August 2010 with Panjin Hanyu and Hebei Daofu to provide our LHD services at certain oilfields with respect to which Panjin Hanyu and Hebei Daofu will procure contracts with affiliates of PetroChina. Under these contracts, Panjin Hanyu and Hebei Daofu agreed to contract directly with the oilfield operators, handle payment collections and bear responsibility for potential safety and environmental liabilities. Pursuant to the original terms of these agreements, we agreed to pay each of Panjin Hanyu and Hebei Daofu annual service fees of RMB1.36 million and RMB4.0 million, respectively, payable quarterly, for their contracting and administrative roles. Each of the contracts with Panjin Hanyu and Hebei Daofu also originally provided that we will be paid a service fee of RMB2,500 per meter drilled. These payment terms were modified in December 2010 to change our fee structure and cap our fees such that we are no longer paid on a per meter drilled basis. Pursuant to our contract with Panjin Hanyu, which has a term of three years, Panjin Hanyu has agreed to use our LHD services for at least 200 oil wells at the Jilin Oilfield and Liaohe Oilfield. Under our contract with Hebei Daofu, which also has a three-year term, Hebei Daofu has agreed to assist us in developing the LHD services market with respect to the Huabei, Dagang, Shengli, Jidong and Zhongyuan Oilfields and enter into service contracts with the oilfield operators. Hebei Daofu has agreed to use our LHD services for at least 600 oil wells. In September 2010, we deployed one LHD unit to the Jilin Oilfield and two LHD units to the Dagang Oilfield, which have since commenced operations.

        In December 2010, we modified our agreements with Hebei Daofu and Panjin Hanyu. Under the terms of our modified agreement with Hebei Daofu, we are obliged to supply three LHD units and one testing unit. Hebei Daofu will pay us a fixed annual service fee for each LHD unit of RMB50 million and a fixed annual service fee for each testing unit of RMB2 million. These fees are payable by Hebei Daofu to us on a monthly basis at RMB12.7 million per month. Under the terms of our modified agreement with Panjin Hanyu, we are obliged to supply two LHD units and one testing unit. Panjin Hanyu will pay us a fixed annual service fee for each LHD unit of RMB50 million and a fixed annual service fee for each testing unit of RMB2 million. These fees are payable by Panjin Hanyu to us on a monthly basis at RMB8.5 million per month. Under each of the contracts with Panjin Hanyu and Hebei Daofu, we are responsible for formulating a construction plan for each well, supplying spare parts without charge within a specified quota, repairing equipment annually bearing the expenses, providing technical training and updates and supervising the construction quality on-site.

  Molecular Deposition Film Technology

        Our MDF technology increases oil recovery from mature wells by displacing the residual oil that adheres to sedimentary rock or sand in the oil reservoir. When the MDF chemical solution encounters the oily sand, it creates an ultra thin film that separates the oil from the sand, thereby enabling the oil to flow more freely and to be more efficiently extracted by the oil pump.

        Our customers utilize our MDF services as a part of tertiary recovery, or the final stage of recovery in the production life of a well that is preceded by primary and secondary oil recovery methods. In the primary stage of recovery, oil is extracted from the oil reservoir by an artificial lift system such as a pump. Over time, the volume of oil in the reservoir declines, thus reducing the pressure in the wellbore. With insufficient pressure in the wellbore, the artificial lift system cannot effectively draw out oil. In order to maintain pressure in the reservoir and direct the flow of oil towards the production well, the oilfield operator typically installs a network of water wells that inject water to substitute the volume of oil that has been extracted. The use of a water network is a secondary recovery method known as "waterflooding," which displaces the residual oil in the reservoir by injecting water into the oil reservoir. The water physically sweeps the displaced oil to adjacent production wells, from which the artificial lift system extracts the oil. After the secondary phase of oil recovery, oilfield operators may also implement various tertiary recovery methods, including the use of our MDF services, to improve the flow of oil in the reservoir and the production of the well.

        The following diagram illustrates the MDF service process:

        The MDF solution is dispersed into the oil reservoir through the network of water injection wells. In order to deploy the MDF solution, it is blended directly at the existing water injection facilities and pumped downhole into the water well. The MDF solution is water soluble and does not increase the viscosity of the injection water, which means that no additional injection capacity is required to pump the mixture into the reservoir. The MDF solution separates the oil from the sand content in the reservoir and the oil can subsequently flow freely towards the wellbore for extraction by the artificial lift system. Once lifted to the surface, the oil is separated from the water, gas, mud and sand, and the oil is transferred to an oil tank. A meter records the production tonnage at the entry point into the oil tank.

        Our MDF technology can be used only in certain geological conditions. The geological conditions for MDF usage include suitable temperature, pressure, viscosity of the oil, porosity of the rock formation, and the water content of the reservoir as a result of waterflooding. The amount of MDF solution required to enhance production at a particular oilfield also depends on geological conditions. For example, we estimate that in the Dagang oilfield, one ton of MDF solution yields approximately 750 tons of incremental oil production. At the Huabei oilfield, we estimate that one ton of MDF solution yields approximately 152 tons of incremental oil production.

        Prior to commencing injection of our MDF solution into a customer's wells, our engineers meet with the customer, conduct preliminary tests of the service block's oil and water wells network and analyze production data provided by the customer. Our engineers then develop an MDF implementation plan for different well groups and sections of the oilfield based on the technical information they have collected. This plan includes a determination of the optimal amount of our MDF solution to inject into the reservoir.

        As the customer's MDF implementation plan is carried out, our on-site technicians, together with the customer's technical personnel, monitor the production data at the entry point into the customer's oil tank. In order to enhance recovery, we may also employ other chemical agents together with our MDF solution if the geological conditions of the oilfield require further treatment. For example, at the Dagang oilfield, as a result of the high viscosity and sand content of the oil, we apply a viscosity reduction agent, de-sanding powder and other chemicals to the reservoir. In contrast, the Huabei and Liaohe oilfields do not require the use of additional chemical agents to facilitate extraction.

        As of the date of this annual report, we have the following agreements in place to provide our MDF services for three oilfields operated by affiliates of CNPC.

        The following chart summarizes certain terms of our MDF services agreements. We renewed our MDF contracts at Dagang and Liaohe oilfields. We also entered into a new MDF contract at Liaohe oilfield for an additional 64 wells:

MDF Contract	Dagang Oilfield	Liaohe Oilfield	Liaohe Oilfield	Huabei Oilfield
Term	January 1, 2006 - December 31, 2011	January 1, 2007 - December 31, 2012	January 1, 2011 - December 31, 2012	July 17, 2008 - January 1, 2012
Customer	PetroChina Dagang Oilfield Branch	PetroChina Liaohe Oilfield Branch	PetroChina Liaohe Oilfield Branch	PetroChina Huabei Oil Field Company
Price (RMB/ton)	480	680	600	330
Production target (tons/year)	264,330	180,000	85,000	75,000
Actual production, 2010 (tons)	281,383	193,695	N.A.	75,531
Actual production, 2009 (tons)	270,002	184,774	N.A.	76,795
Actual production, 2008 (tons)	298,029	183,507	N.A.	N.A. (actual commencement of MDF services occurred in January 2009)
Actual production, 2007 (tons)	317,922	184,127	N.A.	N.A.

MDF Contract	Dagang Oilfield	Liaohe Oilfield	Liaohe Oilfield	Huabei Oilfield
Penalty for missing target annual production	RMB50 per ton of production shortfall	None	None	If annual target not met, Company is charged a penalty of 3% of the annual service fee. If production target is still not met within 30 days, the customer may terminate the agreement and is entitled to a refund of service fees already paid.
Number of oil wells	178	110	64	49
Company's services

•       Prepare MDF injection plan

•       Implement MDF injection plan

•       Provide monitoring instrumentation and injection equipment

•       Purchase MDF solution

•       Pay for staff salaries

•       Provide training of on-site employees of customer

		• Prepare MDF injection plan • Implement MDF injection plan • Purchase MDF solution and relevant equipment for the injection	• Prepare MDF injection plan • Implement MDF injection plan • Purchase MDF solution and relevant equipment for the injection	• Prepare MDF injection plan • Implement MDF injection plan • Purchase MDF solution • Pay for staff salaries

        The following chart summarizes certain terms of our MDF subcontract agreements:

MDF Subcontract	Dagang Oilfield	Liaohe Oilfield	Liaohe Oilfield	Huabei Oilfield	Total
Term	October 1, 2009 - December 31, 2011	February 5, 2007 - December 31, 2012	January 1, 2011 - December 31, 2012	April 1, 2010 - January 1, 2012
Subcontractor	Hebei Daofu Petroleum Prospecting Technology Development Co., Ltd.	Panjin Hanyu Oil Technology Development Co., Ltd.	Panjin Hanyu Oil Technology Development Co., Ltd.	Hebei Daofu Petroleum Prospecting Technology Development Co., Ltd.
Subcontractor's fee (RMB/ton)	N.A.	380	N.A.	N.A.
Company's fee (RMB/month, unless otherwise stated)	4,600,000	300 per ton	2,000,000	1,225,000
Subcontractor's services	• Implement MDF injection plan • Ensure the safety of production and environmental protection	• Implement MDF injection plan • Bear cost of MDF solution and all other materials after June 2007 • Manage and maintain the equipment previously purchased and installed by Company	• Implement MDF injection plan • Bear cost of MDF solution and all other materials • Manage and maintain the equipment previously purchased and installed by Company	• Implement MDF injection plan
Company's services	• Prepare the MDF injection plan • Provide technical support • Assist in purchasing MDF solution	• Provide technical support and engineers for technical guidance • Bear cost of MDF solution before June 2007 • Provide previously purchased and installed equipment for Subcontractor's use	• Provide technical support and engineers for technical guidance • Provide previously purchased and installed equipment for Subcontractor's use	• Prepare the MDF injection plan • Provide technical support • Assist in purchasing MDF solution

MDF Subcontract	Dagang Oilfield	Liaohe Oilfield	Liaohe Oilfield	Huabei Oilfield	Total
Number of wells serviced(1):
Year ended September 30, 2009	140	110	N.A.	49	299
Year ended September 30, 2010	140	110	N.A.	49	299
Number of tons of crude oil extracted
Year ended September 30, 2009	295,989	184,819	N.A.	57,225	538,032
Year ended September 30, 2010	—	190,375	N.A.	38,045	228,430
Cost of sales for the period
Year ended September 30, 2009	$6,550,976	$1,762,048	N.A.	$1,103,384	$9,416,408
Year ended September 30, 2010	$517,784	$1,761,241	N.A.	$774,936	$3,053.961
Average cost of sales per ton of crude oil extracted
Year ended September 30, 2009	$22.13	$9.53	N.A.	$19.28	$17.50
Year ended September 30, 2010	—	$9.25	N.A.	$20.37	$11.10

(1)
Includes wells serviced by us at the relevant location prior to the current contract term.

  Agreements relating to Dagang Oilfield

        We entered into a technical services agreement with PetroChina Dagang Oilfield Branch, or PetroChina Dagang, in January 2006 to provide our MDF services at the Dagang oilfield. Under this agreement, we assume all investment risks thereunder, including risks relating to the imposition of fines for fire prevention, safety and environmental matters and other legal liabilities that may arise after commencement of the relevant project. In addition, we are required to abide by PetroChina Dagang's onsite rules and procedures, submit to safety supervision, maintain the on-site environmental condition of the relevant service blocks and assume safety and environmental liabilities relating to those blocks. Furthermore, we are solely responsible for any damage to the production capacity of relevant blocks arising as a result of any mistake in the oil recovery production measures or materials provided by us. In February 2006, in order to reduce our upfront investment costs for equipment and facilities, we subcontracted our performance under the technical services agreement to Dagang Shengkang Oil Technology Development Co., Ltd., or Dagang Shengkang. Subsequently, in September 2009, at the request of Dagang Shengkang, and with the consent of PetroChina Dagang, we subcontracted our services to Hebei Daofu under a cooperation agreement. We have the right to cancel the cooperation agreement and resume providing MDF services directly to PetroChina Dagang if Hebei Daofu breaches the cooperation agreement or the technical services agreement with PetroChina Dagang. We provide certain technical support and MDF procurement services to Hebei Daofu pursuant to a separate technical services agreement. We renewed this agreement to extend its expiration date for an additional year to December 2011.

  Agreements relating to Liaohe Oilfield

        We entered into a technical services agreement with PetroChina Liaohe Oilfield Branch, or PetroChina Liaohe, in January 2007 to provide our MDF services at Liaohe oilfield in Panjin City, Liaoning Province, the PRC. Under this agreement, PetroChina Liaohe is responsible for safety and environmental matters within the operations area and we must comply with PetroChinaLiaohe's rules and procedures relating to onsite safety and environmental matters. In late January 2007 we subcontracted, with PetroChina Liaohe's consent, the provision of our MDF services to Panjin Hanyu Oil Technology Development Co., Ltd., or Panjin Hanyu, for the remainder of the term of our original agreement with PetroChina Liaohe. We subcontracted to Panjin Hanyu in order to benefit from Panjin Hanyu's local business expertise and relationship network and their knowledge of local conditions at the Liaohe oilfield. Panjin Hanyu was established in 2006 and is mainly engaged in oilfield services related to oil and gas well recovery, and the sale of drilling equipment parts. We also entered into a separate service agreement with Panjin Hanyu in February 2007 that set forth our obligations to provide necessary technical support and guidance to Panjin Hanyu. We renewed this agreement to extend its expiration date for an additional two years to December 2012. We also entered into a new MDF contract at Liaohe oilfield to service an additional 64 wells.

  Agreements relating to Huabei Oilfield

        We entered into a technical services agreement with PetroChina Huabei Oilfield Branch, or PetroChina Huabei, in July 2008 to provide our MDF services at Huabei oilfield in Renqiu, the PRC, commencing in January 2009. Under this agreement, each party is responsible for its own compliance with health, production safety and environmental regulations. In addition, we are required to abide by PetroChinaHuabei's onsite rules and regulations and are liable for any losses resulting from our violation of them. Furthermore, each party is obligated to ensure that the other party's use of equipment, material, work procedures and craftsmanship, software and other intellectual property provided by such first party is not in violation of any third party intellectual property rights and agrees to bear responsibility for liabilities arising out of such violations and indemnify the party receiving such intellectual property. In the event of any violation of a third party's rights, the providing party shall be liable for the losses suffered by the other party. We are also obligated to purchase insurance coverage for all of our equipment and personnel and make a claim with the insurer in the event of accidents of the equipment or personal injuries. PetroChina will be liable for the accidents of equipment or personal injuries caused by its fault in the amount of any loss that is in excess of the compensation provided by the insurer under the insurance coverage. However, PetroChina will not be liable for any claims that are not covered by insurance policy. In April 2010 we subcontracted, with PetroChinaHuabei's consent, the provision of our MDF services to Hebei Daofu for the remainder of the term of our original agreement with PetroChina Huabei. We subcontracted to Hebei Daofu in order to allocate more personnel to our LHD service contracts. We also provide technical support to Hebei Daofu in connection with this contract.

  Consulting

        In September 2010, we entered into a marketing development agreement with Tianjin Botenear Petroleum Engineering Co., Ltd., or Tianjin Botenear, to develop the oilfield service market for directional well drilling technology within the territory of the Republic of Kazakhstan. We have completed the procurement of oilfield service contracts for Tianjin Botenear for at least 40 oil wells, pursuant to which Tianjin Botenear will be responsible for implementing the services under those contracts. Tianjin Botenear has agreed to pay us a service fee in the amount RMB32,000,000 for our market development services.

Our Suppliers

  LHD Units

        Our LHD units are manufactured by Jet Drill. During the manufacturing stage, our engineers work with Jet Drill's engineers to customize the LHD units to our specifications, which are based on our customers' requirements and the geological and operational conditions at our customers' well sites.

        We purchase our LHD units from Jet Drill through Dongying Luda which acts as our import agent for the purchase of LHD units. Under our LHD purchase arrangement, we enter into an LHD equipment purchase agreement with Dongying Luda and Dongying Luda enters into a purchase agreement with Jet Drill. Dongying Luda is a professional oil service equipment manufacturer and importer in the PRC. In addition to import-related services, Dongying Luda provides us with services related to the assembly, testing and fine-tuning of our LHD equipment and sells us ancillary tools and equipment. Jet Drill provides a 12-month warranty on its LHD units under its sales contract with Dongying Luda and a warranty pursuant to our exclusive license agreement covering material and workmanship defects. Under a back-to-back arrangement with Dongying Luda, Dongying Luda provides us with the same 12-month warranty. Jet Drill also provides training covering operating and maintenance to our LHD operators at their headquarters in Louisiana.

  MDF Solution

        We entered into a five-year supply contract with Tianjin Shanchuan, a chemical manufacturer affiliated with Professor Manglai Gao, or Professor Gao, on May 8, 2008 to manufacture and supply our MDF chemicals exclusively for us or parties designated by us. The price of MDF chemicals charged by Tianjin Shanchuan is calculated according to the base price quoted by Tianjin Shanchuan at the beginning of each year. Our subcontractors estimate the total amount of the MDF chemical required for the whole year based on our technical plan. Our subcontractors, with our authorization, then purchase the required amount of MDF solution from Tianjin Shanchuan. The payment schedule is subject to adjustment at the time of Tianjin Shanchuan's acceptance of purchase orders from time to time. In addition to the MDF solution, we purchase a limited amount of other chemical agents from Tianjin Shanchuan for the treatment of the oil reservoir, including viscosity reduction agent and de-sanding powder. See "—Intellectual Property—Patent for MDF Technology."

  MDF Equipment

        In order to focus on our service-based business model, we currently do not own any equipment related to MDF injection. For the Liaohe oilfield, we entered into a sale-leaseback arrangement on July 12, 2007 with Hebei Daofu whereby we sold to Hebei Daofu our MDF injection equipment and monitoring facilities and Hebei Daofu leased this equipment and facilities back to us for a monthly fee. As a result, Hebei Daofu is responsible for the ongoing maintenance and repair costs of the leased equipment and facilities. Similarly, Hebei Daofu purchased from us the MDF injection equipment used for our contract at the Dagang oilfield.

Our Customers

        We market our services to customers in the PRC with mature oil wells that can benefit from our MDF or LHD technologies. In the year ended September 30, 2010, our ultimate customers were CNPC (including its subsidiary, PetroChina), either directly or ultimately through third party service providers, Daqing Huajian, and Liaoning Methane, which accounted for 43%, 27.9% and 14.8%, respectively, of our sales during that period. In the year ended September 30, 2009, our ultimate customers were CNPC (including its subsidiary, PetroChina), either directly or ultimately through third party service providers, and Liaoning Methane, which accounted for 73.1% and 18.3%, respectively, of our sales during that period. In the year ended September 30, 2008, all of our sales were derived from our contracts with CNPC.

        The following table sets forth percentages of our total sales for the fiscal years ended September 30, 2008, 2009 and 2010 by location of the oilfield/coalfield:

	% of Total Sales for
Oilfield/Coalfield Location (Ultimate Customer)	Fiscal Year Ended September 30, 2008	Fiscal Year Ended September 30, 2009	Fiscal Year Ended September 30, 2010
Dagang (PetroChina Dagang, an affiliate of CNPC)	39.7%	34.0%	23.0%
Liaohe (PetroChina Liaohe, an affiliate of CNPC)	24.8%	21.2%	19.9%
Changqing (PetroChina Changqing Oilfield Company, an affiliate of CNPC)	35.5%	18.3%	—
Liaoning (Liaoning Methane)	—	17.9%	14.8%
Heilongjiang (Daqing Huajian)	—	—	27.9%
Other	—	8.6%	14.4%

Sales and Marketing

        Our sales and marketing strategy is targeted at increasing market awareness of our brand and service offerings, promoting the use of our technologies, gaining new business from other major oilfields and coalfields across the PRC and promoting repeat business from existing clients. Our executive management team is actively involved in business development and managing our key client relationships. Our marketing efforts focus on performing trials of our technology at potential customers' oilfields, allowing us to showcase the potential improvements in oil production our technology can bring. We have tested our LHD units at various oilfields, including Dagang, Daqing and Changqing. We market our MDF technology by communications and promotions of our test results, which demonstrate scenarios where we have achieved significant increases in production. In addition, we station our engineers near each MDF and LHD site to provide on-site supervision and technical advice to our customers, which we believe strengthens our relationships with customers.

Employees

        As of September 30, 2009, we had over 60 employees, most of whom have significant oil services industry expertise and many of whom have previously worked for PetroChina or CNPC. All of our employees work on a full-time basis. We had a total of 63 and 53 employees as of September 30, 2007 and 2008, respectively. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements. As of September 30, 2010, we had 104 employees, which comprised of 61 operation staff, 13 technology staff, four marketing staff, seven finance staff and 19 administration and human resource staff.

Competition

        Our competitors in the EOR services sector consist primarily of the in-house oilfield services divisions at the large Chinese state-owned oil companies, namely, CNPC, Sinopec and CNOOC, and private oilfield services providers. The state-owned oilfield services divisions also provide EOR services at the fields where we operate. These oilfield services divisions generally focus on more routine EOR technologies and tend to be slower to adapt to newer technologies.

        The state-owned oilfield services divisions generally receive preference in the awarding of EOR projects by their parent or affiliate companies. As a result, not all EOR projects are subject to public bidding and smaller, private oilfield service companies may be effectively precluded from participating in such projects or, even where public bidding is conducted, the state-owned division may be given preference.

        Private oilfield service providers in the PRC's EOR space are few. While many companies sell chemicals like surfactants and polymers, and a few provide field design, engineering and project management services, few, if any, provide both. Furthermore, private Chinese oilfield services companies with significant asset bases are virtually unknown.

        In terms of EOR techniques, MDF competes against other polymer techniques.

Intellectual Property

  Exclusive License for LHD in the PRC

        The LHD technology used in the drilling units that we purchase from Jet Drill is patented in the U.S. under patent numbers 5,413,184, 5,853,056, 6,125,949 and 6,283,230. The holders of the patents underlying the LHD technology are a U.S.-based oil and gas company and a U.S.-based licensor of proprietary well enhancement techniques and devices. The LHD patents cover certain processes and apparatuses implemented by Jet Drill's equipment. Three of the LHD patents, or the Base Patents, expire in October 2013 and a fourth patent expires in March 2019. Pursuant to an exclusive marketing agreement with the predecessor to the holder of the Base Patents, a director of Trinity Energy Holdings, LLC, or Trinity Energy, which is the parent company of Power Hydraulics and Jet Drill, obtained the exclusive right to market the LHD technology in the PRC until 2015, with an automatic five-year extension upon expiration. The director assigned the exclusive marketing agreement to Trinity Energy and its subsidiaries. Pursuant to an exclusive license agreement with the holder of the fourth patent, an affiliate of Jet Drill obtained the exclusive right to use in the PRC, until at the earliest 2019, certain lateral drilling technology based on the fourth patent and the patent holder's proprietary know-how and trade secrets. In October 2010, we obtained an exclusive license to purchase or use Jet Drill's LHD equipment, which includes the LHD technology based on the four underlying patents, in the PRC pursuant to an amended and restated technology license agreement with Jet Drill. Under this agreement, the Jet Drill Companies have agreed to sell LHD units in the PRC only to us. The agreement has an initial 10-year term and may be renewed by us for three-year terms perpetually. With respect to the development of technologies, methods, know-how or other intellectual property during the course of our engagements with our LHD customers, our agreements with our LHD customers do not contain provisions relating to ownership of intellectual property or allocation of liabilities with respect to intellectual property.

  Patent for MDF Technology

        The first generation of the MDF technology was co-developed and patented by Professor Gao and Mr. Kai Yu in 1999. In 2001 Mr. Yu granted to Professor Gao the right to use, license, assign or otherwise dispose of the patent. Professor Gao patented the second generation of the MDF technology in 2002. In May 2010, we acquired the second generation MDF patent from Professor Gao. As part of the sale of the patent, Professor Gao agreed to indemnify us if the patent infringed on any third party's intellectual property rights. This MDF patent expires in 2022. Tianjin Shanchuan, an affiliated company of Professor Gao, had previously obtained an exclusive license for an unlimited term from Professor Gao to manufacture the MDF solution based on the first generation patent. In May 2008, before we had purchased the second generation MDF patent, we entered into an exclusive five-year supply contract with Tianjin Shanchuan, for Tianjin Shanchuan to manufacture and supply the MDF solution exclusively for our use. We purchased the second generation MDF patent in order to have greater control over the manufacturing process of the MDF solution and thereby achieve cost savings. In May 2010, Professor Gao signed an undertaking to us on behalf of himself and Mr. Yu that they would not take any action with respect to the first generation patent without our consent. Upon the expiration of our exclusive supply agreement with Tianjin Shanchuan, we intend to enter into a new exclusive supply agreement with Tianjin Shanchuan for its continued manufacture of the MDF solution. With respect to our technical services agreements with our MDF customers, our agreements contain provisions governing the ownership of new technologies developed during the course of our engagement. Under our agreements for the Dagang and Liaohe Oilfields, new technological developments realized by a party during the course of the agreement belong to such party. In contrast, under our agreement for the Huabei Oilfield, new technological developments, including methods, inventions and discoveries resulting from our services belong to PetroChina Huabei, although we have a royalty-free license to use such technology. We currently subcontract our services under these agreements to third party contractors and, as of the date of this annual report, have not developed new MDF technologies as a result of services provided to these customers.

Development and Sourcing of New Technologies and Applications

        Our research and development efforts focus on sourcing, co-developing and implementing advanced oil recovery technologies that are suitable for coalbed methane wells and mature oil wells in the PRC. For example, we pioneered the use of LHD in CBM fields in the PRC. We have a team of engineers, geologists and technical specialists with significant experience in the EOR industry and CBM that devote a portion of their time to researching the latest EOR technologies and searching for potential additions to our current portfolio. Our team also works to find ways of improving the performance of our technologies by conducting tests and analyses of our LHD and MDF technologies.

Workplace Safety

        We have adopted a set of safety procedures and standards, based on standard practice for the EOR industry and our years of experience in delivering our specialized EOR services. We conduct regular and required maintenance of our equipment and work sites to ensure proper and safe working conditions are maintained. Our technical and operations personnel that visit customers' sites also are required by our customers to follow their on-site safety requirements and are subject to supervision by the customers' operations personnel.

Environmental Matters

        We are subject to national and local environmental protection laws and regulations in the PRC. See Item 4.B "Government Regulations—Regulations on Environmental Protection." Under the current PRC environmental laws, if the PRC government finds our operations to be in violation of applicable PRC environmental laws or regulations, we will be given a period of time to remedy the violation. We have not been subject to any sanctions by PRC environmental authorities for non-compliance with respect to our operations. As we are primarily a service provider, we are not considered an oil exploration and production company and thus not subject to the PRC regulations that apply specifically to oil exploration and production companies. We do not have any material discharge of pollutants in the ordinary course of our business. Based on the research of Professor Gao, our own internal tests and feedback from our customers, we do not believe that the release of our MDF solution into the ground as part of our MDF services results in underground pollution or contamination.

Insurance

        We maintain insurance over all our LHD equipment and we generally maintain employers' liability insurance covering death or work injury of employees, as well as public liability insurance covering injury to visitors. While we believe that our insurance coverage is comparable to similarly situated companies in the PRC, it may not be sufficient to cover all losses and liabilities we may incur. We do not maintain key man life insurance for any of our senior management or key personnel.

        We do not maintain business disruption insurance, which is available only to a limited extent in the PRC. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we face risks associated with not having business disruption insurance coverage. See Item 3.D "Risk Factors—Risk Factors Relating to Our Business—We are subject to significant operational risks and hazards that may not be fully covered by our insurance policies."

Government Regulations

        Below is a summary of the most significant PRC regulations and requirements that affect our business activities in the PRC and the industry in which we operate.

  Market Entry for Foreign Investment

        The principal regulation governing foreign ownership of oilfield services business in the PRC is the Foreign Investment Industrial Guidance Catalogue, or the Guidance Catalogue, which was issued in 1995 and revised respectively in 2002, 2004 and 2007. Under the current Guidance Catalogue which came into effect on December 1, 2007, the oilfield services business belongs to permitted foreign investment industry. Foreign investment in oilfield services businesses in the PRC is allowed subject to approval from the MOFCOM and/or the local counterpart authorized by the MOFCOM in accordance with the business scale and total amount of investment. The investment of International Petroleum in TNH was legally approved by the Bureau of Commerce of Tianjin municipality in 2007 and TNH obtained the foreign-invested enterprise approval certificate. The capital increase of TNH in 2009 was also legally approved by such government authority and the relevant approval certificate has been renewed and registered accordingly.

  Regulations on Protection of Intellectual Property Rights

        The PRC has adopted legislation governing protection of intellectual property rights, including copyrights, trademarks and patents. The PRC is a signatory to the main international conventions governing protection of intellectual property rights and became a member of the Agreement on the Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

  Patent

        The PRC Patent Law, adopted in 1984 and revised in 1992 and 2000 respectively, and the Implementing Rules of the PRC Patent Law, promulgated by the State Council in 2001 and revised in 2002 and 2010 respectively, govern and protect the proprietary rights to registered patents. The State Intellectual Property Office, or SIPO, handles patent registration and grants a term of 20 years to inventions and a term of 10 years to utility models and designs. The protection to patent rights may be terminated before expiry of the term granted as a result of the failure of the registrant to pay the annual registration fee accordingly. Patent license agreements and transfer agreements must be filed with the SIPO for record. On May 5, 2010 TNH acquired from Professor Gao the MDF technology, patent number ZL02158199.1, from Beijing Bineng Chemical Technology Co., Ltd., a company that holds the patent for Professor Gao, and duly registered such transfer of patent rights with SIPO.

  Trademark

        The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration of Industry and Commerce handles trademark registration and grants a term of 10 years to registered trademarks and another 10 years to trademarks as requested upon expiry of the prior term. Trademark license agreements and transfer agreements must be filed with the Trademark Office for record.

  Regulations on Environmental Protection

        The Standing Committee of the National People's Congress promulgated the PRC Environment Protection Law on December 26, 1989 and other laws from time to time on prevention of pollution in various particular areas. The purpose of these laws and regulations is to set out the legal framework for the prevention and removal of environmental pollution, contamination and other public hazards, and to safeguard public health. The State Administration for Environmental Protection, or SAEP, is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national standards on environment quality and waste discharge limits and standards. Local environmental protection authorities at county level and above are responsible for the environmental protection in their jurisdictions and are required to implement a uniform system of supervision and administration in relation to environment protection.

        The environmental impact assessment shall be conducted for any new, renovated or rebuilt construction projects discharging contaminated wastes or hazards to the environment, such as waste gas, water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. The State implements a waste discharge permit system. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems. Enterprises discharging contaminated wastes in excess of the discharge standards prescribed by SAEP must pay non-standard discharge fees in accordance with state regulations and be responsible for the relevant cure. With regard to any violation of the relevant regulations on discharge of pollutants, environmental protection authorities may require the enterprise responsible for such violation to stop the discharge of pollutants and rectify the problem prior to a certain deadline, impose a fine, or suspend/close the enterprise's business.

        TNH does not have any material discharge of pollutants in the ordinary course of its business unless there is an unpredictable accident. TNH has been in compliance with the relevant environment protection regulations and has not been in violation of any environment protection regulations or been punished for breach of environment protection regulations.

  Occupational Health and Safety

        The Standing Committee of the National People's Congress promulgated the PRC Safe Production Law on 29 June, 2002 which sets out the legal framework to achieve and ensure safety in the production and operation activities of enterprises. Under the Safe Production Law, enterprises are required to establish internal safety systems and regulations, set up internal organization or appoint responsible personnel for safety affairs, to provide necessary safe working conditions and to strictly follow the State or industrial standards in relation to safe production. Enterprises which do not satisfy the facilities and conditions required under the laws and the State or industrial standards are not allowed to start or continue their production or operation activities. Enterprises shall also set up obvious safety caution signals on those production or operation sites, facilities or equipment where there is a material potential risk for safety and shall further provide protective uniforms and personal care products to the field employees for their personal protection.

        The PRC Law on the Prevention and Treatment of Occupational Diseases which was promulgated on 27 October, 2001 and became effective on May 1, 2002 requires that work environment and conditions established or provided by employers shall meet the occupational health standards and requirements of the State, and that employers shall further adopt and implement measures to assure employees' access to occupational health protection. The employers shall also participate in social insurance for work-related injury in accordance with the law and declare to and be supervised by the relevant health authorities if the employers are engaged in those harmful projects listed in the Occupational Diseases Catalogue.

        TNH did not experience any incident of injury or death due to violation of health and safety regulations during our operation record. TNH has adopted a set of safety and occupational health protection procedures and standards, based on the specifications and guidelines set out under the PRC laws and regulations and the internal rules applied by oilfields to which TNH provides technical services. TNH also conducts regular and required maintenance on its equipment and work sites to ensure proper and safe working conditions are maintained. TNH recently finalized its occupational health, safety and environment, or HSE, procedures and obtained HSE certification in November 2010.

Regulations on Foreign Exchange

        Pursuant to the Foreign Exchange Administration Regulations promulgated in 1996 and amended in 1997 and in 2008 and various rules issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible for current account, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account, such as direct investment, loan and repatriation of investment, unless the prior approval of SAFE is obtained. A domestic institution or individual that makes direct investment or issues or trades negotiable securities or derivative products overseas shall complete registration with SAFE. Approval or record shall be obtained or filed before such registration if it is so required by the state.

        In addition, any loans to TNH, a foreign-invested enterprise, cannot, in the aggregate, exceed the difference between its approved total investment amount and its approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterpart for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by MOFCOM or its local counterpart.

        Payment for transactions that take place within the PRC must be made in Renminbi. The foreign exchange income of a domestic institution or individual may be repatriated to the PRC or kept overseas. The conditions and term for such foreign exchange income to be kept overseas shall be determined by SAFE in light of the balance of international payments and the needs for foreign exchange administration. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart.

        SAFE promulgated Circular No. 142 in August 2008 with respect to the administration of conversion of foreign exchange capital contribution of foreign invested enterprises, which clarifies that RMB converted from foreign exchange capital contribution can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment or acquisition unless otherwise approved in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE's approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company's approved business scope. Violations of SAFE

Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. As a result, SAFE Circular No. 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiary, which may adversely affect the continued growth of our business.

  Tax

          Income Tax

        Our PRC subsidiary is incorporated in the PRC and is governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. There were various preferential tax treatments promulgated by national tax authorities that were available to foreign-invested enterprises or enterprises located in certain areas of the PRC. In addition, some local tax authorities may allow enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatments according to local preferential tax policy.

        Under the new EIT Law and its implementation regulations, both of which became effective as of January 1, 2008, Foreign Invested Enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% and the EIT Law revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the EIT Law and the Circular on Implementing Transitional Preferential Policies for Enterprise Income Tax issued by the State Council on December 26, 2007 provide a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations. TNH, our wholly owned subsidiary in PRC, became a FIE after the promulgation date of the EIT Law, so it was not entitled to any preferential income tax treatment in 2007 and is subject to the standard income tax rate of 25% from 1 January, 2008.

        In addition, according to the EIT Law and its implementation rules and the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), effective as of January 1, 2007, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, any dividends payable to us by TNH will be subject to the PRC withholding tax at the rate of 5% if International Petroleum is not deemed to be a "resident enterprise" of the PRC and is considered as a "beneficial owner" that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong), or 10% if it is deemed as a "non-resident enterprise" but not a "beneficial owner" under Notice 601. If International Petroleum is considered a "resident enterprise", it will be subject to enterprise income tax at the rate of 25% on its worldwide income, however, under the EIT Law, the dividends paid by one resident enterprise to another resident enterprise are exempted from income tax. See Item 3.D "Risk Factors—Risk Factors Relating to the PRC."

        Under the EIT Law, enterprises established outside the PRC whose "de facto management bodies" are located in the PRC are considered "resident enterprises" and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the Implementation Regulations of the EIT Law, the term "de facto management body" is defined as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. According to a Circular promulgated by the PRC State Administration of Taxation, or SAT, on 22 April 2009, or Circular No. 82, enterprises which are incorporated offshore while controlled by PRC domestic enterprise will be regarded as "resident enterprise" for PRC enterprise income tax purpose under the rule of "de facto management body", if they satisfy all the four criteria set forth in this Circular No. 82, including (1) the senior management members and the premises for performance of their duties are primarily located in the PRC; (2) decisions regarding financial and human resources affairs are made by or subject to approval of organizations or people located in the PRC; (3) the main assets, financial records, company chops, minutes and records of board meetings and shareholders' meetings are kept inside the PRC; (4) half or more than half of the directors or senior management members with voting power resides in the PRC frequently. We believe we are not an offshore enterprise controlled by PRC domestic enterprise and neither do we qualify for all of the above four criteria, and thus, we shall not be deemed as a PRC resident enterprise for income tax purpose under this Circular No. 82. However, as this Circular No. 82 only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of "de facto management bodies" for overseas incorporated enterprises that are controlled by individual PRC residents like us. There can be no assurance that the PRC authorities will not amend the rules regarding "de facto management body" above to the effect that such rules will apply to enterprises like us or our wholly owned subsidiary in Hong Kong, International Petroleum, in the future. Should it happen and we are not able to adjust accordingly to avoid its application, we or International Petroleum may be treated as a PRC resident enterprise for enterprise income tax purposes and our business, results of operations and financial condition would be materially and adversely impacted. Furthermore, it is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation where a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. The resident enterprise rule could be applied to International Petroleum with similar consequences.

        On December 10, 2009, SAT issued a Circular to Strengthen the Income Tax Administration on Income Derived from Transfer of Equity Interests in Enterprises by Non-PRC Residents, or Circular No. 698. Circular No. 698 provides, among other things that (1) a non-PRC resident shall file with the competent PRC tax authority and pay its PRC income tax within 7 days from the transfer of the equity it holds in a PRC enterprise if such income tax has not been withheld and paid on behalf of such non-PRC resident; and (2) if an offshore de facto controlling person transfers its indirect equity in a PRC enterprise though the transfer of its equity in an offshore intermediary holding company, and the tax rate on such income in the jurisdiction where the intermediary holding company is located is below 12.5% or such income is exempted from income tax, then the offshore de facto controlling person shall submit the equity or share transfer agreement and other relevant materials to the competent PRC tax authority for examination and determination of its tax liabilities. If the competent PRC tax authority determines that the purpose for transferring the equity in the offshore intermediary holding company by the offshore de facto controlling person is to transfer the equity in a PRC enterprise and is a tax evasion arrangement without fair commercial purpose, the PRC tax authority may, subject to the final examination by SAT, determine the nature of such transaction and adjust the tax liabilities according to the economic substance of such transaction.

          Business Tax

        Enterprises in the PRC are generally subject to business tax at rates ranging from 3% to 5% on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. Related surcharges for city maintenance and construction and education add-on are further imposed with business tax at the rate of 10% of business tax paid by the taxpayer.

  Regulation of Dividend Distribution

        Pursuant to the Foreign Exchange Administration Regulation promulgated in 1996, as amended in 1997 and 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the PRC government imposes restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of the PRC. The PRC Wholly Foreign-owned Enterprise Law issued in 1986, as amended in 2000, the Implementing Rules of the Wholly Foreign-owned Enterprise Law issued in 1990, as amended in 2001 and the newly revised PRC Company Law, effective as of January 1, 2006 are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises. Under these regulations, wholly foreign-owned enterprises in the PRC may distribute dividends only out of their accumulated profits determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to its general reserves fund until the accumulative amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise. The reserve fund cannot be distributed as cash dividends. A wholly foreign-owned enterprise may also allocate a portion, as determined at the discretion of its board of directors, of its after-tax profits to its staff welfare and bonus fund, which would not be distributed to the investors, either.

  SAFE Circular No. 75

        In October 2005, SAFE issued a Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Fund-raising and Inbound Investment via Offshore Special Purpose Companies, or Circular No. 75, which became effective as of November 1, 2005, and was further supplemented by various implementing notices issued by SAFE. Under Circular No. 75, PRC residents must register with the relevant local SAFE their establishment or control of offshore special purpose vehicles, or SPVs, established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with the local counterpart of SAFE thereafter within 30 days from the occurrence of certain material events, such as change in share capital or merger and acquisition. Failure of such PRC residents to comply with the registration procedures set forth under Circular No. 75 or its subsequent implementing rules may result in penalties, including imposition of restrictions on such PRC subsidiaries' foreign exchange activities and their abilities to distribute dividends to such SPVs.

        Our ultimate individual shareholder, Mr. Qingzeng Liu, who is a PRC citizen and resident, has completed his registration with SAFE Tianjin branch in 2005 for his outbound investments in Premium Sino Finance and other SPVs under Premium Sino Finance. We have been informed by SAFE Tianjin branch that SAFE Circular 75 does not apply to the acquisition of the 90% equity interests in Superport Limited by Premium Sino Finance because no offshore financing activities have occurred in connection with the above acquisition by Premium Sino Finance, Superport Limited or any other offshore SPV in our Group. Accordingly, Mr. Qingzeng Liu intends to update his registration with SAFE for his equity interests in Premium Sino Finance upon the closing of this offering. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with the SAFE Circular 75 requirements. Furthermore, we cannot assure that our ultimate individual shareholders will continue to be in strict compliance with such registration obligations under Circular No. 75 or other relevant provisions and if any of them doesn't satisfy his or her obligations in this respect, our ability to conduct foreign exchange activities, including without limited to TNH's ability to borrow foreign exchange loans and to distribute dividends to us, may be restricted or adversely affected. See Item 3.D "Risk Factors—Risk Factors Relating to the PRC—Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

Employee Stock Option Plans or Incentive Plans

        In December 2006, the People's Bank of the PRC promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen's participation in employee share ownership and share option plans of overseas listed companies.

        On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals' Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted incentive shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas-listed company must be remitted into the PRC. In addition, the overseas-listed company or its PRC subsidiary or any other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open foreign currency accounts to handle transactions relating to the share option or share incentive plan. As of the date of this annual report, we granted share options to Mr. Boxun Zhang, our chief financial officer, and Ms. Jing Liu, our independent director, both of whom are PRC citizens and are subject to these rules.

M&A Rules

        On August 8, 2006, six PRC regulatory agencies, including MOFCOM, and CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and was further amended on June 22, 2009. Under the M&A Regulations, the acquisition of a domestic enterprise by a foreign investor shall be approved by MOFCOM or its authorized local branch and an asset appraisal report issued by an independent asset appraiser shall be presented to the approving authority as a basis for determination of the price for such acquisition. Our wholly owned subsidiary in Hong Kong, International Petroleum Services Corporation Ltd., or International Petroleum, acquired the 100% equity in TNH in 2007 without such an asset appraisal report. However, the acquisition was approved by the provincial branch of MOFCOM in Tianjin in accordance with the M&A Regulations and International Petroleum has been duly registered as the legal owner of the 100% equity interests in TNH since 2007. The above acquisition by International Petroleum and the price thereof have not been challenged by the approving authority since then. However, if MOFCOM, or its local counterpart, decides that the acquisition price is below the fair market value and is not valid, we may have to make up the difference between the above acquisition price and the fair market value. Our ultimate controlling shareholder, Mr. Qingzeng Liu, has undertaken to us in writing that in the event any competent PRC authority challenges the acquisition price of TNH and requires International Petroleum to make up the difference between the above acquisition price and the fair market value at any time in the future, Mr. Qingzeng Liu will indemnify and hold International Petroleum harmless from any losses arising from such requirement. The amount of Mr. Qingzeng Liu's liability under this indemnity will be deducted from the indemnity which Premium Sino Finance has undertaken to pay Mr. Guoqiang Xin under the Supplementary Agreement, dated November 30, 2009, among Premium Sino Finance, Mr. Guoqiang Xin and Mr. Ernest Cheung.

        The M&A Regulations further provide that prior approval of CSRC is required for overseas listing of offshore SPVs that are directly or indirectly controlled by PRC residents and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

        Although the application of the M&A Regulations remains unclear to a certain extent, we believe, based on the advice of our PRC counsel, TianYuan Law Firm, that we were not required to obtain CSRC approval for the listing and trading of our ADSs on the NASDAQ Global Select Market as we are not an offshore SPV as defined in the M&A Regulations and the M&A Regulations do not apply to the acquisition of us by Premium Sino, a company wholly owned by Mr. Qingzeng Liu. See Item 3.D "Risk Factors—Risk Factors Relating to the PRC—If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with our initial public offering, we may become subject to penalties."

C. ORGANIZATIONAL STRUCTURE

        The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this annual report:

Note:

(1)
Represents the warrant holders who have exercised all warrants issued by Premium Sino Finance to purchase the shares in our company held by Premium Sino Finance as of the commencement of the trading of our ADSs on the NASDAQ Global Select Market, including Deutsche Bank AG, Hong Kong Branch, CCB International Asset Management Limited, Sequoia Capital China Funds, Ample Fame Limited, Good Merit International Limited, Action Century Limited and Target Millions Limited.

D. PROPERTY, PLANTS AND EQUIPMENT

        Our principal offices are located in the Beijing Economic-Technological Development Area, Beijing, the PRC, with approximately 1,640 square meters of office space for which we have two leases that expire on June 30, 2013. We also have a lease for approximately 950 square meters of office space in Tianjin Economic Development Area, Tianjin, the PRC that expires on December 31, 2013. Our offices are leased on what we believe to be commercially reasonable terms. We believe that we can obtain additional space for our offices on reasonable terms to meet our future requirements. For information on our LHD units, see Item 4.B "Business Overview—Our Services—Lateral Hydraulic Drilling."

Item 4A.    UNRESOLVED STAFF COMMENTS

        None.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

        For the purposes of this section, we refer to the period from October 1, 2007 to October 12, 2007 as "Predecessor Period October 2007", the fiscal year ended September 30, 2008 as "Predecessor Period 2008", the period from October 1, 2008 to May 5, 2009 as "Predecessor Period May 2009", the period from May 6, 2009 to September 30, 2009 as "Successor Period September 2009" and the fiscal year ended September 30, 2010 as "Successor Period 2010".

Presentation of Our Financial Condition and Results of Operations

        We conducted two acquisitions and major restructuring transactions during the three fiscal years ended September 30, 2010. See Item 4.A "Our History and Corporate Structure—Our History." Our financial statements for these periods were presented to reflect these transactions.

        We commenced operations in 2004 as TNH. On October 12, 2007, International Petroleum, a company wholly owned by Mr. Ernest Ka Kui Cheung, acquired TNH. This acquisition, or the 2007 Acquisition, was accounted for using the purchase method. Due to the impact of the changes arising from the purchase accounting adjustment described in Note C to the consolidated financial statements included elsewhere in this annual report, the income statement presentation for the fiscal year ended September 30, 2008 separates the results into two periods: (1) Predecessor Period October 2007 and (2) Predecessor Period 2008. International Petroleum was incorporated on September 10, 2007 for the purpose of being a holding vehicle, and did not engage in any business or operations before the acquisition.

        Superport was incorporated on March 20, 2009 as an intermediate holding vehicle between International Petroleum and Mr. Cheung. The incorporation of Superport and the acquisition of International Petroleum by Superport was treated as a transaction under common control in a manner similar to a pooling of interest.

        On May 6, 2009, Premium Sino Finance and Wise Worldwide acquired all of the equity interest in Superport from Mr. Cheung. As a result of this change in the ownership of Superport, push-down accounting was applied to establish a new basis of accounting in Superport's consolidated financial statements, effective May 6, 2009. The fair value of the assets and liabilities of Superport and its wholly owned subsidiaries have been pushed down and reflected in our consolidated financial statements in connection with the acquisition of all of the equity interest of Superport by the new owners on May 6, 2009. Superport on a combined basis prior to May 6, 2009 is referred to as the "predecessor" and after May 5, 2009 is referred to as the "successor". Due to the impact of the changes arising from the push-down accounting adjustments described in Note D to the consolidated financial statements included elsewhere in this annual report, the income statement presentation for the fiscal year ended September 30, 2009 separates the results into two periods: (1) Predecessor Period May 2009 and (2) Successor Period September 2009.

        On June 9, 2010, the shareholders of Superport incorporated SinoTech to hold 100% of the equity interest in Superport. As SinoTech was incorporated for the purpose of being an intermediate holding vehicle between Superport and the ultimate shareholders, the incorporation of SinoTech and the transfer of equity interests in Superport to SinoTech is treated as a reorganization under common control in a manner similar to a pooling of interest. On October 12, 2010, as part of a corporate reorganization, SinoTech had undergone a share split, and the authorized share capital and issued share capital of the Company has increased to 500,000,000 shares and 10,000 ordinary shares with par value of $0.0001 each respectively, 99,990,000 new shares of par value of $0.0001 were issued to all the shareholders of Superport in exchange for all their beneficial interests in Superport.

        SinoTech became our holding company, holding 100% of the equity interest in Superport as a result of share transfers effective as of October 12, 2010.

        All ordinary shares and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all Successor periods presented to give effect to the share split. The par value of each ordinary share have been retrospectively adjusted as if it had been in proportion to the 1 to 10,000 forward split.

A. OPERATING RESULTS

Overview

        We are a fast-growing and profitable provider of EOR services in the PRC. We believe we are a leading domestic non-state-owned player in the PRC's EOR sector. We provide innovative EOR services to major oil and CBM companies in the PRC using leading edge technologies, which include certain patented LHD technologies, which we have an exclusive right to use in the PRC, and MDF technology for which we hold a PRC patent.

        Our LHD services increase crude oil or methane gas output by using a high-pressure water jet to drill horizontal holes in multiple directions from an existing vertical well to the surrounding reservoirs, thereby increasing the quantity of the flow of oil and methane gas. Our MDF technology increases oil recovery from mature wells by displacing the residual oil that adheres to sedimentary rock or sand in the oil reservoir.

        With our expertise and experience in such technologies, we believe that we have positioned ourselves well within the PRC oilfield services market to provide EOR services to large PRC oil and gas companies. We have captured service contracts with large PRC oil companies that are affiliates of China National Petroleum Corporation, or CNPC, and believe we are well positioned to capture additional contracts with CNPC affiliates and other major PRC oil companies going forward.

        Our sales have grown at a CAGR of 22.4% from $20.1 million in the fiscal year ended September 30, 2006 to $45.3 million for Successor Period 2010. In Successor Period 2010, we had sales of $45.3 million and a net loss of $8.0 million. Our sales are diversified across our three sections contributing 46.8%, 42.8% and 10.4% of our total sales for Successor Period 2010 from our LHD oil recovery, MDF oil recovery and consulting businesses, respectively.

Factors Affecting our Financial Performance and Results of Operations

        The most significant factors that affect our financial performance and results of operations are:

  •
  industry demand;

  •
  contract pricing and term;

  •
  price and availability of LHD equipment; and

  •
  effectiveness of our LHD and MDF technologies.

  Industry Demand

        Our business and sales growth depend on the demand of oil and gas companies in the PRC for EOR services, which is driven largely by the growing supply-demand imbalance generated by the growth of the PRC's domestic demand for oil and decline in domestic oil production. the PRC is the world's second largest oil consumer and the fastest growing user of both oil and gas. The PRC's demand for oil is projected to reach 12 million barrels per day by 2015, representing a CAGR of 5.6% over 2009 consumption levels. In 2009, the PRC's total oil production of 1,383 million barrels, which only supported 44% of the consumption need. All large oilfields in the PRC have likely been discovered and the fields in production have reached a level of maturity where maintaining production levels will be difficult. This has been driving the need to rely on mature oil wells in the PRC, leading to demand for EOR services. The total annual EOR expenditures in the PRC is estimated to be approximately $3.5 billion in 2009. Our sales growth and profitability depends on our ability to leverage on this demand to renew our existing contracts and enter into additional contracts.

  Contract Pricing and Term

        We negotiate the price of our EOR services based on our costs, the prevailing market price for other EOR services at the time that we enter into our services agreements with our customers, taking into account various other factors including, among others, the amount and scope of services required by the customer, the duration of the services agreement, and the strength and history of our relationship with a particular customer. We believe that our ability to compete in pricing is derived primarily from the cost efficiency our EOR technologies have relative to traditional methods of extracting oil from mature oilfields and oil wells such as desanding and sand control, acidization, vis-breaking and profile controlling. See "—Effectiveness of our LHD and MDF Technologies" below. We are paid on a per meter drilled basis for some of our LHD services. We have entered into subcontracts for a majority of our LHD services under which we are paid at fixed periodical amounts under the subcontract terms. We initially entered into our contracts for MDF services where we were paid on a per ton of crude oil extracted basis. We have since entered into subcontracts for all of our MDF contracts and are currently paid at fixed periodical amounts under the subcontract terms. The ease at which our LHD technology jetting hose can drill lateral bores into oil sand and the amount of oil we are able to extract from using MDF technology depends on the responsiveness of the oil wells and oilfields to our technology. Our profitability depends on the unique geology of individual oil wells and oilfields. We may enter into new contracts for our MDF business, which may be priced on a per ton of crude oil extracted basis. Our service agreements with our customers generally have fixed terms of two to five years. Our financial performance and results of operations will depend on our ability to renew or extend the terms of our agreements with our customers upon expiration of the current term.

  Price and Availability of LHD Equipment

        We expect our future growth to be primarily driven by our LHD services. We purchase our LHD units solely from Jet Drill and we use Dongying Luda as an import agent to import these units to us in the PRC. In October 2010, we obtained an exclusive license to use Jet Drill's LHD equipment in the PRC pursuant to amended and restated technology license agreement with Jet Drill. Under this agreement, Jet Drill has agreed to sell its LHD units in the PRC only to us. The license agreement has a 10-year term and we have the perpetual right to renew for three-year terms. As we expand our LHD services, the price and availability of LHD equipment will have a material effect on our financial condition and results of operations.

  Effectiveness of our LHD and MDF Technologies

        Our business and sales growth depend on the effectiveness of the LHD and MDF technologies in enhancing our customers' oil production relative to the performance of our competitors' EOR technologies. Our initial testing of our LHD equipment took place in 2007 at Changqing oilfield where we had five test wells. These wells achieved production rate increases ranging from approximately 50% to 460%. Oil production at the Dagang and Liaohe oilfields where the MDF solution was applied increased approximately 17% and approximately 36%, respectively, according to a report by Beijing Ji'ao. Our technologies have been well received by our customers. We believe that the results of these tests indicate that our LHD and MDF technologies provide our customers with significant increases in oil production. If our competitors are able to achieve improved production rates at comparable cost or we are unable to maintain the level of effectiveness of our technologies, our results of operations may be adversely affected. If new technologies are discovered that may make our technologies obsolete or less competitive, our results of operations may be negatively affected.

Sales and Cost of Sales

        The following table sets forth our sales by source and as a percentage of our total sales and our cost of sales by source and as a percentage of the corresponding sales source as well as gross margin for the periods indicated.

	Period from October 1, 2007 to October 12, 2007 (Predecessor Period October 2007)		Fiscal Year Ended September 30, 2008 (Predecessor Period 2008)		Period from October 1, 2008 to May 5, 2009 (Predecessor Period May 2009)		Period from May 6, 2009 to September 30, 2009 (Successor Period September 2009)		Fiscal Year Ended September 30, 2010 (Successor Period 2010)
	Amount	As % of Total Sales	Amount	As % of Total Sales	Amount	As % of Total Sales	Amount	As % of Total Sales	Amount	As % of Total Sales
Sales
LHD	$84,402	10.5 (1)	$11,343,635	36.2 (1)	$9,073,401	39.5 (1)	$5,270,010	34.5 (1)	$21,200,906	46.8 (1)
MDF	718,596	89.5	20,023,069	63.8	13,869,440	60.5	9,999,937	65.5	19,410,848	42.8
Consulting	—		—		—		—		4,697,920	10.4

Total sales	$802,998	100.0%	$31,366,704	100.0%	$22,942,841	100.0%	$15,269,947	100.0%	$45,309,674	100.0%

Cost of sales
LHD	$48,223	57.1 (2)	$3,533,717	31.2 (2)	$2,795,776	30.8 (2)	$1,617,882	30.7 (2)	$7,098,062	33.5 (2)
MDF	263,816	36.7	8,215,926	41.0	5,490,905	39.6	3,925,503	39.3	3,053,961	15.7
Consulting	—	—	—	—	—	—	—	—	237,245	5.1

Total cost of sales	$312,039	38.9%	$11,749,643	37.5%	$8,286,681	36.1%	$5,543,385	36.3%	$10,389,268	22.9%

Gross profit margin
LHD		42.9%		68.8%		69.2%		69.3%		66.5%
MDF		63.3%		59.0%		60.4%		60.7%		84.3%
Consulting		—		—		—		—		94.9%

Notes:

(1)
Represents the ratio of sales by source to total sales.

(2)
Represents the ratio of cost of sales by source to sales by source.

  Sales

        We currently derive sales from the provision of our EOR services utilizing two forms of technology, LHD and MDF. Beginning in fiscal year 2010, we also derived sales from providing consulting services.

  Cost of Sales

        Cost of LHD sales consists primarily of consumables, comprising equipment parts and supplies, depreciation of production equipment utilized in our LHD operations, value-added tax, or VAT, and salaries and benefits of our LHD operators, including employee salaries, social insurance such as medical benefits and housing fund required for employees of PRC companies.

        Cost of MDF sales consists primarily of MDF materials, including MDF solution, equipment cost, salaries and benefits of our MDF operators, including employee salaries, social insurance such as medical benefits and housing fund required for employees of PRC companies and VAT. Our actual cost of MDF sales components for each oilfield differs from each another given different terms of the contracts and the associated subcontracts. For example, Huabei oilfield provides equipment on site and we do not incur equipment cost for the services.

  Subcontracts to Third Parties of MDF Business

        Since June 2007, under our subcontract for technical services at Liaohe oilfield with Panjin Hanyu, an independent third party oilfield services provider, the cost of raw materials, including the cost of MDF solution, was borne by Panjin Hanyu and not by us. We entered into subcontracts with independent third party service providers for Dagang oilfield in September 2009 and for Huabei oilfield in April 2010. Under the subcontracts, we charge fixed monthly fees and we do not bear the cost of MDF materials and equipment cost. For Successor Period, our contract with Dagang Shengkang at Dagang oilfield was a related party transaction because Dagang Shengkang was an entity controlled by Mr. Qingzeng Liu. Mr. Qingzeng Liu became our principal shareholder on May 6, 2009 as a result of the acquisition of 90% of the equity interest in Superport by Premium Sino Finance, an entity wholly owned by Mr. Qingzeng Liu. We bore the cost of the raw materials for our MDF operations during this period.

  Gross Profit and Gross Margin

        Our gross profit, and hence our gross margin, are affected by the combined effect of the factors affecting our sales and cost of sales.

  Operating Expenses

        Our operating expenses consist primarily of amortization and depreciation, consulting and professional fees, salaries and benefits, travel and business promotion and write down in value of equipment.

  •
  Intangible assets such as customer relationships are subject to amortization. Automobile, office equipment, computer equipment and computer software are subject to depreciation. We expect our amortization and depreciation to increase in the near term as we expand our operations.

  •
  Consulting and professional fees consist primarily of legal fees and consultancy fees. We expect our consulting and professional fees to increase in the near term as a result of our becoming a public company with ongoing compliance and reporting obligations.

  •
  Salaries and benefits include employee salaries, social insurance such as medical benefits and housing fund required for employees of PRC companies.

  •
  Travel and business promotion include marketing and entertainment expenses involved as we market our LHD and MDF services to customers and road show expenses incurred in 2008 for our now-aborted plan to publicly list in another jurisdiction. We expect our travel and business promotion expense to increase in the near term as we expand our scale of operations and increase our marketing activities and incur investor relations expenses in connection with becoming a public company.

  •
  We review our long-lived assets from time to time when changes in circumstances indicate that their carrying value has become impaired and the difference will be written down.

  Amortization and Depreciation

        Amortization represents expenses we record to amortize intangible assets. Intangible assets with determinable useful lives, such as customer relationships, are amortized over the course of three to seven years. Amortization of customer relationships is included in operating expenses.

        Depreciation includes depreciation of equipment. Equipment is stated at cost less accumulated depreciation. Equipment acquired in a purchase business combination are initially recorded based on fair value of the acquired interest. We depreciate automobile, production equipment, office equipment, computer equipment and computer software on a straight-line basis over the estimated useful lives of these assets. Depreciation of production equipment is included in cost of sales. Depreciation of automobile, office equipment, computer equipment and computer software is included in operating expenses.

        Amortization and depreciation expenses have been increasing significantly, from $3,000 for Predecessor Period October 2007 and $2.7 million for Predecessor Period 2008, to $1.7 million for Predecessor Period May 2009 and $2.4 million for Successor Period September 2009, and to $7.8 million for Successor Period September 2010 primarily due to the effect of the step up in bases in the fair value of equipment and customer relationships as a result of the acquisitions in 2007 and 2009. See "—Accounting Impact of Acquisitions."

Accounting Impact of Acquisitions

        On October 12, 2007, International Petroleum acquired all of the equity interest in TNH. The acquisition was accounted for using the purchase method of accounting. The cost of the acquisition was allocated to the assets acquired, including separately identifiable intangible assets, and liabilities assumed based on their estimated fair values. The valuation of the assets acquired and liabilities assumed was based on a pro rata allocation of the fair values of the assets acquired and liabilities assumed and the historical financial statement carrying amounts of these assets and liabilities of TNH. The fair value of the assets acquired and liabilities assumed exceeded TNH's purchase price, resulting in negative goodwill of $26.5 million. This negative goodwill was allocated on a pro rata basis to reduce the fair value of certain non-current assets, namely equipment by $10.1 million and intangible assets by $16.4 million.

        On May 6, 2009, Premium Sino Finance and Wise Worldwide acquired all of the equity interest in Superport from Mr. Cheung. As a result of this change in the ownership of Superport, push-down accounting was applied to establish a new basis of accounting in Superport's consolidated financial statements, effective May 6, 2009. The fair value of the assets and liabilities of Superport and its wholly owned subsidiaries have been pushed-down and reflected in Superport's consolidated financial statements in connection with the acquisition of all of the equity interest of Superport by the new owners. This resulted in negative goodwill of $23.8 million, which was allocated on a pro rata basis to reduce the fair value of certain non-current assets, namely equipment by $6.8 million and intangible assets by $17.0 million.

        On June 9, 2010, the shareholders of Superport incorporated SinoTech to hold 100% of the equity interest in Superport. As SinoTech was incorporated for the purpose of being an intermediate holding vehicle between Superport and the ultimate shareholders, the incorporation of SinoTech and the transfer of equity interests in Superport to SinoTech is treated as a reorganization under common control in a manner similar to a pooling of interest. On October 12, 2010, as part of a corporate reorganization, SinoTech issued 99,990,000 ordinary shares with par value of US$0.0001 each to all the shareholders of Superport in exchange for all their beneficial interests in Superport.

        See Notes A, B and C to the consolidated financial statements included elsewhere in this annual report and "Item 5 Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Acquisition by International Petroleum of All of the Equity Interest in TNH and Change in the Ownership of Superport."

        In connection with these acquisitions, certain accounting adjustments relating to purchase price allocation were made to our historical financial statements. We believe the accounting impact of these acquisitions, particularly with respect to amortization of intangible assets associated with these acquisitions, will have a material adverse effect on our reported results of operations.

        At September 30, 2009 and 2010, intangible assets at cost and accumulated amortization were:

	Successor
	September 30, 2009	September 30, 2010
Customer relationships	$34,476,160	$35,187,203
Patent of the MD membrane(1)	—	478,240

	$34,476,160	$35,665,443
Less: accumulated amortization	(2,399,133)	(8,895,338)

	$32,077,027	$26,770,105

(1)
TNH purchased a patent of the MD membrane for $478,240. The patent was transferred to TNH in May 2010 and will expire in January 2019.

        The base for our customer relationships changed from $34.5 million as at September 30, 2009 to $35.2 million as at September 30, 2010. Our accumulated amortization for customer relationships was $8.9 million as at September 30, 2010. The change in customer relationships base and the accumulated amortization for customer relationships as at September 30, 2010 was due to the adoption of different exchange rates at the different points of time.

        We estimate amortization expenses for the intangibles relating to customer relationships as at September 30, 2010 for the next five fiscal years will be as follows:

Fiscal year ending September 30,
2011	7,532,431
2012	6,633,750
2013	5,303,702
2014	5,303,702
2015 and thereafter	1,996,520

$26,770,105

        While we believe the accounting impact of these acquisitions, particularly with respect to amortization of intangible assets associated with these acquisitions, will have a material adverse effect on our reported results of operations, we do not believe they will have any material and adverse effect on our cash flows since all the acquisition-related adjustments and amortization expenses are non-cash.

Fair Value of Warrants

        On January 11, 2010, TNH entered into the Deutsche Bank loan facility with a group of lenders for loan proceeds of up to $65.0 million, of which $50.0 million was utilized. The loan proceeds were used to finance our purchase of LHD units. The interest rates were 4.5%, 6.5% and 8.5% per annum above the LIBOR for the first 12 months, the next six months and thereafter, respectively. The loan was repayable on January 21, 2015 and had been fully repaid using the proceeds of our initial public offering on November 9, 2010. The lenders had a put option to request the repayment of the loan on July 23, 2012. In connection with the interposition of SinoTech as the holding company of Superport, the Deutsche Bank loan facility was further amended, effective on October 12, 2010.

        As consideration for the loan, SinoTech's major shareholder, Premium Sino Finance, issued four series of warrants, in Tranches A, B, C and D, to the lenders, to entitle them to purchase a certain percentage of SinoTech's fully diluted share capital from Premium Sino Finance. Premium Sino Finance is required to transfer its shares in SinoTech to the warrant holders upon the exercise of the warrants. The maturity date of these warrants is July 21, 2015. The warrants are exercisable before or after a QIPO. Upon the occurrence of certain exit events, Premium Sino Finance is required to buy back the warrants from the warrant holders at a specified exit price calculated at the time of exit. Each warrant holder has fully exercised all of its rights to purchase ordinary shares in our company held by Premium Sino Finance.

        The warrant holders were entitled to receive from Premium Sino Finance additional shares in our company held by Premium Sino Finance if the profit guarantee for the calendar years ending December 31, 2010 and 2011 was not met. This right to warrant holders would have survived even after the warrant holders have exercised their warrants.

        Under the profit guarantee, if the net income of TNH was less than the guarantee amount of $23.1 million and $34.6 million (subject to adjustment from the amount of the facilities drawn down and outstanding) for the calendar years ending December 31, 2010 and 2011, respectively, the warrant holders' aggregate entitlement would be adjusted by multiplying the ratio of the net income guarantee amount to the actual net income for the calendar years ending December 31, 2010 and 2011. For the calendar year ending December 31, 2011, the higher ratio of the two years would be used.

        The warrant holders waived the profit guarantee requirement on March 16, 2011.

        Since the warrants issued by Premium Sino Finance were for the purpose of obtaining a bank loan by TNH, the fair value of warrants has been recognized as warrant liabilities in our financial statements with the corresponding amount recognized as the discount to the loan. Management makes estimates and judgments in determining the fair value of the warrants based on its experience in valuation of similar financial instruments with the assistance of an independent third party valuer.

        The fair value of warrants at the issue date has been estimated as $44.0 million and therefore warrant liabilities and discount to bank loan of $44.0 million have been recognized on the date of the issue of the warrants. The discount is amortized over the life of the bank loan as recorded on our income statement as "interest expense." The warrants are carried at fair value on the balance sheet while changes in fair value from period to period are recorded on our income statement as "changes in fair value of warrant liabilities." See "—Critical Accounting Policies—Assessing the Fair Value of the Warrants." We have used a portion of the proceeds we received from our initial public offering to fully repay the amounts outstanding under the Deutsche Bank loan facility. The warrant holders waived their profit guarantee right in March 2011. Amortization of the loan discount and changes in fair value of warrant liabilities are non-cash in nature and did not have any effect on our cash flows and we do not expect them to have any effect on our future cash flow.

Taxation

  Cayman Islands

        SinoTech was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, SinoTech is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

  British Virgin Islands

        Superport Limited, SinoTech's British Virgin Islands subsidiary, is not subject to income or capital gains tax under British Virgin Islands law. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

  Hong Kong

        International Petroleum, our Hong Kong subsidiary, is subject to profits tax at a rate of 16.5% for the period from September 10, 2007 (date of incorporation) to September 30, 2008 and for the fiscal year ended September 30, 2009. Hong Kong profits tax has not been accrued for this period because International Petroleum incurred losses for tax purposes during this period.

  The PRC

        Our PRC subsidiary, TNH, was subject to the PRC Enterprise Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises before January 1, 2008. Under this law and related regulations, foreign-invested enterprises were generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax). TNH was subject to enterprise income tax at a statutory rate of 33% and 25% for the fiscal years ended September 30, 2007 and 2009, respectively. For the fiscal year 2008, effective tax rate was 27% given the tax rate has changed as set out below. Under the PRC Enterprise Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises, dividends accrued before January 1, 2008, and paid to us by our PRC subsidiary are exempt from withholding tax.

        On March 16, 2007, the National People's Congress of China enacted a new Enterprise Income Tax Law, or New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, were promulgated by the State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated on December 26, 2007. Under the New EIT Law and the implementation regulations, the PRC has adopted a unified enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises. However, under the New EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, or (ii) in the case of fixed-term tax holidays, until the expiration of such term subject to transitional rules as stipulated in the Transitional Arrangements Notice. TNH did not enjoy any preferential tax treatments before March 16, 2007.

        The New EIT Law provides that enterprises established outside of the PRC with "de facto management bodies" located in the PRC are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as "resident enterprises" clarified that dividends and other income paid by such offshore "resident enterprises" will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such offshore "resident enterprises" to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the New EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as "resident enterprises" if all of the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of "de facto management bodies" for overseas incorporated enterprises that are controlled by individual PRC residents like us. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a "resident enterprise," we may be subject to enterprise income tax at a rate of 25% on our worldwide income and the dividends we pay to our investors may be subject to PRC withholding tax.

        Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution to us at September 30, 2009 are considered to be indefinitely reinvested under ASC 740 Income Taxes, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

        As required by the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, according to the Double Taxation Arrangement (Hong Kong), dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise (i) owns no less than 25% of the PRC enterprise distributing the dividend, (ii) can be considered as a "beneficial owner" and (iii) is entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong).

        The PRC statutory income tax rate has been 25% from January 1, 2008. An effective tax rate of 27% has been applied for the fiscal year ended September 30, 2008 in the presentation below. As of September 30, 2008, 2009 and 2010, TNH accrued $1.3 million, $1.4 million and $3.5 million for income taxes payable.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets, (ii) liabilities and the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Impairment of Long-Lived Assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Significant judgment is involved in projecting our cash flows, which involve a number of factors including historical trends, recent performance and general economic assumptions. If such a review indicates that the carrying amounts of long-lived assets are not recoverable, we reduce the carrying amounts of such assets to their fair values. This may correspondingly affect the amount of depreciation and amortization for future periods.

  Acquisition By International Petroleum of All of the Equity Interest in TNH and Change in the Ownership of Superport

        We allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition by International Petroleum of all of the equity interest in TNH on October 12, 2007 and the change in the ownership of Superport on May 6, 2009 based on their estimated fair values. We engaged an independent third party valuer to assist us in determining the fair values of certain assets acquired. Such valuations, for which we take full responsibility, require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired company and are inherently uncertain. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

        We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The fair value of the assets acquired and liabilities assumed, on a proportionate share, exceeded our cost of acquisition by $26.5 million and by $23.8 million on October 12, 2007 and May 6, 2009 respectively. We refer to this excess as negative goodwill. Prior to allocating any excess over cost to the acquired assets, we have performed a reassessment of whether the assets acquired and liabilities assumed have been properly identified and valued, and concluded that the valuation was appropriate. The negative goodwill was allocated on a pro rata basis to reduce the fair value of intangible assets and equipment. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. The fair values of customer relationship were determined by management with the assistance of an independent third party valuer and were based on the income approach, utilizing an excess cash flow method. The most significant estimates and assumptions inherent in the approach when we valued customer relationship include the renewals of customer contracts and the discount rate.

        The estimates and assumptions used to determine the fair values of intangible assets could change due to numerous factors, including service demand, market conditions, regulations affecting the business model of our operations, technological developments, economic conditions and competition.

  Assessing the Fair Value of the Warrants

        Determining the fair value of warrants issued requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks and our operating history and prospects at the time of grant. We engaged an independent third party valuer to assist us in determining the fair value of warrants.

        The assumptions and basis of valuation in determining our enterprise value at each measurement date have been set out above in "—Acquisition of International Petroleum of All of the Equity Interest in TNH and Change in the Ownership of Superport."

        Monte Carlo Simulation Model, or MC Model, was used in the valuation of warrants. The MC Model simulates stock price paths through the well-known geometric Brownian motion formulation which incorporates a drift rate, volatility and a Weiner process based on a random process modelled by the standard normal distribution and is a function of the square root of time. Significant inputs for the valuation model included the following:

Measurement date	(Date of issuance) January 8, 2010	September 30, 2010
Expected price per share for each of the Tranche A, B, C Warrants	$2.67	$4.12
Expected price per share for the Tranche D warrants	$2.65	$4.12
Fair yield to maturity	6.9%	5.6%
Volatility	58.0%	62.0%
Annual drift	2.6%	1.0%

Internal Control Over Financial Reporting

        Following the completion of our initial public offering, we have become a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and applicable rules and regulations thereunder require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2011. In addition, beginning with our annual report for the fiscal year ending September 30, 2012, we expect that we will be required to include in such annual report a report of our independent registered public accounting firm that attests to and reports on management's assessment of the effectiveness of our internal controls over financial reporting if we are an accelerated filer or a large accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, to the extent that it conducts its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

        During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our

ADSs and warrants. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

        Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated and other financial statements included in this annual report, we and our independent registered public accounting firm identified the following control deficiencies, which amounted to "material weaknesses" as defined under the standards established by the Public Company Accounting Oversight Board: (i) insufficient U.S. GAAP qualified accounting and finance personnel and (ii) ineffective process for documenting and applying key accounting policies and procedures.

        To remediate these material weaknesses, we have undertaken to improve our internal controls, including the following:

  •
  identifying and hiring additional personnel with U.S. GAAP and SEC reporting experience;

  •
  providing training to our finance personnel to improve their knowledge of U.S. GAAP and SEC reporting requirements and deadlines;

  •
  holding regular meetings of the audit committee and ensuring regular communication between the committee and our independent registered public accounting firm;

  •
  establishing an internal audit function; and

  •
  standardizing the period-end closing checklist as well as the consolidation and reporting package across all subsidiaries with specific timing and content requirements to enhance controls over period closing and financial reporting processes.

        We have engaged an internal control adviser with the necessary expertise to perform an internal control audit pursuant to Section 404. We have also begun to formulate policies relating to internal control over financial reporting, including the preparation of a comprehensive accounting policies and procedures manual, containing, among other things, detailed, expanded closing checklists, to guide our financial personnel in addressing significant accounting issues and assist them in preparing financial statements in compliance with U.S. GAAP and SEC requirements. The Company is in the process of taking appropriate actions in relation to these remediation measures.

        See Item 3.D "Risk Factors—Our independent registered public accounting firm has identified material weaknesses and control deficiencies in our internal control over financial reporting. If we are unable to correct these weaknesses and deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities may be adversely affected."

Results of Operations

        The following table sets forth a summary of our audited results of operations and those of our predecessor for the periods indicated. All amounts are in thousands of U.S. dollars, except for per share data.

        Because of purchase accounting adjustments to the fair market value of long-term assets as well as the push down accounting treatment as a result of the acquisitions we conducted in 2007 and 2009, and because the number of days in each period presented vary, certain amounts may not be comparable between each period presented.

	Period from October 1, 2007 to October 12, 2007 (Predecessor Period October 2007)	Fiscal Year Ended September 30, 2008 (Predecessor Period 2008)	Period from October 1, 2008 to May 5, 2009 (Predecessor Period May 2009)	Period from May 6, 2009 to September 30, 2009 (Successor Period September 2009)	Fiscal Year Ended September 30, 2010 (Successor Period 2010)
	(In thousands U.S. dollars)			(In thousands U.S. dollars)
	(audited)	(audited)	(audited)	(audited)	(audited)
Sales	$803.0	$31,366.7	$22,942.8	$15,269.9	$45,309.7
Cost of sales	312.0	11,749.6	8,286.7	5,543.4	10,389.3

Gross profit	491.0	19,617.1	14,656.1	9,726.5	34,920.4

Operating expenses
Depreciation of equipment	3.0	23.9	17.9	9.2	34.1
Amortization of intangible assets	—	2,690.2	1,716.8	2,398.6	6,332.8
Consulting and professional fees	299.2	1,278.2	328.8	66.1	2,674.0
Office and miscellaneous	8.6	147.3	134.0	7.0	317.9
Rent and utilities	1.7	184.6	142.6	77.9	239.5
Repair and maintenance	0.1	26.1	14.9	8.5	16.7
Salaries and benefits	15.8	399.2	318.1	236.9	645.2
Travel and business promotion	25.7	423.5	142.1	230.6	587.5

	354.1	5,173.0	2,815.2	3,034.8	10,847.7

Operating income	136.9	14,444.1	11,840.9	6,691.7	24,072.7
Other income and expenses
Gain on disposal of equipment	3.6	113.7	72.6	49.1	122.1
Interest income	—	81.7	33.4	88.5	238.6
Foreign exchange gain	—	—	—	—	445.7
Changes in fair value of warrant liabilities	—	—	—	—	(25,000.0)
Interest expense	—	—	—	—	(8,085.9)

	3.6	195.4	106.0	137.6	(32,279.5)

Net income (loss) from operations before income taxes	140.5	14,639.5	11,946.9	6,829.3	(8,206.8)
Income tax expense	50.9	2,996.4	2,641.0	1,609.1	5,477.9

Net income (loss) for the period	89.6	11,643.1	9,305.9	5,220.2	(13,684.7)
Other comprehensive income (loss)
Translation adjustment	(2.4)	3,661.2	244.7	3,301.8	2,185.4

Comprehensive income (loss) for the period	$87.2	$15,304.3	$9,550.6	$8,522.0	$(11,499.3)

Earnings (loss) per share—Basic	$—	$116,431	$93,060	$0.05	$(0.14)

Successor Period 2010 Compared to Successor Period September 2009 and Predecessor Period May 2009

        Sales.    Total sales overall increased by $7.1 million, or 18.6%, from $22.9 million and $15.3 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $45.3 million for Successor Period 2010 primarily due to the commencement of our consulting services business in the quarter ended September 30, 2010.

  •
  LHD sales overall increased by $6.9 million, or 48%, from $9.1 million and $5.2 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $21.2 million for Successor Period 2010 primarily due to the increase in number of units of LHD available for providing services.

  •
  MDF sales overall decreased by $4.5 million, or 18.7%, from $13.9 million and $10.0 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $19.4 million for Successor Period 2010 primarily due to subcontracts to Hebei Daofu in October 2009 of our contract at Dagang oilfield and in April 2010 of our contract at Huabei oilfield. We entered into these subcontracts primarily in order to allocate more personnel to our LHD service contracts. See Item 4.B "Business—Our Services—Molecular Deposition Film Technology—Agreements relating to the Huabei Oilfield."

  •
  Sales from our consulting services were $4.7 million for Successor Period 2010. We had no such sales in Predecessor Period May 2009 and Successor Period September 2009. See Item 4.B "Business—Our Services—Consulting."

        Cost of sales.    Cost of sales overall decreased by $3.4 million, or 24.9%, from $8.3 million and $5.5 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $10.4 million for Successor Period 2010 primarily due to the subcontracting of our MDF contracts at Dagang and Huabei oilfields. A larger amount of the costs of MDF sales components were borne by the subcontractor under the terms of these subcontracts.

  •
  LHD cost of sales overall increased by $2.7 million, or 60.9%, from $2.8 million and $1.6 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $7.1 million for Successor Period 2010. This increase was primarily due to our payment to a third party-operated repair center in Shandong for the annual servicing of our first two LHD units and an increase in the replacement parts and consumables, such as jetting hoses, purchased during this period.

  •
  MDF cost of sales overall decreased by $6.4 million, or 67.6%, from $5.5 million and $3.9 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $3.1 million for Successor Period 2010 primarily due to subcontracts to Hebei Daofu in October 2009 of our contract at Dagang oilfield and in April 2010 of our contract at Huabei oilfield. A larger amount of the costs of MDF sales components were borne by the subcontractor under the terms of these subcontracts. See "—Sales and Cost of Sales—Subcontracts to Third Parties of MDF Business."

  •
  Cost of sales from our consulting services were $0.2 million for Successor Period 2010. We had no such cost of sales in Predecessor Period May 2009 and Successor Period September 2009.

        Gross profit and gross margin.    Gross profit overall increased by $10.5 million, or 43.2%, from $14.7 million and $9.8 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $34.9 million for Successor Period 2010. Our gross margin increased from 63.9% and 63.7% for Predecessor Period May 2009 and Successor Period September 2009, respectively, to 77.1% for Successor Period 2010.

        Operating expenses.    Operating expenses overall increased significantly by $5.0 million from $2.8 million and $3.0 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $10.8 million for Successor Period 2010 for the primary reasons set forth below.

  •
  Amortization and depreciation overall increased by $2.3 million, or 56.1%, from $1.7 million and $2.4 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $6.4 million for Successor Period 2010 primarily due to the increase in amortization for intangible assets from a change in accounting basis from predecessor periods to successor period on May 5, 2009 as described in further detail in Notes C, D and E to our consolidated financial statements included elsewhere in this annual report and our purchase of the MDF membrane patent during Successor Period 2010.

  •
  Consulting and professional fees overall increased significantly by $1.9 million from $0.14 million and $66,100 for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $2.1 million for Successor Period 2010 and was primarily comprised of legal fees and consulting fees.

  •
  Salaries and benefits overall increased by $0.1 million, or 16.3%, from $0.3 million and $0.20 for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $0.6 million for Successor Period 2010 primarily due to an increase in number of employees.

  •
  Travel and business promotion overall increased by $0.2 million, or 57.6%, from $0.14 million and $0.23 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $0.6 million for Successor Period 2010 primarily due to an increase in activity relating to our initial public offering.

        Operating income.    Due to the foregoing factors, operating income overall increased by $5.6 million, or 30.3%, from $11.8 million and $6.7 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $24.1 million for Successor Period 2010.

        Other income and expenses.    Other income was $0.1 million and $0.14 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, compared to other expenses of $32.3 million for Successor Period 2010 primarily due to interest expense of $8.1 million and changes in fair value of warrant liabilities of $25.0 million for Successor Period 2010. See "—Fair Value of Warrants" and "—Critical Accounting Policies—Assessing the Fair Value of the Warrants" for further information on the changes in fair value of warrant liabilities.

        Income tax expense.    Income tax expense increased by $1.2 million, or 28.9%, from $2.6 million and $1.6 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, to $5.5 million for Successor Period 2010 primarily due to an increase in taxable income.

        Net income (loss) and net income margin.    Net income overall decreased significantly by $28.2 million, as we recorded a net loss of $13.7 million for Successor Period 2010 compared to net income of $9.3 million and $5.2 million for Predecessor Period May 2009 and Successor Period September 2009, respectively. Our net loss for Successor Period 2010 was primarily due to the change in fair value of warrant liabilities of $25.0 million, amortization of discount to the bank loan of $6.1 million and bank loan interest of $2.0 million. Net income margin was 40.6% and 34.2% for Predecessor Period May 2009 and Successor Period September 2009, respectively. Net income margin was negative for Successor Period 2010.

Successor Period September 2009 and Predecessor Period May 2009 Compared to Predecessor Period October 2007 and Predecessor Period 2008

        Sales.    Total sales overall increased by $6.0 million, or 18.8%, from $0.8 million and $31.4 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $22.9 million and $15.3 million for the Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to an increase in the scale of our LHD and MDF operations.

  •
  LHD sales overall increased by $2.9 million, or 25.5%, from $0.08 million and $11.3 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $9.1 million and $5.2 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to our having a full year of operations in the fiscal year ended September 30, 2009 resulting in an increase in meters drilled.

  •
  MDF sales overall increased by $3.1 million, or 15.1%, from $0.7 million and $20.1 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $13.8 million and $10.1 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to our entry into a contract in July 2008 with PetroChina Huabei to provide MDF services at Huabei oilfield.

        Cost of sales.    Cost of sales overall increased by $1.8 million, or 14.7%, from $0.3 million and $11.8 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $8.3 million and $5.5 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to an increase in the scale of our LHD and MDF operations.

  •
  LHD cost of sales overall increased by $0.8 million, or 23.2%, from $48,223 and $3.5 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $2.8 million and $1.6 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, which was in line with our increase in sales.

  •
  MDF cost of sales overall increased by $0.9 million, or 11.0%, from $0.3 million and $8.3 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $5.5 million and $3.9 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to our entry into a contract in July 2008 with PetroChina Huabei to provide MDF services at Huabei oilfield.

        Gross profit and gross margin.    Gross profit overall increased by $4.3 million, or 21.3%, from $0.5 million and $19.6 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $14.6 million and $9.8 million for Predecessor Period May 2009 and Successor Period September 2009, respectively. Our gross margin increased from 61.1% and 62.5% for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to 63.9% and 63.7% for Predecessor Period May 2009 and Successor Period September 2009, respectively, due to factors including a change in services mix and higher gross margins for our LHD services.

        Expenses.    Expenses overall increased by $0.3 million, or 5.8%, from $0.4 million and $5.1 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $2.8 million and $3.0 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, for the primary reasons set forth below.

  •
  Amortization and depreciation overall increased by $1.4 million, or 52.5%, from $3,000 and $2.7 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $1.7 million and $2.4 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to an increase in amortization of intangible assets from a change in accounting basis from predecessor periods to successor period as described in further detail in Notes D, E and F to our consolidated financial statements included elsewhere in this annual report.

  •
  Consulting and professional fees overall decreased by $1.2 million, or 85.1%, from $0.3 million and $1.1 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $0.14 million and $66,100 for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to our decision against conducting an initial public offering in another jurisdiction.

  •
  Salaries and benefits overall increased by $0.1 million, or 33.7%, from $15,800 and $0.4 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $0.3 million and $0.20 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to an increase in staff benefits.

  •
  Travel and business promotion overall decreased by $76,500, or 17.0%, from $25,700 and $0.42 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $0.14 million and $0.23 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to our decision against conducting an initial public offering in another jurisdiction.

        Operating income.    Due to the foregoing factors, operating income overall increased by $4.0 million, or 27.1%, from $0.1 million and $14.5 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $11.8 million and $6.7 million for Predecessor Period May 2009 and Successor Period September 2009, respectively.

        Other income and expenses.    Other income overall increased by $44,600, or 22.4%, from $3,600 and $0.2 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $0.1 million and $0.14 million for Predecessor Period May 2009 and Successor Period September 2009, respectively.

        Income tax expense.    Income tax expense increased by $1.2 million, or 39.5%, from $0.05 million and $3.0 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $2.6 million and $1.6 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, primarily due to an increase in our taxable income.

        Net income and net income margin.    As a result of the foregoing factors, net income overall increased by $2.8 million, or 23.8%, from $0.1 million and $11.6 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to $9.3 million and $5.2 million for Predecessor Period May 2009 and Successor Period September 2009, respectively, and net income margin increased from 11.2% and 37.1% for Predecessor Period October 2007 and Predecessor Period 2008, respectively, to 40.6% and 34.2% for Predecessor Period May 2009 and Successor Period September 2009, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

        We financed our working capital and capital expenditure requirements during Predecessor Period 2008, Predecessor Period May 2009, Successor Period September 2009 and Successor Period 2010 primarily through cash provided by operating activities. In Successor Period 2010, our primary sources of liquidity were cash flows from financing and operating activities. As of September 30, 2009 and 2010, our total current assets amounted to $49.6 million and $74.2 million, and our total current liabilities amounted to $9.8 million and $15.0 million, respectively. Our working capital as of September 30, 2009 and 2010 was $39.8 million and $59.2 million, respectively. We believe that our existing cash and cash equivalents and future cash flows from operating activities will be sufficient to meet the working capital requirements of our operations for the next 12 months.

        In January 2010, we obtained a $65.0 million Deutsche Bank loan facility, of which we have utilized $50.0 million, mainly to purchase additional LHD units. We fully repaid this loan from the proceeds of our initial public offering. In connection with the early repayment, we recognized a one-time loss on debt extinguishment of approximately $37.0 million in the fiscal quarter ending December 31, 2010, representing the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment. This loss on debt extinguishment was one-time impact on our cash flow in the fiscal quarter ending December 31, 2010 and we do not expect this loss on debt extinguishment to have any impact on our cash flow going forward.

        We expect that cash provided from operating activities and equity or debt financings will be sources of liquidity for us.

        We may need additional cash resources in the future if we experience a change in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

        The following table presents a summary of our cash flow information and that of our predecessor for the periods indicated.

	Period from October 1, 2007 to October 12, 2007 (Predecessor Period October 2007)	Fiscal Year Ended September 30, 2008 (Predecessor Period 2008)	Period from October 1, 2008 to May 5, 2009 (Predecessor Period May 2009)	Period from May 6, 2009 to September 30, 2009 (Successor Period September 2009)	Fiscal Year Ended September 30, 2010 (Successor Period June 2010)
		(In thousands U.S. dollars)		(In thousands U.S. dollars)
Cash flows (used in) from operating activities	$(1,730.7)	$1,173.3	$6,685.1	$10,370.0	$14,479.5
Cash flows from (used in) investing activities	—	2,514.8	(8.5)	(5.1)	(46,662.4)
Cash flows from (used in) financing activities	1.6	5,091.1	(142.3)	42.7	53,034.5
Effect of exchange rate change	(0.6)	409.3	64.9	(24.8)	(3,196.2)

Net cash inflow (outflow)	(1,729.7)	9,188.5	6,599.2	10,382.8	17,655.4
Cash and cash equivalents, beginning of period	9,041.7	—	9,188.5	15,787.7	26,170.6

Cash and cash equivalents, end of period	$7,312.0	$9,188.5	$15,787.7	$26,170.5	$43,826.0

  Operating Activities

        Cash flows from operating activities was $6.7 million and $10.4 million for Predecessor Period May 2009 and Successor Period September 2009, respectively. Cash flows from operating activities for Successor Period 2010 was $14.5 million. The change was primarily due to an increase in our operating income by $5.5 million.

        Cash flows from operating activities for Predecessor Period May 2009 and Successor Period September 2009 were $6.7 million and $10.4 million, respectively. This was primarily due to a combined effect of our net income of $14.5 million and a non-cash item of amortization and depreciation of $5.0 million and an increase in accounts receivables collection, partially offset by a payment of prepaid expenses and deposit of $6.3 million in relation to prepayments for LHD units.

        Cash flows (used in)/generated from operating activities for Predecessor Period October 2007 and Predecessor Period 2008 was $1.7 million and $1.2 million, respectively, as a result of our net income of $0.1 million and $11.6 million for Predecessor Period October 2007 and Predecessor Period 2008, respectively, after adjusting for a non-cash item of amortization and depreciation of $3.5 million, an increase in accounts receivable of $4.6 million and payment of prepaid expenses and deposit of $8.2 million in relation to our purchase of LHD units for Predecessor Period 2008.

  Investing Activities

        Cash flows used in investing activities for Successor Period 2010 was $46.7 million primarily due to the acquisition of equipment comprising mainly of our third and fourth LHD units in the purchase price of $21.2 million and the payment of a deposit of $17.5 million in connection with our purchase of six additional LHD units.

        Cash flows used in investing activities for Predecessor Period May 2009 and Successor Period September 2009 were $8,500 and $5,100 respectively due to purchase of computer equipment.

        Cash flows from investing activities for Predecessor Period October 2007 and Predecessor Period 2008 was nil and $2.5 million, respectively. This was due to the net cash on a consolidated basis in the amount of $2.6 million as a result of the acquisition by TNH by International Petroleum after applying the purchase price paid by International Petroleum in the amount of $4.7 million against the cash on the books of TNH in the amount of $7.3 million at the time of acquisition.

  Financing Activities

        Cash flows from financing activities for Successor Period 2010 was $53.0 million due primarily to the Deutsche Bank loan facility for a loan of up to $65.0 million, of which we had utilized $50.0 million, to purchase additional LHD units.

        Cash flows (used in)/generated from financing activities for Predecessor Period May 2009 and Successor Period September 2009 was $0.14 million and $42,700, respectively, due primarily to payment to a related party, Mr. Fengkai Liu, an ex-principal shareholder, for the use of office space provided by him.

        Cash flows from financing activities for Predecessor Period October 2007 and Predecessor Period 2008 was $1,600 and $5.1 million, respectively, due primarily to an advance from a related party, Mr. Cheung, the sole shareholder of International Petroleum, for financing the acquisition of TNH by International Petroleum. Upon the transfer of the ownership of Superport on May 6, 2009, this amount due was transferred to the new shareholders of Superport accordingly. As of September 30, 2009, the amount due was $5.1 million. The amount due is unsecured, interest-free and repayable upon demand.

Capital Expenditures

        We had capital expenditures of nil in Predecessor Period October 2007, $57,523 in Predecessor Period 2008, $8,457 in Predecessor Period May 2009, $5,080 in Successor Period September 2009 and $47.5 million in Successor Period 2010, respectively. Our capital expenditures were used primarily to purchase LHD equipment.

        In January 2010, we obtained a $65.0 million Deutsche Bank loan facility, of which we utilized $50.0 million, to purchase additional LHD units.

        We currently anticipate that we will incur capital expenditures in the range of $70 million to $80 million in the fiscal year ending September 30, 2011 including the expenditures for the procurement of new LHD equipment to be added in fiscal year 2011 and the prepayment of additional LHD units to be delivered in fiscal year 2012.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our in-house research and development department seeks out new EOR technologies, methods and applications that would enable us to deliver increased oil production to our customers and researches ways to improve our existing technologies and methodologies.

        In May 2010, we acquired the second generation MDF patent from Professor Gao for $478,240. Related amortization expenses were nil, nil and $22,586 for the fiscal years ended September 30, 2008, 2009 and 2010, respectively.

D. TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2009 to September 30, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our equity interests and classified as owners' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        Our contractual obligations and commitments as of September 30, 2010 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Capital lease for office equipment	$11,371	$5,047	$6,324	$—	$—
Operating lease obligations(1)	$1,009,250	$592,460	$416,790	—	—
Purchase obligations(2)	$4,494,709	$4,494,709	—	—	—

Total	$5,515,330	$5,092,216	$423,114	$—	$—

Notes:

(1)
Represents the addition of the amounts for the lease of MDF equipment at the Dagang and Liaohe oilfields and TNH's two lease agreements for office space. See Note F.II. to the consolidated financial statements included elsewhere in this annual report.

(2)
Represents the outstanding payment amount of $369,889 for our purchase of nine units of downhill measuring equipment under our August 31, 2010 purchase contract and the outstanding payment amount of $4,124,820 for our purchase of six LHD units under our January 11, 2010 purchase contract. See Note N(a) and N(b) to the consolidated financial statements included elsewhere in this annual report.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Qingzeng Liu	50	Chairman
Guoqiang Xin	47	Director and Chief Executive Officer
Boxun Zhang	35	Director and Chief Financial Officer
Xiaoxuan Bi	35	Director and Chief Economist
Heqing Yao	64	Independent Director
Jing Liu	38	Independent Director
Xiaomin Yu	52	Chief Operating Officer
Zhenji Dong	63	Chief Geologist
Yanhui Guo	38	Vice President
Kejiang Liu	42	Vice President

        Unless otherwise indicated, the business address of each of our directors and executive officers is 3/F, No. 19 Ronghua South Road, Beijing Economic-Technological Development Area, Beijing 100176, People's Republic of the PRC.

        A description of the business experience and present position of each director and executive officer is provided below:

  Directors

        Qingzeng Liu, Age 50, Chairman of our board of directors. Mr. Liu became the controlling shareholder of TNH in May 2009 and has been actively involved in the supervision of the management of the company. Mr. Liu has over 30 years of experience in the oil and gas industry. He serves as Chief Executive Officer and Executive Director of Sky China Petroleum Services Ltd., a Singapore listed company. He currently also serves as the chairman of the board of directors of Dagang Shengkang and has been in that position since 1996. Prior to that, Mr. Liu has also held various positions in subsidiaries of China National Petroleum Corporation as management personnel. From 1979 to 1990, he served as the deputy head of Department of Oil Development Project in CNPC Northern China Oil Administration Bureau and the head of Corporate Administration Department in CNPC Dagang Oil Administration Bureau respectively. Mr. Liu received his BA in Philosophy from Beijing Normal College in 1983. He also received a Master of Business Administration from Tsinghua University in 2005.

        Guoqiang Xin, Age 47, Director and Chief Executive Officer. Mr. Xin joined TNH in 2006 and is primarily responsible for overseeing our overall strategy, planning and day-to-day management and operations. Mr. Xin has over 16 years of experience in the oil and gas business. Prior to joining our company, he served for 10 years as the deputy general manager and director and general manager of Tianjin Dagang Oilfield Welo Cables Co., Ltd., a subsidiary of China National Petroleum Corporation, where he was primarily responsible for the sales, marketing, R&D and production management. Mr. Xin received his BA in English from Tianjin Dagang Oil School in 1982. He received a Master of

Business Administration from China Petroleum University in 1998. Mr. Xin also holds a certificate of Senior Economist granted by CNPC.

        Boxun Zhang, Age 35, Director and Chief Financial Officer. Mr. Zhang joined us as our chief financial officer in September 2010. Prior to joining us, Mr. Zhang served as the corporate vice president of Concord Medical Services, a NYSE listed company, where he was in charge of business development from September 2009. From February 2006 to May 2009, Mr. Zhang served as investment controller, financial controller and director of business analysis at Suntech Power, another NYSE listed company, where he was involved in certain major securities offerings and mergers and acquisitions of the company. From January 2005 to March 2006, Mr. Zhang worked in the investment banking department of Credit Suisse where he advised on a number of securities offerings and cross-border mergers and acquisitions transactions. From 1998 to 2002, Mr. Zhang served as senior consultant and senior auditor at PricewaterhouseCoopers where he advised on numerous IPO projects and provided financial consulting services. Mr. Zhang received his BA in auditing and accounting from Wuhan University in 1998 and a Master of Business Administration from Cass Business School, City University in 2004.

        Xiaoxuan Bi, Age 35, Director and Chief Economist. Ms. Bi joined TNH in 2006 as chief financial officer. Prior to joining TNH, she worked as a financial manager and financial director at Qingdao Hisense Marketing Co., Ltd. and Hisense Group, which is one of the leading electronics companies in the PRC. Ms. Bi received her associate degree in economic management from Shandong Broadcasting Television University in 1995. She also received a BA in financial management from Peking University in 1997.

        Heqing Yao, Age 64, Independent Director. Mr. Yao has over 30 years of experience in the oil and gas industry. From 1999, Mr. Yao served as the general manager of PetroChina Dagang Oilfield Company where he was primarily responsible for overseeing the operation of Dagang Oilfield. In 2005, Mr. Yao was elected to be the member of the Standing Committee of the Municipal People's Congress of Tianjin, holding membership on the Financial Committee, and retired in 2008. From 1970 to 1986, Mr. Yao served in various positions as technician and head of the well repairing team at Dagang Oilfield. From 1986 to 1995, Mr. Yao served in various top executive positions as deputy chief and chief in the Dagang Oil Administration Bureau where he was responsible for overseeing the operation and management of the Bureau. Since 1995, Mr. Yao served as chairman and general manager of Dagang Oilfield Group Company where he was responsible for the daily operation of the company. Mr. Yao received his BA in Oil Recovery Engineering from Beijing Petroleum Institute in 1969.

        Jing Liu, Age 38, Independent Director. Ms. Liu has more than 15 years of experience in financial management. From October 2007 to April 2009, Ms. Liu served as the Chief Financial Officer of Solarfun Power Holdings, a NASDAQ-listed company, where her overall financial responsibilities included US GAAP reporting, financial disclosures, investor communications, strategic planning, financing and liquidity management, internal control and Sarbanes-Oxley Act compliance. From January 2004 to September 2007, Ms. Liu served as Vice President—Finance in Thermo Fisher Scientific (China). In addition to her financial responsibilities, she was responsible for leading the establishment of the back-office share service center and was in charge of business restructuring and integration as well as several major business acquisitions in the PRC. Earlier on in her career, Ms. Liu served in senior finance positions at DuPoint (China) and Swire Coca-Cola (Dongguan). Ms. Liu served as a member of the boards of all the Thermo Fisher subsidiaries within the Asia Pacific region (excluding Japan) during her service in the company. Ms. Liu received an associate degree in Economics from Beijing Nuclear Industrial Administration University in 1994 and a Master in Business Administration from Columbia Southern University in 2003.

  Executive Officers

        Xiaomin Yu, Age 52, Chief Operating Officer. Mr. Yu has served as our Chief Operating Officer since June 2010 and is mainly responsible for managing the production operation. Mr. Yu has over 30 years of experience in the oil and gas industry, in particular in the technologies of oil wells operation. Prior to joining TNH, Mr. Yu served as the general manager of Dongying Zhengxing Science and Technology Co., Ltd. since November 1999 where he was primarily responsible for the overall management of the company. From July 1986 to January 1996, Mr. Yu served as the head of the Operation Department of Dong Xin Oil Recovery Factory in Shengli Oilfield where he was mainly responsible for the operation and management of the factory. From January 1980 to July 1986, Mr. Yu served as the head of the Operating Team 16 of Dong Xing Oil Recovery Factory in Shengli Oilfield where he was mainly responsible for leading team members to conduct oil well operations. Mr. Yu received his BA in Administrative Management from Shandong Light Industry Institute in 1979. Mr. Yu is also a senior engineer.

        Zhenji Dong, Age 59, Chief Geologist. Mr. Dong has served as our Chief Geologist since August 2010 and is primarily responsible for the geological research and analysis in connection with our operation. Mr. Dong has over 39 years of experience in the development of oilfields and the related geological research. Prior to joining our company, Mr. Dong served as the general manager of China Huayou Group Jilin Company from April 1997 to April 2008 where he was responsible for managing day-to-day operations. From March 1996 to April 1997, Mr. Dong served as the chief geologist of the Rolling Prospecting Development Department of Jilin Oilfield where he was mainly responsible for developing and formulating the recovery plan. From April 1985 to March 1996, Mr. Dong served various positions as chief geologist and head of the factory in Qian'An Oil Recovery Factory of Jinlin Oilfield. Prior to that, Mr. Dong was in the Geological Department of Jinlin Oilfield Administration Bureau where he was mainly responsible for monitoring the production operation of the entire oilfield.

        Yanhui Guo, Age 38, Vice President. Ms. Guo has served as vice president of TNH since 2007. She is primarily responsible for the President's Office and the internal affairs of the Company. Prior to joining TNH, Ms. Guo worked as assistant to the CEO of Greater China at Ashland Inc. Since joining the company, Ms. Guo has primarily been responsible for investor relations and communications with various external advisors. Ms. Guo received her professional degree in industrial enterprise management from Beijing Social Correspondence University in 1995.

        Kejiang Liu, Age 42, Vice President. Mr. Liu has served as vice president of TNH since 2007. He is primarily responsible for assisting the chief technology officer in the formulation and review of technology service proposals as well as implementing measures. He is also responsible for coordinating and managing our technology development and strategy. Prior to joining TNH, Mr. Liu also worked as a supervisor at the Zhongyuan oilfield of China National Petroleum Corporation and taken a management role at Nabors China, a U.S.-based oil drilling company. During that time, Mr. Liu's experience primarily focused on the manufacture and delivery of oil drilling rigs. Mr. Liu received his bachelor degree in petroleum management engineering from Petroleum University and also an international Master of Business Administration from Tsinghua University in 2003.

Duties of Directors

        Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  issuing authorized but unissued shares;

  •
  declaring dividends and distributions;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company;

  •
  approving the transfer of shares of our company, including the registering of such shares; and

  •
  exercising any other powers conferred by shareholders' meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

        We have six directors on our board of directors. Any director on our board may be removed by way of a vote of at least two-thirds of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of at least two-thirds of the remaining directors.

        All of our executive officers are appointed by and serve at the discretion of our board of directors. Other than the appointment of our Chief Executive Officer and Chief Financial Officer, which require the vote of at least two-thirds of our directors, our executive officers are elected by and may be removed by a majority vote of our board of directors.

Employment Agreements

        We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. Under these agreements, each of our executive officers is employed for a specified time period of five years, other than our chief financial officer whose term of employment is three years. We may terminate an executive officer's employment for cause at any time, with prior written notice, for certain acts of the executive officer, including, but not limited to, a conviction of a felony or willful gross misconduct in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. We may also terminate the employment with our chief financial officer without cause by giving 60 days prior notice and shall pay an amount equal to three months of the base salary as compensation. An executive officer may, with prior written notice, terminate his or her employment at any time for cause for certain acts of our Company, including, but not limited to, failure to timely, pay remuneration in full to, or failure to pay social security funds for, the executive officer. Our chief financial officer may also terminate his employment at any time with or without cause by giving 60 days prior notice, whereas in the latter case he is not entitled to severance. The employment of our executive officers may also be terminated upon the mutual agreement between the executive officers and us.

        Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in furtherance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Moreover, each of our executive officers has agreed that (i) during the term of his or her employment with us and two years thereafter, not to, directly or indirectly, serve in any entity that competes with us or our affiliates or to engage in any marketing and selling activities for products or business that are same or similar to our products or business, provided that we agree to pay a certain amount of compensation for the period of non-competition starting from the date of termination of his/her employment and (ii) at any time after their employment with us, not to solicit, directly or indirectly any of our customers or employees.

B. COMPENSATION

        In the fiscal year ended September 30, 2010, we and our subsidiaries paid aggregate cash compensation of approximately $47,000 to our directors and executive officers as a group. We did not pay any other cash compensation, contingent or deferred compensation or benefits in kind to our directors and executive officers, nor did we set aside any amount for pensions, retirement or other benefits for our officers and directors.

2010 Equity Incentive Plan

        Our shareholders adopted our 2010 equity incentive plan on October 12, 2010. The 2010 equity incentive plan provides for the grant of options, stock appreciation rights, and other share-based awards such as restricted shares, referred to hereafter as "awards." The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on our behalf through the granting of awards. We believe that we will benefit from the incentives such key employees, directors or consultants will have in our success as a result of these awards. Our 2010 equity incentive plan contains the following material provisions:

  Termination of Awards

        Options and restricted shares will have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient's termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

  Administration

        The 2010 equity incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee has the full power and authority to determine the terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option or share appreciation right, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

  Option Exercise

        The term of options granted under the 2010 equity incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or a combination of the foregoing methods of payment.

  Change in Control

        If there is a change in control whereby a third party becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our voting stock (or the voting stock of any entity which controls us), or acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, or if, under certain specified conditions, there is a change in the composition of a majority of our board of directors, the compensation committee may decide that all outstanding awards that are un-exercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

  Amendment and Termination of Plan

        Our board of directors may at any time amend, alter or discontinue our 2010 equity incentive plan. Amendments or alterations to our 2010 equity incentive plan will require shareholder approval only to the extent such approval is required by NASDAQ rules or regulations. Any amendment, alteration or termination of our 2010 equity incentive plan must not adversely affect awards already granted without consent of the recipient of such awards, provided, however, that the compensation committee may amend the plan in such matter as it deems necessary to permit the granting of the awards meeting the requirements of any applicable laws or regulations. Unless terminated earlier, our 2010 equity incentive plan shall continue in effect for a term of five years from the date of effectiveness.

        Our board of directors and shareholders have authorized the issuance of up to 50 million ordinary shares upon exercise of awards granted under our 2010 equity incentive plan.

        Under an employment agreement we entered into with Mr. Boxun Zhang, our chief financial officer, in October 2010, we granted Mr. Zhang upon completion of our initial public offering an option to purchase such number of our ordinary shares equal to $2,000,000 divided by the initial public offering price per ADS divided by the number of ADSs representing each ordinary share. The option award to Mr. Zhang has an exercise price equal to 30% of the price per ADS set forth on the cover page of the prospectus in our initial public offering divided by the number of ordinary shares underlying each ADS. In addition, pursuant to our 2010 equity incentive plan, we granted Ms. Jing Liu, an independent director, upon completion of our initial public offering an option to purchase a number of ordinary shares equal to $60,000 divided by the initial public offering price per ADS divided by the number of ADSs representing each ordinary share. The option award to Ms. Liu has an exercise price equal to the initial public offering price per ADS divided by the number of ordinary shares underlying each ADS.

        The table below sets forth the option grants made as of the date of this annual report.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Class Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Boxun Zhang	*	1.275	November 8, 2010	November 8, 2015
Jing Liu	*	4.25	November 8, 2010	November 8, 2015

*
Upon exercise of all options granted, would be beneficially own less than 1% of our outstanding ordinary shares.

 C. BOARD PRACTICES

Board Committees

  Audit Committee

        Our audit committee consists of Ms. Jing Liu, Mr. Heqing Yao and Ms. Xiaoxuan Bi. Ms. Liu is the chairperson of our audit committee and an independent director with accounting and financial management expertise as required by the NASDAQ corporate governance rules. Our board of directors has determined that Ms. Liu and Mr. Yao are each an "independent director" within the meaning of NASDAQ Stock Market Rule 5605 and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, or the Exchange Act. As our audit committee as composed as of the date of this annual report includes one non-independent director, we are relying on the exemptions provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows all but one member of the audit committee to be exempt from the audit committee independence requirements for 90 days after the effective date of our registration statement in connection with our initial public offering and a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after such effective date. We expect that within one year of such effective date, each member of our audit committee will be an "independent director" within the definition set forth in Rule 5605 and Rule 10A-3 promulgated under the Exchange Act and that we will comply with the requirements of Rule 5605.

        The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

  •
  selecting the independent auditor;

  •
  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

  •
  annually reviewing the independent auditor's report describing the auditing firm's internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

  •
  setting clear hiring policies for employees and former employees of the independent auditors;

  •
  reviewing with the independent auditor any audit problems or difficulties and management's response;

  •
  reviewing and approving all related party transactions on an ongoing basis;

  •
  reviewing and discussing the annual audited financial statements with management and the independent auditor;

  •
  reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

  •
  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

  •
  discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

  •
  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

  •
  discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

  •
  timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

  •
  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  attending to such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

  •
  meeting separately, periodically, with management, internal auditors and the independent auditor; and

  •
  reporting regularly to the full board of directors.

  Compensation Committee

        Our compensation committee consists of Mr. Qingzeng Liu, Ms. Jing Liu and Mr. Heqing Yao. Mr. Qingzeng Liu is the chairman of our compensation committee. Our board of directors has determined that each of Ms. Jing Liu and Mr. Heqing Yao is an "independent director" within the meaning of NASDAQ Stock Market Rule 5605. As one of the directors on our compensation committee is not independent, we are relying on the exemptions provided by NASDAQ Stock Market Rule 5615(b), which allows companies listing in connection with an initial public offering to phase in its compliance with the independent committee requirements set forth in NASDAQ Stock Market Rule 5605(d) and (e) as follows: one independent member at the time of listing, a majority of independent members within 90 days of listing and all independent members within one year of listing. We expect that within one year of listing, each member of our compensation committee will be an "independent director" within the meaning of NASDAQ Stock Market Rule 5605.

        Our compensation committee is responsible for, among other things:

  •
  reviewing and approving our overall compensation policies;

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer's performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors, and determining our chief executive officer's compensation level based on this evaluation;

  •
  determining the compensation level of our other executive officers;

  •
  making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

  •
  administering our equity-based compensation plans in accordance with the terms thereof; and

  •
  attending to such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance

        Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our website.

        In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

        The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

        There is no shareholding qualification for directors.

D. EMPLOYEES

        For information on our employees, see Item 4.B "Business Overview—Employees."

E. SHARE OWNERSHIP

        Please see Item 7.A.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

        The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares, assuming there are no adjustments to the warrant holders' entitlement to the number of such shares based on the warrant holders' profit guarantee rights as set forth in the warrant instruments, by:

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares; and

  •
  each of our directors and executive officers.

        Each warrant holder fully exercised all of its rights to purchase ordinary shares in our company held by Premium Sino Finance on November 3, 2010.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report, by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 131,578,948.

	Ordinary Shares Beneficially Owned
Name	Number	%
Directors and Executive Officers:
Qingzeng Liu(1)	67,461,540	51.27%
Guoqiang Xin	—	—
Boxun Zhang	—	—
Xiaoxuan Bi	—	—
Heqing Yao	—	—
Jing Liu	—	—
Xiaomin Yu	—	—
Zhenji Dong	—	—
Yanhui Guo	—	—
Kejiang Liu	—	—
All directors and Executive Officers as a Group	67,461,540	51.27%
Principal Shareholders:
Premium Sino Finance Limited(2)	67,461,540	51.27%
Wise Worldwide Limited(3)	2,909,664	2.21%
Prosperia International Limited(4)	2,586,368	1.97%
King Da Investment Fund Limited(5)	969,888	0.74%
CCB International Asset Management Limited(6)	5,683,746	4.32%
Sequoia Capital China Funds(7)	5,169,240	3.93%
Deutsche Bank AG, Hong Kong Branch(8)	3,359,652	2.55%
Ample Fame Limited(9)	1,629,240	1.24%
Good Merit International Limited(10)	844,391	0.64%
Action Century Limited(11)	970,989	0.74%
Target Millions Limited(12)	520,546	0.40%

(1)
Represents 67,461,540 of our ordinary shares owned by Premium Sino Finance, our controlling shareholder, which is 100% wholly owned and controlled by Mr. Liu, chairman of our board of directors.

(2)
Represents 67,461,540 ordinary shares held by Premium Sino Finance Limited, a British Virgin Islands company wholly owned and controlled by Mr. Liu. The address of Premium Sino Finance Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)
Represents 2,909,664 ordinary shares held by Wise Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Hequn Du. The address of Wise Worldwide Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)
Represents 2,586,368 ordinary shares held by Prosperia International Limited, a British Virgin Islands company wholly owned and controlled by Xiao Wen Cui. The address of Prosperia International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)
Represents 969,888 ordinary shares held by King Da Investment Fund Limited, a Cayman Islands exempt company wholly owned and controlled by Lai Ming Li. The address of

  King Da Investment Fund Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

(6)
Represents 5,683,746 ordinary shares held by CCB International Asset Management Limited. CCB International Asset Management Limited is a Hong Kong company wholly owned by CCB International (Holdings) Limited, which in turn is wholly owned by China Construction Bank Corporation, a company listed on the Stock Exchange of Hong Kong (SEHK:0939) and the Shanghai Stock Exchange (Stock Code:601939). The address of CCB International Asset Management Limited is 34/F, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(7)
Represents 5,169,240 ordinary shares held by the Sequoia Capital China Funds. Sequoia Capital China Growth Fund I, L.P., a limited partnership incorporated in the Cayman Islands, is the holder of 4,508,610 ordinary shares. Sequoia Capital China Growth Partners Fund I, L.P., a limited partnership incorporated in the Cayman Islands, is the holder of 107,520 ordinary shares. Sequoia Capital China GF Principals Fund I, L.P., a limited partnership incorporated in the Cayman Islands, is the holder of 553,110 ordinary shares. The general partner of Sequoia Capital China Funds is Sequoia Capital China Growth Fund Management I, L.P., a limited partnership incorporated in the Cayman Islands and its general partner is SC China Holding Limited, a company incorporated in the Cayman Islands which in turn is ultimately controlled by its managing member, Neil Nanpeng Shen. The address of these Sequoia Capital China Funds is Suite 2215, 22/F, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(8)
Represents 3,359,652 ordinary shares held by Deutsche Bank AG, Hong Kong Branch, a branch office of Deutsche Bank AG, which is a bank incorporated in Germany. The address of Deutsche Bank AG, Hong Kong Branch is 48/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The objects of Deutsche Bank AG, Hong Kong Branch, as laid down in its Articles of Association, include the transaction of all kinds of businesses, the provision of banking, financial, underwriting and other business and services and the promotion of international economic relations, which objectives may be realized through Deutsche Bank AG, Hong Kong itself or through subsidiaries and affiliate companies.

(9)
Represents 1,629,240 ordinary shares held by Ample Fame Limited, a British Virgin Islands company wholly owned by Zhan Deru. The address of Ample Fame Limited is Nan Shan Qu, Nan Guang Lu, Hong Rui Hua Yuan 16 Dong 3 Lou, Shenzhen Shi, PRC.

(10)
Represents 844,391 ordinary shares held by Good Merit International Limited, a British Virgin Islands corporation. Good Merit is controlled by Mr. Chan Yuen Ming. The address of Good Merit International Limited is Room 1211, 12/F, New World Tower 1, No. 18 Queen's Road Central, Hong Kong.

(11)
Represents 970,989 ordinary shares held by Action Century Limited, a British Virgin Islands company wholly owned by David Ka Hock Toh. The address of Action Century Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)
Represents 520,546 ordinary shares held by Target Millions Limited, a British Virgin Islands company wholly owned by Hon Mo Hung. The address of Target Millions Limited is 263 Main Street, P.O. Box 2196, Road Town, Tortola, British Virgin Islands.

        As of the date of this annual report, none of the record holders of our voting securities are resident in the United States.

        None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. RELATED PARTY TRANSACTIONS

Transactions with Certain Shareholders

        On January 1, 2008, TNH leased office space at Dagang, Tianjin, the PRC, from Mr. Fengkai Liu, who at the time was the principal shareholder of TNH. On October 12, 2007, Mr. Fengkai Liu, together with the remaining shareholders of TNH, sold 100% of the equity interests in TNH to International Petroleum, after which Mr. Fengkai Liu ceased to be a direct or indirect shareholder of TNH. As at September 30, 2008, 2009 and 2010, the Company had amounts of $177,998, $82,367 and $84,066 due to Mr. Fengkai Liu, respectively, in relation to rent payable. Such amounts are repayable on demand and non-interest bearing.

        On February 8, 2006, we entered into a Technical Service Transfer Agreement with Dagang Shengkang, an entity controlled by Mr. Qingzeng Liu, who became a principal shareholder of the Company on May 6, 2009 as a result of the acquisition of 90% of the equity interest in Superport by Premium Sino Finance, an entity wholly owned by Mr. Qingzeng Liu. On September 30, 2009, we and Dagang Shengkang entered a rescission agreement that rescinded the Technical Service Transfer Agreement effective September 30, 2009. During the period from May 6, 2009 to September 30, 2009, the Company's sales to Dagang Shengkang amounted to approximately $5,457,000.

        On October 12, 2007, International Petroleum acquired all the equity interest in TNH for a consideration of RMB281.6 million ($37.5 million). Mr. Ernest Cheung, the sole indirect shareholder of International Petroleum, advanced RMB246.5 million ($32.8 million) of the total purchase consideration to International Petroleum to finance the acquisition price of TNH. Upon the transfer of the ownership of Superport by Mr. Ernest Cheung on May 6, 2009, this amount due was transferred to the new shareholder of Superport, Premium Sino Finance, accordingly. During the fiscal year ended September 30, 2010, International Petroleum paid an additional RMB21.6 million ($3.3 million) in order to facilitate the approval of the Tianjin branch of SAFE with respect to the conversion of the purchase price into Renminbi and the ultimate controlling shareholder of International Petroleum, Mr. Qingzeng Liu, agreed with the sellers that the remaining consideration of RMB246.5 million ($32.8 million) would be reduced by the amount of this additional payment made by International Petroleum. The amount due at September 30, 2009 and September 30, 2010 amounted to $5,088,580 and $8,122,513, respectively. The amount due is unsecured, interest-free and repayable on demand.

        Mr. Liu extended various interest-free loans to International Petroleum to fund its business in the fiscal year ended September 30, 2009 and in the fiscal year ended September 30, 2010. The largest amount outstanding during these periods was HK$242,613,734 ($31,263,206). International Petroleum and Mr. Liu restructured those borrowings in May 2010 and as of September 30, 2010, the outstanding amount owing to Mr. Liu by International Petroleum was HK$62,789,465 ($8,091,050).

Registration Rights

        Under the terms of the warrant instruments for the warrants granted by Premium Sino Finance to the warrants holders, from the date that is 12 months after our initial public offering, the holders of transaction registrable securities may make a written demand to require us to effect the registration for the sale of all or part of the transaction registrable securities.

        "Transaction registrable securities" means the ordinary shares to be transferred by Premium Sino Finance upon the exercise of the purchase rights attaching to the warrants owned or held by investors prior to our initial public offering, or the ordinary shares acquired pursuant to the exercise of warrants owned or held by investors prior to our initial public offering, provided such shares are eligible for registration under the Securities Act. Transaction registrable securities include any warrants, shares of capital stock or other securities of ours issued as a dividend or other distribution with respect to or in exchange for or in replacement of such shares of capital stock. Transaction registrable securities cease to be transaction registrable securities when:

  •
  a registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such registration statement;

  •
  such securities have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by us and subsequent public distribution of them shall not require registration under the Securities Act; or

  •
  such securities cease to be outstanding.

        Holders of transaction registrable securities also have "piggyback" registration rights, and may request us to register all or any part of the transaction registrable securities then held by such holders when we register any of our ordinary shares following the expiration of these holders' lock-up agreements.

        If any demand registration or piggyback registration involves an underwritten offering, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration.

        We are entitled to postpone, for up to 60 days, the filing of any registration statement if:

  •
  at any time prior to the filing of the registration statement our board of directors determines, in its good faith business judgment, that such registration and offering would materially and adversely affect any financing, acquisition, corporate reorganization or other material transaction involving us; and

  •
  we deliver to the holder of the transaction registrable securities written notice within 5 business days of the date we receive the registration request.

        We are generally required to bear all of the registration expenses incurred in connection with the demand registrations and piggyback registrations.

Item 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        Please see Item 18, "Financial Statements" for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

        We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

 Dividend Policy

        We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See Item 12, "Description of Securities Other Than Equity Securities." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        As of the date of this annual report, regulations in the PRC permit our PRC subsidiary to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of this subsidiary to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. See Item 3.D, "Risk Factors—Risks Relating to the PRC—Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

B. SIGNIFICANT CHANGES

        Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

  •
  On November 3, 2010, we completed our initial public offering of ADSs, raising $124.8 million in gross proceeds.

  •
  On November 1, 2010, we added two new LHD units at the Dagang oilfield.

Item 9.    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

        Our ADSs are listed on the NASDAQ Global Select Market under the symbol "CTE." Trading in our ADSs commenced on November 3, 2010.

        The following table provides the high and low reported closing prices for our ADSs on the NASDAQ Global Select Market for each of the most recent six months. On March 30, 2011, the last reported closing price for our ADSs was $7.92 per ADS.

	Market Price (US$)
Period	High	Low
November 2010 (from November 3)	$6.86	$4.67
December 2010	$7.20	$5.00
January 2011	$8.33	$7.25
February 2011	$8.62	$7.68
March 2011 (through March 30, 2011)	$8.75	$7.30

 B. PLAN OF DISTRIBUTION

        Not applicable

C. MARKETS

        Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Select Market since November 3, 2010 under the symbol "CTE."

D. SELLING SHAREHOLDER

        Not applicable

E. DILUTION

        Not applicable

F. EXPENSES OF THE ISSUE

        Not applicable

Item 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

        Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

        We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-169890) filed with the Securities and Exchange Commission on November 3, 2010.

C. MATERIAL CONTRACTS

        We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 "Information on the Company" and elsewhere in this annual report.

D. EXCHANGE CONTROLS

        Our revenues and a substantial portion of our costs and expenses are denominated in Renminbi, which is currently not a freely convertible currency, with the remainder of our costs and expenses in U.S. dollars. In order for us to effectively utilize our revenues and the funds raised in our initial public offering, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date hereof, Renminbi is convertible for "current account transactions," which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiary may also retain foreign exchange in their respective current account bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

        Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to "capital account transactions," which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

        If we finance our PRC subsidiary through additional capital contributions, the amount of these capital contributions must be approved by MOFCOM in the PRC or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company's approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

        We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

        For more information about foreign exchange control and other foreign exchange regulations in the PRC, see Item 3.D "Risk Factors—PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds and the ability of our PRC subsidiary to obtain financing" and Item 4.B "Business Overview—Government Regulations."

E. TAXATION

        The following is a general summary of the material Cayman Islands, People's Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

 Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

          (1)   that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

          (2)   that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from June 22, 2010.

PRC Taxation

Income Tax

        We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Superport and International Petroleum, our equity interest in TNH, our subsidiary in the PRC. The New EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent's jurisdiction of incorporation and PRC to reduce such rate.

        Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As International Petroleum is a Hong Kong company and owns 100% of TNH, under the aforesaid arrangement, any dividends that TNH pays International Petroleum may be subject to a withholding tax at the rate of 5% if International Petroleum is not considered to be a PRC "resident enterprise" as described below. However, if International Petroleum is not considered to be the "beneficial owner" of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, promulgated by the State Administration of Taxation on October 27, 2009, and not a PRC "resident enterprise", such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable to International Petroleum will have significant impact on the amount of dividends to be received by the Company and ultimately by shareholders.

        Under the New EIT Law, enterprises established under the laws of jurisdictions outside the PRC with their "de facto management bodies" located within the PRC may be considered to be PRC tax resident enterprises for tax purposes. Circular No. 82 sets forth certain detailed criteria under which an offshore company may be considered a PRC resident enterprise. This circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises. PRC regulations have not been developed to clarify how to determine the location of "de facto management bodies" for overseas incorporated enterprises that are controlled by individual PRC residents, as is the case with the Company. We believe, however, that even if this recent circular were applied to International Petroleum or us, International Petroleum or we would not satisfy all the criteria set forth under the circular for an offshore company to be considered a PRC resident enterprise. For example, the key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings of International Petroleum and us are located outside of the PRC, the board meetings of International Petroleum and us were held and will continue to be held outside of the PRC. On the basis of the above, we expect that neither International Petroleum nor we shall be considered a resident enterprise for PRC tax purpose. Notwithstanding the foregoing, in the event that International Petroleum or we are considered a PRC tax resident enterprise under the above definition, then International Petroleum or we will be subject to enterprise income tax at the rate of 25% on International Petroleum's or our worldwide income. However, under the EIT Law, the dividends paid by one resident enterprise to another resident enterprise are exempted from income tax. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our worldwide income could significantly increase our tax burden and materially and adversely affect our cash flow, profitability and distributions to our shareholders.

        On December 10, 2009, SAT issued a Circular to Strengthen the Income Tax Administration on Income Derived from Transfer of Equity Interests in Enterprises by Non-PRC Residents, or Circular No. 698. Circular No. 698 provides, among other things, that (1) a non-PRC resident shall file with the competent PRC tax authority and pay its PRC income tax within 7 days from the transfer of the equity it holds in a PRC enterprise if such income tax has not been withheld and paid on behalf of such non-PRC resident; and (2) if an offshore de facto controlling person transfers its indirect equity in a PRC enterprise through the transfer of its equity in an offshore intermediary holding company, and the tax rate on such income in the jurisdiction where the intermediary holding company is located is below 12.5% or such income is exempted from income tax, then the offshore de facto controlling person shall submit the equity or share transfer agreement and other relevant materials to the competent PRC tax authority for examination and determination of its tax liabilities. If the competent PRC tax authority determines that the purpose for transferring the equity in the offshore intermediary holding company by the offshore de facto controlling person is to transfer the equity in a PRC enterprise and is a tax evasion arrangement without fair commercial purpose, the PRC tax authority may, subject to the final examination by SAT, determine the nature of such transaction and adjust the tax liabilities according to the economic substance of such transaction. Thus, in the case of transfer of equity interests in our offshore subsidiaries, we or our subsidiary may be obliged to inform the relevant PRC tax authority of such transaction and pay PRC income tax, which may adversely affect the profitability of the Company and dividends to be distributed to our shareholders.

Business Tax

        Enterprises in the PRC are generally subject to business tax at rates ranging from 3% to 5% on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. Related surcharges for city maintenance and construction and education add-on are further imposed with business tax at the rate of 10% of business tax paid by the taxpayer which is a domestic funded enterprise. TNH paid business tax and related surcharges at the aggregate rate of 5.5% on revenue generated from its provision of services to the oilfields before it was acquired by International Petroleum and converted into a foreign invested enterprise. Related surcharges for city maintenance and construction and education add-on do not apply to foreign invested enterprise and thus upon conversion into a foreign invested enterprise, TNH shall no longer pay such surcharges and shall only be subject to business tax at the rate of 5%. TNH is still in the process of alteration of its registration with local competent tax authority for exemption of such surcharges.

United States Federal Income Tax Considerations

        The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term "United States Holder" means a beneficial owner of a common share or ADS that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provision of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

        This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the consequences of owning our ordinary shares or ADSs under any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to taxation at long-term capital gains rates (generally, a maximum rate of 15%) rather than the higher rates that apply to other types of ordinary income. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Select Market), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Furthermore, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we generally will be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation whether or not such shares are readily tradable on an established securities market in the United States. See "Taxation—PRC Taxation". Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

        In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See "Taxation—PRC Taxation." In that case, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, if you have held the ADSs or ordinary shares for less than a specified minimum period (generally, by holding such ADSs or ordinary shares for 15 days or less during a 31-day period beginning 15 days before the ex-dividend date) during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you generally will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that the gross amount of a distribution (including any amounts withheld to reflect PRC withholding taxes) will generally be treated as a dividend (as discussed above).

        Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

        Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our taxable year ending September 30, 2011, and we do not expect to become one in the future, although there can be no assurance in this regard.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. We do not intend to make annual determinations of whether we or any of our non-United States subsidiaries (as discussed below) is a PFIC or to notify shareholders of any such determinations. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you generally are required to file an annual report containing such information as the U.S. Secretary of the Treasury may require.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the ordinary shares are listed on the Nasdaq Global Select Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

        If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information reporting and backup withholding

        In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. If we are required to backup withhold on payments that we make to you, we will make the required withholdings and remit the withheld amounts to the Internal Revenue Service.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

F. DIVIDENDS AND PAYING AGENTS

        Not applicable

G. STATEMENTS BY EXPERTS

        Not applicable

H. DOCUMENTS ON DISPLAY

        We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6 and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

        The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report.

        We will furnish to The Bank of New York Mellon, as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders' meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders' meeting it receives.

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1- 800-SEC-0330 for further information on the operation of the public reference rooms.

I. SUBSIDIARY INFORMATION

        Not applicable

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Our functional currency is the Renminbi. We use the U.S. dollar as our reporting currency for our financial statements. Our financial statements are translated to U.S. dollars using current rates of exchange for assets and liabilities. Our financial statements are translated to U.S. dollars using average rates for the fiscal year for sales and expenses. The cumulative foreign currency translation adjustment for the fiscal year, which is reported as other comprehensive income and included in accumulated other comprehensive loss under Shareholders' Equity on our consolidated balance sheets, includes gains or losses resulting from translation adjustments.

        Our sales, costs and expenses are currently denominated entirely in Renminbi. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although the Renminbi is no longer pegged to the U.S. dollar, movements in the Renminbi exchange rate remain tightly controlled by the People's Bank of China. However, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the medium to long term, and the PRC authorities may allow the Renminbi to fluctuate more freely in the future. A decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

        Our exposure to interest rate risk primarily related to the current interest rate of 4.5% per annum above LIBOR for our Deutsche Bank loan facility for a loan of up to $65.0 million, of which we have utilized $50.0 million, and our interest expenses incurred by interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We repaid the Deutsche Bank loan facility in full in November 2010. See Item 10.D "Additional Information—Exchange Controls."

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        According to our Deposit Agreement with the ADS depositary, The Bank of New York Mellon, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

 PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        Not applicable

E. USE OF PROCEEDS

        On November 8, 2010, we completed our initial public offering of 19,736,842 ADSs, representing 39,473,684 ordinary shares, of which we offered 15,789,474 ADSs, representing 31,578,948 ordinary shares, and the selling shareholders offered 3,947,368 ADSs, representing 7,894,736 ordinary shares, at $8.50 per ADS on the NASDAQ Global Select Market. The aggregate amount registered and sold was approximately $167.8 million, of which we received net proceeds of approximately $120.7 million, after approximately $9.4 million of underwriting discounts and commissions and approximately $4.2 million of offering expenses. The effective date of our registration statement on Form F-1 (File No. 333-169890) was November 3, 2010. UBS AG, Citigroup Global Markets Inc. and Lazard Capital Markets LLC acted as underwriters for the offering. As of the date of this annual report, we have used our net proceeds as follows:

  •
  approximately $51.0 million to repay the principal amount of our outstanding loan under our facility agreement with Deutsche Bank AG, Hong Kong branch in full, plus accrued, unpaid interest; and

  •
  approximately $16.0 million to purchase 10 additional LHD units.

Item 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, solely because of the material weaknesses in internal control over financial reporting described below and in "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Control Over Financial Reporting."

Management's Report on Internal Control over Financial Reporting

        Please refer to "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Control Over Financial Reporting."

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

        As reported in "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Control Over Financial Reporting," there were material weaknesses identified in our internal control over financial reporting. In order to remedy the material weaknesses, we are in the process of undertaking various initiatives to strengthen our internal control over financial reporting and improve our U.S. GAAP financial closing-related policies and procedures. These initiatives include hiring additional qualified professionals with relevant experience for our finance and accounting department, increasing the level of interaction among our management, audit committee and other external advisors, establishing formal financial review and monitoring functions and policies, providing additional training to our existing personnel, including areas of new and emerging accounting standards and enhancing our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department.

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ms. Jing Liu qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC. Ms. Liu meets the "independence" definition under the NASDAQ Listing Rules.

Item 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website at http://ir.sinotechenergy.com/.

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        On January 12, 2011, our independent registered public accounting firm, JBPB & Co. (formerly Grant Thornton), resigned as our accountants due to its merger of business with BDO Limited. Upon the recommendation of the audit committee of our board of directors, and as ratified and approved by our board of directors, Ernst & Young Hua Ming was engaged as our independent registered public accounting firm as of February 28, 2011. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by JBPB & Co. (formerly Grant Thornton) and Ernst & Young Hua Ming for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	Fiscal Year Ended September 30,
	2009	2010
	(In thousands U.S. dollars)
Audit fees(1)	185	819
Audit-related fees(2)	—	15
Tax fees	—	—
All other fees	—	—

(1)
"Audit fees" means the aggregate fees for professional services rendered by our principal external auditors for the audit of our financial statements filed with our annual report or offering documents.

(2)
"Audit related fees" represents the aggregate fees billed for professional services rendered by our principal external auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees."

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        As of the date of this annual report, our audit committee consists of Ms. Jing Liu, Mr. Heqing Yao and Ms. Xiaoxuan Bi. Ms. Liu is the chairperson of our audit committee. Our board of directors has determined that Ms. Liu and Mr. Yao are each an "independent director" within the meaning of NASDAQ Stock Market Rule 5605 and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, or the Exchange Act. As our audit committee includes one non-independent director, we are relying on the exemptions provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows all but one member of the audit committee to be exempt from the audit committee independence requirements for 90 days after the effective date of the registration statement filed in connection with our initial public offering and a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after such effective date.

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On January 12, 2011, our independent registered public accounting firm, JBPB & Co. (formerly known as Grant Thornton, or GT Hong Kong), resigned as our accountants due to its merger of business with BDO Limited. Upon the recommendation of the audit committee of our board of directors, and as ratified and approved by our board of directors, Ernst & Young Hua Ming, or EY, was engaged as our independent registered public accounting firm as of February 28, 2011.

        GT Hong Kong was engaged to audit: (1) the consolidated balance sheets of Superport Limited and its subsidiaries as of September 30, 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for the period from May 6, 2009 through September 30, 2009; (2) the consolidated balance sheets of Superport Limited and its subsidiaries as of September 30, 2008 and the consolidated statements of income, comprehensive income, equity and cash flows for the period from October 1, 2007 through October 12, 2007, for the year ended September 30, 2008, and the period from October 1, 2008 through May 5, 2009; (3) the consolidated balance sheets of Superport Limited and its subsidiaries as of June 30, 2010, and the related consolidated statements of operations, comprehensive income, equity and cash flows for the period from May 6, 2009 through June 30, 2009 and the nine months ended June 30, 2010; and (4) the balance sheet of SinoTech Energy Limited as of June 30, 2010, and the related statements of equity, and cash flows for the period from June 9, 2010 through June 30, 2010.

        GT Hong Kong's reports for such periods did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        During our two most recent fiscal years and the subsequent interim period through January 12, 2011, there were no "disagreements", as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with GT Hong Kong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of GT Hong Kong would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of Superport and the Company. Furthermore, no "reportable events", as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by GT Hong Kong's reports on the consolidated financial statements of Superport Limited and the Company, or subsequently up to the date of JBPB & Co.'s resignation.

        During our two most recent fiscal years and the subsequent interim period through February 28, 2011, neither we nor anyone on our behalf consulted EY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements and neither any written report nor any oral advice was provided to us that EY concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a "disagreement" with GT Hong Kong or a "reportable event".

        On March 30, 2011, we provided both EY and JBPB & Co. with a copy of the foregoing disclosure. We requested that our former independent registered public accountants, JBPB & Co., furnish us with a letter addressed to the Securities and Exchange Commission, or the SEC, stating whether or not it agrees with the statements made above, and if not, stating the respects in which it does not agree. We have received the requested letter from JBPB & Co., a copy of which has been filed as Exhibit 15.1 to this annual report on Form 20-F. We also requested our new independent registered public accountants, EY, to review the foregoing disclosures and offered EY the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of its views or the respects in which it does not agree with the statements by us in response to Item 16F of Form 20-F. EY had no disagreement with the disclosure and consequently declined the opportunity to furnish us with such a letter.

Item 16G.    CORPORATE GOVERNANCE

        In reliance on Rule 5615(a)(3) of the NASDAQ Listing Rules, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Specifically, we have not adopted a formal written charter or passed board resolutions with respect to the nominations process for appointees to our board of directors as required by Rule 5605(e)(2) of the NASDAQ Listing Rules. In addition, our directors will neither be nominated by a majority of our independent directors in a vote in which only independent directors participate nor by a nominations committee comprised solely of independent directors as required by Rule 5605(e)(1) of the NASDAQ Listing Rules, and instead will be selected or recommended by the board of directors. Such home country practice differs from the NASDAQ Global Select Market corporate governance listing standards because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. As a result, our executive directors, one of whom is also our major shareholder, may have greater power to make or influence major decisions than they would if we complied with all the NASDAQ Global Select Market corporate governance listing standards.

PART III

Item 17.    FINANCIAL STATEMENTS

        Not applicable

Item 18.    FINANCIAL STATEMENTS

        The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

Item 19.    EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of SinoTech Energy Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on October 13, 2010).

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-169987) filed with the Securities and Exchange Commission on October 18, 2010).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-169987) filed with the Securities and Exchange Commission on October 18, 2010).

4.1	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.3	Summary English translation of Liaohe Technical Services Contract, dated January 1, 2007, between Tianjin New Highland and PetroChina Liaohe (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.4	Summary English translation of Subcontract of Liaohe Technical Services Contract, dated January 25, 2007, between Tianjin New Highland and Panjin Hanyu (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.5	Summary English translation of Equipment and Oil Displacing Technology Support Agreement, dated February 8, 2007, between Tianjin New Highland and Panjin Hanyu (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.6	Summary English translation of Dagang Technical Services Contract, dated January 1, 2006, between Tianjin New Highland and PetroChina Dagang (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.7	Summary English translation of Cooperation Agreement, dated September 30, 2009, between Tianjin New Highland and Hebei Daofu (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

Number	Description
4.8	Summary English translation of Liaoning Methane Lateral Hydraulic Drilling Technology Services Agreement, dated October 26, 2009, between Tianjin New Highland and Liaoning Ouya Dongdi (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.9	Summary English translation of Daqing Technical Services Agreement, dated April 1, 2010, between Tianjin New Highland and Daqing Huajian (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.10	Summary English translation of Daqing Technical Services Agreement, dated May 24, 2010, between Tianjin New Highland and Daqing Huajian (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.11	Summary English translation of Oil Production Equipment and Facilities Purchase Agreement, dated July 12, 2007, between Tianjin New Highland and Hebei Daofu (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.12	Summary English translation of Oil Production Equipment and Facilities Purchase Agreement, dated July 12, 2007, between Tianjin New Highland and Hebei Daofu (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.13	Summary English translation of Exclusive Product Supply Contract, dated May 8, 2008, between Tianjin New Highland and Tianjin Shanchuan (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.14	Summary English translation of Agency Appointment Contract, dated July 1, 2007, between Tianjin New Highland and Dongying Luda (with amendment) (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.15	Summary English translation of Agency Appointment Contract, dated June 2, 2008, between Tianjin New Highland and Dongying Luda (with amendment) (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.16	Summary English translation of Agency Appointment Contract, dated January 11, 2010, between Tianjin New Highland and Dongying Luda (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.17	Exclusive Sales Agreement dated August 31, 2009 between Tianjin New Highland and Power Hydraulics (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.18	Affirmation Letter, dated December 2, 2009, from Trinity Energy Holdings, LLC, which wholly owns Power Hydraulics LLC, to Tianjin New Highland (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

Number	Description
4.19	Summary English translation of Supplementary Agreement, dated November 30, 2009, among Premium Sino Finance, Xin Guoqiang and Ernest Cheung (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.20	Summary English translation of Equity Transfer Agreement, dated May 6, 2009, among Premium Sino Finance, Wise Worldwide and Ernest Cheung (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.21	Summary English translation of Equity Assignment Contract, dated October 12, 2007, among International Petroleum Services, Xin Guoqiang, Liu Fengkai and Liu Fengshan (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.22	Summary English translation of Letter of Undertaking, dated June 21, 2010, from Liu Qingzeng (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.23	Summary English translation of Leasing Contract, dated October 17, 2007, between Liu Fengkai and Tianjin New Highland (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.24	Summary English translation of Creditor Claims and Debt Assignment Agreement, dated June 25, 2010, among International Petroleum Services, Liu Qingzeng and Tianjin New Highland (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.25	Second Amendment Agreement relating to a Facility Agreement dated 8 January 2010 as amended and restated pursuant to an amendment agreement dated 11 January 2010, dated October 11, 2010, among Tianjin New Highland, Deutsche Bank, AG, Hong Kong branch and DB Trustees (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.26	Security Trust Deed, dated January 11, 2010, among Deutsche Bank, AG, Hong Kong branch, DB Trustees (Hong Kong) Limited, the Original Lenders as defined in the agreement and other parties (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.27	Deed of Amendment Relating to Security Trust Deed, dated October 11, 2010, between DB Trustees (Hong Kong) Limited and the persons named therein as obligors (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.28	First Supplemental Instrument to Instrument Constituting Tranche A Warrants, dated October 11, 2010, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

Number	Description
4.29	Second Supplemental Instrument to Instrument Constituting Tranche A Warrants, dated October 11, 2010, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.30	First Supplemental Instrument to Instrument Constituting Tranche B Warrants, dated October 11, 2010, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.31	Second Supplemental Instrument to Instrument Constituting Tranche B Warrants, dated October 11, 2010, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.32	First Supplemental Instrument to Instrument Constituting Tranche C Warrants, dated October 11, 2010, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.33	First Supplemental Instrument to Instrument Constituting Tranche D Warrants, dated October 11, 2010, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.34	Share Charge over SinoTech Energy Limited, dated October 11, 2010, between Premium Sino Finance and DB Trustees (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.35	Cayman Co Debenture, dated October 11, 2010, between SinoTech Energy Limited and DB Trustees (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.36	Share Charge over Superport Limited, dated October 11, 2010, between SinoTech Energy Limited and DB Trustees (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.37	ParentCo Debenture, dated January 12, 2010, between International Petroleum Services and DB Trustees (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.38	Holdco Debenture, dated January 12, 2010, between Superport Limited and DB Trustees (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

Number	Description
4.39	Summary English translation of Machine Equipment Pledge Agreement, dated January 11, 2010, between Tianjin New Highland and DB Trustees (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.40	Summary English translation of Account Control Agreement, dated January 13, 2010, among Tianjin New Highland, Deutsche Bank AG, Hong Kong Branch, DB Trustees and China Construction Bank (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.41	Summary English translation of Receivables Pledge, dated January 11, 2010, between Tianjin New Highland and DB Trustees (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.42	Summary English translation of Certificates of Deposit Pledge Agreement, dated July 30, 2010, between Tianjin New Highland and DB Trustees (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.43	Summary English translation of Sale and Purchase Contract, dated August 31, 2010 between Tianjin New Highland and Dongying Luda (incorporated by reference to Exhibit 10.50 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.44	Summary English translation of Drilling Equipment Leasing Agreement between Tianjin New Highland and Tianjin Botenear (incorporated by reference to Exhibit 10.51 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.45	Summary English translation of Market Development Cooperation Agreement, dated September 2010, between Tianjin New Highland and Tianjin Botenear (incorporated by reference to Exhibit 10.52 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.46	Summary English translation of Horizontal Water Jet Well Drilling Technology Service Contract, dated August 23, 2010, between Panjin Hanyu and Tianjin New Highland (incorporated by reference to Exhibit 10.53 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.47	Summary English translation of Horizontal Water Jet Well Drilling Technology Service Contract, dated August 25, 2010, between Hebei Daofu and Tianjin New Highland (incorporated by reference to Exhibit 10.54 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.48	Employment Agreement with Boxun Zhang (incorporated by reference to Exhibit 10.55 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.49	Director Agreement for Independent Directors with Jing Liu (incorporated by reference to Exhibit 10.56 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

Number	Description
4.50	Amended and Restated Technology License Agreement, dated October 11, 2010, between the Jet Drill Companies as defined therein and Tianjin New Highland (incorporated by reference to Exhibit 10.57 to our Registration Statement on Form F-1 (file no. 333-169890) filed with the Securities and Exchange Commission on October 12, 2010).

4.51	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.58 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.52	Summary English Translation of Employment Contract dated July 24, 2006 between Tianjin New Highland and Guoqiang Xin (incorporated by reference to Exhibit 10.59 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.53	Summary English Translation of Employment Contract dated June 23, 2010 between Tianjin New Highland and Xiaomin Yu (incorporated by reference to Exhibit 10.60 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.54	Summary English Translation of Employment Contract dated September 11, 2006 between Tianjin New Highland and Xiaoxuan Bi (incorporated by reference to Exhibit 10.61 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.55	Summary English Translation of Employment Contract dated August 30, 2010 between Tianjin New Highland and Zhenji Dong (incorporated by reference to Exhibit 10.62 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.56	Summary English Translation of Employment Contract dated April 16, 2007 between Tianjin New Highland and Yanhui Guo (incorporated by reference to Exhibit 10.63 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.57	Summary English Translation of Employment Contract dated July 2, 2007 between Tianjin New Highland and Kejiang Liu (incorporated by reference to Exhibit 10.64 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.58	Summary English Translation of Confidentiality and Non-Competition Agreement dated July 24, 2006 between Tianjin New Highland and Guoqiang Xin (incorporated by reference to Exhibit 10.65 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.59	Summary English Translation of Confidentiality and Non-Competition Agreement dated June 23, 2010 between Tianjin New Highland and Xiaomin Yu (incorporated by reference to Exhibit 10.66 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.60	Summary English Translation of Confidentiality and Non-Competition Agreement dated September 1, 2010 between Tianjin New Highland and Boxun Zhang (incorporated by reference to Exhibit 10.67 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

Number		Description
4.61		Summary English Translation of Confidentiality and Non-Competition Agreement dated September 11, 2006 between Tianjin New Highland and Xiaoxuan Bi (incorporated by reference to Exhibit 10.68 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.62		Summary English Translation of Confidentiality and Non-Competition Agreement dated August 30, 2010 between Tianjin New Highland and Zhenji Dong (incorporated by reference to Exhibit 10.69 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.63		Summary English Translation of Confidentiality and Non-Competition Agreement dated April 16, 2007 between Tianjin New Highland and Yanhui Guo (incorporated by reference to Exhibit 10.70 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.64		Summary English Translation of Confidentiality and Non-Competition Agreement dated July 2, 2007 between Tianjin New Highland and Kejiang Liu (incorporated by reference to Exhibit 10.71 to our Registration Statement on Form F-1 (file no. 333-169890), as amended, filed with the Securities and Exchange Commission on November 1, 2010).

4.65	*	Summary English Translation of LHD Service Cooperation Agreement dated December 27, 2010 between Tianjin New Highland and Panjin Hanyu.

4.66	*	Summary English Translation of LHD Service Cooperation Agreement dated December 30, 2010 between Tianjin New Highland and Hebei Daofu.

4.67	*	Summary English Translation of LHD Unit Supply Contract dated December 1, 2010 between Tianjin New Highland and Dongying Luda.

4.68	*	Third Supplemental Instrument to Instrument Constituting Tranche A Warrants, dated March 16, 2011, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu.

4.69	*	Third Supplemental Instrument to Instrument Constituting Tranche B Warrants, dated March 16, 2011, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu.

4.70	*	Second Supplemental Instrument to Instrument Constituting Tranche C Warrants, dated March 16, 2011, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu.

4.71	*	Second Supplemental Instrument to Instrument Constituting Tranche D Warrants, dated March 16, 2011, among Premium Sino Finance, SinoTech Energy Limited, Superport Limited, International Petroleum Services Corporation Limited and Mr. Liu.

8.1	*	List of Subsidiaries.

11.1	*	Code of Business Conduct and Ethics.

12.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	*	Letter of JBPB & Co. (formerly known as Grant Thornton) dated March 31, 2011.

*
filed herewith

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SINOTECH ENERGY LIMITED
	By:	/s/ GUOQIANG XIN
		Name:	Guoqiang Xin
		Title:	Chief Executive Officer
Date: March 31, 2011

 INDEX TO CONSOLIDATED FINANCIALS STATEMENTS

Page
Report of Independent Registered Public Accounting Firm, Ernst & Young Hua Ming	F-2
Report of Independent Registered Public Accounting Firm, JBPB & Co. (formerly known as Grant Thornton)	F-3
Consolidated Balance Sheets as of September 30, 2009 and 2010	F-4

Consolidated Statements of Operations and Comprehensive Income for the Period from October 1, 2007 to October 12, 2007, Fiscal Year ended September 30, 2008, Period from October 1, 2008 to May 5, 2009, Period from May 6, 2009 to September 30, 2009 and Fiscal Year ended September 30, 2010

F-5

Consolidated Statements of Shareholders' Equity for the Period from October 1, 2007 to October 12, 2007, Fiscal Year ended September 30, 2008, Period from October 1, 2008 to May 5, 2009, Period from May 6, 2009 to September 30, 2009 and Fiscal Year ended September 30, 2010

F-6

Consolidated Statements of Cash Flows for the Period from October 1, 2007 to October 12, 2007, Fiscal Year ended September 30, 2008, Period from October 1, 2008 to May 5, 2009, Period from May 6, 2009 to September 30, 2009 and Fiscal Year ended September 30, 2010

F-7
Notes to the Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of SinoTech Energy Limited

        We have audited the accompanying consolidated balance sheet of SinoTech Energy Limited (the "Company") as of September 30, 2010, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the year ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SinoTech Energy Limited at September 30, 2010, and the consolidated results of its operations and its cash flows for the year ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Beijing, People's Republic of China
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
SinoTech Energy Limited

        We have audited the accompanying consolidated balance sheets of SinoTech Energy Limited (formerly known as Superport Limited) and its subsidiaries (collectively the "Company") as of September 30, 2009 (the "Successor"), and the related consolidated statements of income, comprehensive income, equity, and cash flows for the period from May 6, 2009 through September 30, 2009 (the "Successor Period") subsequent to the change of ownership of the Company that is reflected on the financial statements of the Company. We have also audited the statements of income, comprehensive income, equity, and cash flows for the period from October 1, 2007 through October 12, 2007, the year ended September 30, 2008, and the period from October 1, 2008 through May 5, 2009 (the "Predecessor Periods"), prior to the change of ownership of the Company. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SinoTech Energy Limited (formerly known as Superport Limited) and its subsidiaries as of September 30, 2009 and the results of its operations and its cash flows for the Successor and Predecessor Periods in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note A, the number of ordinary shares, the par value of each ordinary share and the share amounts of the Company have been retrospectively adjusted for all periods presented to give effect to the share split as a result of the Reorganization.

/s/ JBPB & Co. (formerly known as Grant Thornton)
Hong Kong
September 23, 2010 except for note A,
which is as of March 31, 2011

SINOTECH ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

		Successor
	Notes	September 30, 2009	September 30, 2010
ASSETS
CURRENT
Cash and cash equivalents		$26,170,565	$40,089,774
Restricted cash		—	3,736,250
Accounts receivable (net of allowance for doubtful accounts of US$nil as of September 30, 2009 and 2010, respectively)		8,618,646	20,119,753
Prepaid expenses, deposit and other receivable	D	14,858,582	10,230,036

Total current assets		49,647,793	74,175,813
Property and equipment, net	E	13,489,808	64,286,601
Intangible assets, net	F	32,077,027	26,770,105

TOTAL ASSETS		$95,214,628	$165,232,519

LIABILITIES
CURRENT
Accounts payable		$1,293,701	$—
Other payables and accrued liabilities	H	1,758,320	2,417,620
Loan interest payable		—	763,248
Income taxes payable	L	1,427,734	3,541,873
Deferred gain on disposal of equipment—current portion	E	121,740	17,133
Obligation under capital lease—current portion	G	3,986	4,395
Amounts due to related parties	J	5,170,946	8,206,578

Tota current liabilities		9,776,427	14,950,847
Bank loan	I	—	12,082,499
Deferred gain on disposal of equipment	E	16,787	—
Obligation under capital lease	G	10,179	5,994
Warrant liabilities	I	—	69,020,000
Deferred tax liability	L	6,485,378	5,030,055

TOTAL LIABILITIES		16,288,771	101,089,395

Commitments and contingencies	G, N & S
SHAREHOLDERS' EQUITY
Common stock (500,000,000 shares authorized, 100,000,000 shares at par value of $0.0001 per share, issued and outstanding)		10,000	10,000
Additional paid in capital		70,393,825	67,110,399
Accumulated other comprehensive income		3,301,824	5,487,243
Retained earnings (accumulated deficit)	K	5,220,208	(8,464,518)

Total shareholders' equity		78,925,857	64,143,124

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$95,214,628	$165,232,519

The accompanying notes are an integral part of these consolidated financial statements.

SINOTECH ENERGY LIMITED

CONSOLIDATED STATEMENTS
OF OPERATIONS AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars)

		Predecessor			Successor
	Notes	Period from October 1, 2007 to October 12, 2007(1)	Fiscal year ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal year ended September 30, 2010
Sales	Q	$802,998	$31,366,704	$22,942,841	$15,269,947	$45,309,674
Cost of sales	Q	312,039	11,749,643	8,286,681	5,543,385	10,389,268

Gross profit		490,959	19,617,061	14,656,160	9,726,562	34,920,406

Operating expenses
Depreciation of equipment		3,047	23,935	17,924	9,172	34,078
Amortization of intangible assets		—	2,690,125	1,716,785	2,398,641	6,332,845
Consulting and professional fees		299,193	1,278,222	328,858	66,098	2,673,985
Office and miscellaneous		8,555	147,261	133,970	7,044	317,946
Rent and utilities		1,697	184,571	142,577	77,874	239,473
Repair and maintenance		71	26,122	14,910	8,512	16,740
Salaries and benefits		15,751	399,238	318,068	236,909	645,183
Travel and business promotion		25,692	423,498	142,104	230,602	587,493

Total operating expenses		354,006	5,172,972	2,815,196	3,034,852	10,847,743

Operating income		136,953	14,444,089	11,840,964	6,691,710	24,072,663
Other income (expenses)
Gain on disposal of equipment		3,572	113,717	72,572	49,079	122,056
Interest income		—	81,726	33,403	88,544	238,623
Interest expense	I	—	—	—	—	(8,085,903)
Changes in fair value of warrant liabilities	I	—	—	—	—	(25,000,000)
Foreign exchange gain		—	—	—	—	445,719

Other income (expenses)		3,572	195,443	105,975	137,623	(32,279,505)

Net income (loss) from operations before income taxes		140,525	14,639,532	11,946,939	6,829,333	(8,206,842)
Income tax expense	L	50,880	2,996,428	2,640,953	1,609,125	5,477,884

Net income (loss) for the period		89,645	11,643,104	9,305,986	5,220,208	(13,684,726)
Other comprehensive income, net of taxes
Foreign currency translation adjustment		(2,365)	3,661,210	244,717	3,301,824	2,185,419

Comprehensive income (loss) for the period		$87,280	$15,304,314	$9,550,703	$8,522,032	$(11,499,307)

Earnings (Loss) per share
Basic	O	$—	$116,431	$93,060	$0.05	$(0.14)

Weighted average number of shares for the period presented
Basic	O	—	100	100	100,000,000	100,000,000

(1)
This reflects the operating results for the period from October 1, 2007 to October 12, 2007 of Tianjin New Highland Science and Technology Development Co., Limited before the acquisition by International Petroleum Services Corporation Limited on October 12, 2007. (Note B)

The accompanying notes are an integral part of these consolidated financial statements.

SINOTECH ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in U.S. dollars)

	Predecessor
	Common stock
				Accumulated other comprehensive income
	Number of shares	Amount	Additional Paid-in capital		Retained earnings	Total shareholders' equity
Balance at September 30, 2007	—	4,379,386	6,355,479	1,375,709	19,264,557	31,375,131
Foreign currency translation adjustment	—	—	—	(2,365)	—	(2,365)
Net income for the period	—	—	—	—	89,645	89,645

Balance at October 12, 2007	—	4,379,386	6,355,479	1,373,344	19,354,202	31,462,411

Issue of capital by International Petroleum	100	13	—	—	—	13

Balance at September 30, 2007	100	13	—	—	—	13
Issue of capital by International Petroleum	4,900	630	—	—	—	630
Contribution by the sole shareholder of International Petroleum	—	—	32,770,308	—	—	32,770,308
Foreign currency translation adjustment	—	—	—	3,661,210	—	3,661,210
Net income for the period	—	—	—	—	11,643,104	11,643,104

Balance at September 30, 2008	5,000	$643	$32,770,308	$3,661,210	$11,643,104	$48,075,265
Issue of shares by Superport for acquisition of International Petroleum	(4,900)	(543)	543	—	—	—
Foreign currency translation adjustment	—	—	—	244,717	—	244,717
Net income for the period	—	—	—	—	9,305,986	9,305,986

Balance at May 5, 2009	100	100	32,770,851	3,905,927	20,949,090	57,625,968

		Successor
		Common stock
					Accumulated other comprehensive income	Retained earnings (accumulated deficit)
	Notes	Number of shares	Amount	Additional Paid-in capital			Total shareholders' equity
Recapitalization of the Company at May 6, 2009		100	100	70,403,724	—	—	70,403,824
Share restructuring	A	9,900	(99)	—	—	—	(99)
Issuance of shares to acquire Superport	A	99,990,000	9,999	(9,899)	—	—	100
Foreign currency translation adjustment		—	—	—	3,301,824	—	3,301,824
Net income for the period		—	—	—	—	5,220,208	5,220,208

Balance at September 30, 2009		100,000,000	$10,000	$70,393,825	$3,301,824	$5,220,208	$78,925,857
Additional payment made by International Petroleum to the former-shareholders	C	—	—	(3,283,426)	—	—	(3,283,426)
Foreign currency translation adjustment		—	—	—	2,185,419	—	2,185,419
Net loss for the period		—	—	—	—	(13,684,726)	(13,684,726)

Balance at September 30, 2010		100,000,000	$10,000	$67,110,399	$5,487,243	$(8,464,518)	$64,143,124

The accompanying notes are an integral part of these consolidated financial statements.

SINOTECH ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$89,645	$11,643,104	$9,305,986	$5,220,208	$(13,684,726)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Amortization and depreciation	46,584	3,473,961	2,219,649	2,758,917	7,840,176
Gain on disposal of property and equipment	(3,572)	(113,717)	(72,572)	(49,079)	(122,056)
Amortization of bank loan discount	—	—	—	—	6,102,499
Changes in fair value of warrant liabilities	—	—	—	—	25,000,000
Deferred income tax expenses (benefits)	12,289	(1,138,808)	(481,827)	(534,958)	(1,561,013)
Changes in operating assets and liabilities, net of the acquisition of equity interest in Tianjin New Highland in 2007 and push down accounting adjustments in 2009:
(Increase) decrease in accounts receivable	(802,971)	(4,579,172)	2,240,184	1,675,993	(11,123,329)
(Increase) decrease in inventories	(167,061)	179,828	(281,944)	295,370	—
Increase in prepaid expenses, deposit and other receivable	5,147	(8,169,887)	(6,353,244)	(33,638)	(93,077)
Increase (decrease) in accounts payable	272,573	(1,374,021)	476,448	207,341	(1,297,058)
Increase in other payables and accrued liabilities	100,802	145,495	304,053	35,867	612,031
Increase in loan interest payable	—	—	—	—	753,186
Increase (decrease) in income taxes payable	(1,284,121)	1,106,471	(671,620)	793,997	2,052,874

Net cash provided by (used in) operating activities	(1,730,685)	1,173,254	6,685,113	10,370,018	14,479,507

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit for purchase equipment	—	—	—	—	4,940,891
Purchase of property and equipment	—	(57,523)	(8,457)	(5,080)	(51,133,508)
Acquisition of subsidiary	—	2,572,290	—	—	—
Purchase of intangible assets	—	—	—	—	(469,792)

Net cash provided by (used in) investing activities	—	2,514,767	(8,457)	(5,080)	(46,662,409)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital	—	630	—	—	—
Principal payment under capital lease obligation	—	17,235	(2,115)	(1,572)	(3,997)
Bank loan relating to issuing of warrants	—	—	—	—	50,000,000
Advances from (repayment to) related parties	1,611	5,073,245	(140,199)	44,294	3,038,536

Net cash provided by (used in) financial activities	1,611	5,091,110	(142,314)	42,722	53,034,539

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,729,074)	8,779,131	6,534,342	10,407,660	20,851,637
EFFECT OF CHANGES IN EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(551)	409,324	64,880	(24,772)	(3,196,178)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,041,636	—	9,188,455	15,787,677	26,170,565

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,312,011	$9,188,455	$15,787,677	$26,170,565	$43,826,024

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$—	$—	$—	$—	$1,229,510

Income taxes paid	$1,322,711	$3,028,792	$3,794,400	$1,350,086	$4,986,022

The accompanying notes are an integral part of these consolidated financial statements.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE A—ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        SinoTech Energy Limited was incorporated in the Cayman Islands on June 9, 2010 as a limited liability company ("SinoTech") with an authorized share capital of 50,000 shares with a par value of $1.00 each. SinoTech and its subsidiaries are referred to as the "Company". At the date of incorporation, 1 share of $1.00 was issued at par value to the subscriber as an initial contribution. SinoTech was established in connection with the reorganization and initial public offering ("IPO") of Superport Limited ("Superport"). On October 12, 2010, as part of a corporate reorganization, SinoTech had undergone a share split, and the authorized share capital and issued share capital of SinoTech changed to 500,000,000 shares and 100,000,000 shares of common stock with par value of $0.0001 each, respectively. 99,990,000 new shares of par value of $0.0001 were issued to all the shareholders of Superport in exchange for all their beneficial interests in Superport ("Reorganization"). The consolidated financial statements of the Successor have been prepared as if the Reorganization had occurred retrospectively from May 6, 2009 and all ordinary shares and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to give effect to the share split. The par value of each ordinary share has also been retrospectively adjusted as if it had been in proportion to the 1 to 10,000 forward split.

        SinoTech's wholly owned subsidiaries are Superport, International Petroleum Services Corporation Limited ("International Petroleum") and Tianjin New Highland Science and Technology Development Co., Limited ("Tianjin New Highland"). The Company is a petroleum engineering and technology service provider and conducts its business through its office in Beijing, People's Republic of China ("China"). The Company mainly uses chemical solution with Molecular Deposition Film Technology ("MDF") to disperse into oil reservoir and improve the flow of oil and methane gas or uses rigs with Lateral Hydraulic Drilling ("LHD") technology to have high-pressure water jets to drill horizontal tunnels from the vertical wellbore to increase the number of points of contact between the wellbore and the reservoir to improve the flow of oil and methane gas.

        Superport was incorporated in the British Virgin Islands on March 20, 2009 with an authorized share capital of 50,000 shares with a par value of $1.00 each. Superport issued 100 shares with total common stock of $100. Superport is the holding company of International Petroleum and it does not have other business.

        International Petroleum was incorporated in Hong Kong on September 10, 2007. Its authorized share capital is 250,000 shares with a par value of HK$1.00 each. As of September 30, 2009, International Petroleum had issued 5,000 shares with total common stock of HK$5,000. During the year ended September 30, 2010, International Petroleum issued additional shares and as of September 30, 2010, the total outstanding shares are 250,000 shares with total common stock of HK$250,000. International Petroleum is the intermediate holding company of Tianjin New Highland and it does not have other business.

        Tianjin New Highland is a China private company incorporated on October 13, 2004 in the City of Tianjin, China and is the operating entity of the Company. According to the Chinese regulations and laws, the share capital of a corporation has to be registered with and approved by the regulatory authority. The paid in capital (equivalent to common stock) of Tianjin New Highland represents the cumulative cash contribution from the shareholders to Tianjin New Highland and each shareholder's

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE A—ORGANIZATION AND DESCRIPTION OF THE BUSINESS (Continued)

percentage ownership interest in Tianjin New Highland is calculated by his relative cash contribution to the total paid in capital. The paid in capital can only be reduced and returned to the shareholders when all the financial obligations can be met and approved by the regulatory authority. Any additional contributions of capital above the approved paid in capital are recorded in the additional paid in capital.

        As of September 30, 2010, the Company's subsidiaries included the following entities:

Subsidiaries	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of ownership	Principal Activities
Superport Limitied	British Virgin Islands	March 20, 2009	100%	Investment holding company
International Petroleum Services Corporation Limited	Hong Kong	September 10, 2007	100%	Investment holding company
Tianjin New Highland Science and Technology Development Co., Ltd	People's Republic of China ("PRC")	October 13, 2004	100%	Enhanced Oil Recovery Operations

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation

        The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company prior to May 6, 2009 is referred to as the "Predecessor" and after May 5, 2009 is referred to as the "Successor". The accompanying consolidated balance sheets present the Company's financial position as of September 30, 2009 and 2010. The accompanying statements of operations and comprehensive income, shareholders' equity and cash flows present the Predecessor period from October 1, 2007 to October 12, 2007, Predecessor period for the fiscal year ended September 30, 2008, the Predecessor period from October 1, 2008 to May 5, 2009, the Successor period from May 6, 2009 to September 30, 2009 and the Successor period for the fiscal year ended September 30, 2010. See further description of the Successor and Predecessor periods below.

        On October 12, 2007, International Petroleum acquired 100% equity interest of Tianjin New Highland for a total consideration of RMB281,556,846 ($37,510,029) and the control of Tianjin New Highland was changed on the same date. Out of the total purchase consideration, RMB35,100,000 ($4,739,721) was paid by International Petroleum and the remaining RMB246,456,846 ($32,770,308) was borne by the ultimate shareholder of International Petroleum ("Sole Shareholder of International Petroleum"). As a result, the portion of $32,770,308 is treated as contribution by the shareholder and has been included in additional paid-in capital since under the sales and purchase agreement, the Sole Shareholder of International Petroleum is responsible to pay the remaining $32,770,308. The acquisition has been accounted for using the purchase method of accounting. For the year ended September 30, 2010, International Petroleum paid additional RMB21,628,000 ($3,283,426) and the ultimate shareholder of International Petroleum agreed with the sellers that the remaining consideration of

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RMB246,456,846 ($32,770,308) as mentioned above was reduced by the additional payment of RMB21,628,000 ($3,283,426) made by International Petroleum. Therefore the payment is included in the equity as a reduction of the additional paid-in capital.

        On March 20, 2009, the Sole Shareholder of International Petroleum incorporated Superport to hold the 100% ownership of International Petroleum. As Superport was incorporated for the purpose of being an intermediate holding vehicle between International Petroleum and the ultimate shareholder, therefore the incorporation of Superport and the transfer of equity interests in International Petroleum to Superport is treated as a reorganization under common control in a manner similar to a pooling of interest as the ultimate shareholder before and after the acquisition of International Petroleum by Superport is the same. Accordingly, the assets and liabilities of International Petroleum have been recorded at their historical carrying amounts as if the reorganization had occurred on September 10, 2007 (date of incorporation of International Petroleum). On May 6, 2009, Superport was sold to two corporate shareholders, being independent third parties, for a total consideration of RMB503,400,563 ($73,839,040). The control of Superport was changed on the same date. The two corporate shareholders are Premium Sino Finance Limited ("Premium Sino") and another corporate entity that hold 90% and 10%, respectively in Superport. As part of the acquisition arrangement, Premium Sino also agreed to assume the obligations to settle any remaining balance of the partial consideration of $32,770,308 (see above) in acquiring Tianjin New Highland by International Petroleum not yet settled by the Sole Shareholder of International Petroleum. As a result of the change of ownership of Superport on May 6, 2009, push-down accounting is applied to establish a new basis of accounting in the Superport's consolidated financial statements, effective May 6, 2009. Due to the impact of the changes arising from the push-down accounting adjustments described in Note C, the year ended September 30, 2009 is presented as the Predecessor period from October 1, 2008 through May 5, 2009 and the Successor period from May 6, 2009 through September 30, 2009.

2. Principles of consolidation

        The consolidated financial statements include the financial statements of Superport, International Petroleum and Tianjin New Highland. All significant intercompany balances and transactions have been eliminated in consolidation.

3. Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company's financial statements include, but are not limited to, useful lives of long-lived assets, realization of deferred tax liabilities and uncertain tax positions, provision for doubtful accounts, and determining the fair value of assets and liabilities in acquisitions and warrants. Management makes its best estimate of the ultimate outcome for these items based on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

4. Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and bank deposits, which include unrestricted and restricted as to withdrawal and use. The Company has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash balances with banks of nil and $3.7 million at September 30, 2009 and 2010, respectively, are restricted in connection with the bank loan.

5. Accounts receivable

        Accounts receivable are recorded at the invoice price in the period in which the related revenues are earned and do not bear interest. The Company considers many factors in assessing the collectability of its receivables, such as, age of the amount due based on the contractual payment terms, the customer's payment history and credit worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Based upon the Company's periodic review of such information, no specific customer allowance for bad debt expense was provided for any of periods presented.

6. Revenue recognition

        Consistent with the criteria of Accounting Standard Codification ("ASC") subtopic 605-10 ("ASC 605-10"), Revenue Recognition: Overall, the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the contract price is fixed or determinable, and (iv) collectability is reasonably assured.

        The Company's sales represent services rendered in respect of oil recovery and are measured at the fair value of the consideration received or receivable. Before finalizing the terms of a MDF contract, the Company has carried out feasibility study and test runs to make ensure that the oil extraction target, if any, can be met over the life of the contract and will not incur any penalty or termination of the contract when the production target cannot be met. The Company either provides services directly to the oil and gas producer or provides sub-contracting services to oil recovery companies. The Company may assign the service contracts with oil and gas producer to other local Chinese oil recovery companies on a per contract basis and acts as a subcontractor to these oil recovery companies. In both cases, revenue is recognized when services are provided, which is evidenced by oil delivery confirmation sheets and daily production sheets of the oil and gas producer. However, in respect of fixed-price sub-contract arrangements, the Company recognizes revenue ratably over the life of the sub-contracts. For services directly provided to the oil and gas producer, the Company records the revenue on a gross basis with the related direct costs recorded as cost of sales. For sub-contract arrangements, the Company records the revenue on a net basis in according with ASC Subtopic 605-45

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principal Agent Considerations. For consulting agreements, the Company records the revenue on a gross basis with the related taxes recorded as cost of sales.

        All the direct costs and sales related taxes incurred for generating the revenue are recorded under cost of sales.

7. Property and Equipment, net

        Property and equipment, mainly consisting of machinery and equipment, are stated at cost less accumulated depreciation. Equipment acquired in a purchase business combination are initially recorded at the purchase price paid that has been allocated to a proportionate amount of the fair value of the Company's underlying assets and liabilities at the date of acquisition. Expenditures for betterments, renewals and additions are capitalized. Repairs and maintenance are expensed as incurred. In addition, as a result of the application of push-down accounting (Note C), the Company's equipment has been adjusted to a new cost basis, which reflects the fair value of equipment as of May 6, 2009.

        The Company uses straight-line method of depreciation over the estimated useful life of the assets:

Automobile	15 years
Production equipment	15 - 20 years
Office equipment	5 years
Computer equipment	5 years
Computer software	2 years

8. Acquired intangible assets

        Acquired intangible assets, other than goodwill, are recognized if it satisfies either the "contractual-legal" or "separability" criterion specified under US GAAP. Such intangible assets are initially recorded at the purchase price paid that has been allocated to a proportionate amount of the fair value of the Company's underlying assets and liabilities at the date of acquisition.

        As a result of the application of push-down accounting (Note C), intangible assets have been adjusted to a new cost basis, which reflects the fair value of the intangible assets as of May 6, 2009.

        Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 - 7 years
Patent of the MD Membrance	8 - 9 years

9. Impairment of long-lived assets and acquired intangibles assets

        Long-lived assets of the Company consisting of equipment and acquired intangible assets subject to amortization are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the ASC Subtopic 360-10, Property, Plant and Equipment and ASC Subtopic 350-30, Intangibles—Goodwill and Other. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows, discounted at

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the Company's cost of capital, from related operations. If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value in the statement of income. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

10. Earnings per share

        Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. There were no dilutive instruments as at September 30, 2010.

11. Income taxes

        The Company accounts for income taxes under the provisions of ASC Topic 740 ("ASC 740"), Income Taxes, to account for uncertainties in income taxes. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the benefit of a tax position if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company's estimates. As each audit is concluded, adjustments, if any, are recorded in the Company's financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

        Corporate income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

12. Comprehensive income

        The Company adopted ASC Topic 220, Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Shareholders' Equity. Comprehensive Income is comprised of equity changes, except those resulting from investments from owners and distributions to owners.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company's other comprehensive income, which is reported in the statement of operations and comprehensive income consists solely of net income (loss) and foreign currency translation gain or loss.

13. Foreign currency

        The determination of the respective functional currency is based on the criteria of ASC subtopic 830-10 ("ASC 830-10"), Foreign Currency Matters: Overall. The functional currency and reporting currency of the Company is the Chinese Renminbi ("RMB") and United States dollars respectively. The financial statements are translated in United States dollars using current rates of exchange for assets and liabilities and using average rates for the year for revenues and expenses. Gains or losses resulting from these translation adjustments are included in accumulated other comprehensive income in the equity section of the balance sheet. The cumulative foreign currency translation adjustment, which represents total accumulated other comprehensive income is included in shareholders' equity.

14. Warrant liabilities

        All warrant liabilities are recognized in the financial statements in accordance with the provisions of ASC subtopic 480 ("ASC 480") Distinguishing Liabilities from Equity. Warrant liabilities are measured at fair value with the changes in fair value from period to period recorded in the statement of operations.

15. Segment Reporting

        In accordance with ASC subtopic 280-10 ("ASC 280-10"), Segment Reporting, the Company's chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole; hence the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company's long-lived assets and revenue are located in and derived from China, no geographical segments are presented.

16. Leases

        In accordance with ASC subtopic 840-10 ("ASC 840-10"), Lease, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term , (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property's estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the lease periods.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        If a sale of property is accompanied by a leaseback of all or any part of the property for all or part of its remaining economic life and the lease meets one of the four lease classification criteria stated above, the Company shall account for the lease as a capital lease. Otherwise, the Company shall account for the lease as an operating lease.

17. Recent accounting pronouncements

        In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements. This update will require (1) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (2) information about purchases, sales, issuances and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company is still assessing the impact of this guidance and does not believe the adoption of this guidance will have a material impact on the consolidated financial statements.

        In March 2010, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value, with Subtopic 815-15 amended to clarify the scope exception under paragraphs 815-15-15-8 through 15-9 for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed under Section 815-15-25 for potential bifurcation and separate accounting. Thus, only the embedded credit derivative feature between the financial instruments created by subordination is not subject to the application of Section 815-15-25 and should not be analyzed under that Section for potential bifurcation from the host contract and separate accounting as a derivative. The amendments in this update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. The Company is still assessing the impact of this guidance and does not believe the adoption of this guidance have a material impact on the consolidated financial statements.

        In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, Revenue Recognition—Milestone Method, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010 and should be applied prospectively. Early adoption is permitted. The Company is still assessing the impact of this guidance and does not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

        ASU No. 2010-13 was issued in April 2010, and clarified the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The Company does not believe the adoption of this guidance will have a material impact on the consolidated financial statements.

NOTE C—CHANGE OF OWNERSHIP OF SUPERPORT

        On March 20, 2009, the Sole Shareholder of International Petroleum incorporated Superport to hold the 100% ownership of International Petroleum. As Superport was incorporated for the purpose of being an intermediate holding vehicle between International Petroleum and the ultimate shareholder, therefore the incorporation of Superport and the transfer of equity interests in International Petroleum to Superport is treated as a reorganization under common control in a manner similar to a pooling of interest as the ultimate shareholder before and after the acquisition of International Petroleum by Superport is the same.

        On May 6, 2009, Superport was sold to two corporate shareholders, being independent third parties, for a total consideration of $73,839,040. The control of Superport was changed on the same date. The two corporate shareholders, Premium Sino and another corporate entity, hold 90% and 10%, respectively in Superport. As part of the acquisition arrangement, Premium Sino agreed to assume the obligations to settle any remaining balance of the partial consideration of $32,770,308 in acquiring Tianjin New Highland by International Petroleum not yet settled by the Sole Shareholder of International Petroleum.

        As a result of the change of ownership of Superport on May 6, 2009, push-down accounting is applied to establish a new basis of accounting in the Superport's consolidated financial statements, effective May 6, 2009. The fair value of the assets and liabilities of Superport and its wholly owned subsidiaries have been push-downed and reflected in Superport's consolidated financial statements in connection with the acquisition of the 100% equity interest of Superport by the new shareholders on May 6, 2009, resulting in negative goodwill of $23,792,829. The negative goodwill was allocated on a pro rata basis to reduce the fair value of certain non-current assets as described below.

        Management makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on its experience in valuation of similar assets and liabilities with the assistance of an independent third party valuer. The allocation of the purchase price for property and equipment, intangible assets and related deferred income taxes was based upon valuation data at the date of the acquisition. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE C—CHANGE OF OWNERSHIP OF SUPERPORT (Continued)

        Details of the fair value of the net assets of Superport and its subsidiaries on May 6, 2009 are as follows:

Total cash consideration paid by new owners for acquiring the 100% equity interests in Superport	$73,839,040

Amounts assigned to each major asset and liability caption of Superport (after allocation of negative goodwill):
Cash	$15,787,677
Current assets excluding cash	25,458,742
Equipment	13,868,714
Intangible assets	34,535,021
Current liabilities	(8,700,736)
Non-current deferred income tax liabilities	(7,032,492)
Long term liabilities	(77,886)

Fair value of net assets of Superport and its subsidiaries	$73,839,040

        The weighted average amortization period of the intangible assets acquired (customer relationships) is approximately 6 years.

        Negative goodwill of $23,792,829 was allocated to the following non-current assets:

Equipment	$6,817,159
Intangible assets	16,975,670

$23,792,829

NOTE D—PREPAID EXPENSES, DEPOSIT AND OTHER RECEIVABLE

        At September 30, 2009 and 2010, prepaid expenses, deposit and other receivable were comprised of the following:

	2009	2010
Prepaid expenses	$7,358	$79,888
Deposit for purchase of equipment	14,801,144	10,076,666
Other receivable	50,080	51,112
Other deposit	—	22,370

	$14,858,582	$10,230,036

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE E—PROPERTY AND EQUIPMENT, NET

        At September 30, 2009 and 2010, property and equipment at cost and accumulated depreciation was:

	2009	2010
Automobile	$137,591	$218,095
Production equipment	13,657,333	65,895,296
Computer equipment	26,171	40,802
Computer software	533	544
Office equipment	28,530	29,662

	13,850,158	66,184,399
Less: accumulated depreciation	(360,350)	(1,897,798)

	$13,489,808	$64,286,601

        During the year ended September 30, 2007, Tianjin New Highland disposed of its production equipment located at the Dagang and Liaohe oilfield to third parties resulting in a gain on disposal of $359,423 and has leased them back under two separate operating leases. The gain on disposal of equipment is amortized over the leaseback period. The amount amortized for different periods is summarized as follows:

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Gain on disposal of equipment	$3,572	$113,717	$72,572	$49,079	$122,056

        The depreciation expenses included in the cost of sales and operating expenses for different periods are summarized as follows:

	Predecessor			Successor
Amount included in:	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Cost of sales	$43,537	$759,901	$484,940	$351,104	$1,473,253
Operating expenses	3,047	23,935	17,924	9,172	34,078

	$46,584	$783,836	$502,864	$360,276	$1,507,331

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE F—INTANGIBLE ASSETS, NET

        At September 30, 2009 and 2010, intangible assets at cost and accumulated amortization were:

	2009	2010
Customer relationships	$34,476,160	$35,187,203
Patent of the MD Membrance	—	478,240

	34,476,160	35,665,443
Less: accumulated amortization	(2,399,133)	(8,895,338)

	$32,077,027	$26,770,105

        Tianjin New Highland purchased a patent of the MD Membrance from its inventors for RMB3,200,000 ($478,240). The patent will expire on January 4, 2019. The patent was transferred to Tianjin New Highland in May 2010.

        The amortization expenses included in the operating expenses for the periods indicated below are summarized as follows:

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2008 to September 30, 2009	Fiscal Year ended September 30, 2010
Amortization of intangible assets	$—	$2,690,125	$1,716,785	$2,398,641	$6,332,845

        The estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Year ending September 30,
2011	$7,532,431
2012	6,633,750
2013	5,303,702
2014	5,303,702
2015 and thereafter	1,996,520

$26,770,105

NOTE G—LEASE COMMITMENTS

1. Obligations Under Capital Lease

        The Company acquired office equipment under a capital lease, repayable at RMB2,814 ($421) per month to December 2012. The liability includes imputed interest of 8.033% per annum.

	2009	2010
Balance at the end of the period	$14,165	$10,389
Less: current portion	(3,986)	(4,395)

Long term portion	$10,179	$5,994

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE G—LEASE COMMITMENTS (Continued)

        The aggregate amount of payments required in each of the next three years on the above indebtedness is as follows:

2011	$5,047
2012	5,047
2013	1,277

11,371
Less: amount representing interest	(982)

$10,389

        The amortization amounts for the period from October 1, 2007 to October 12, 2007, the fiscal year ended September 30, 2008, period from October 1, 2008 to May 5, 2009, period from May 6, 2009 to September 30, 2009 and fiscal year ended September 30, 2010 were nil, $1,973, $2,437, $924 and $2,436, respectively.

2. Operating Leases

(a)
Operating Lease of Production Equipment

        Tianjin New Highland purchased nine units of downhole measuring equipment of RMB24,750,000 ($3,698,888) from a supplier and leased these units to Tianjin Botenear Petroleum Technology Co., Ltd ("Tianjin Botenear") pursuant to an equipment lease agreement for a term of five years from October 1, 2010. Tianjin Botenear agreed to pay Tianjin New Highland RMB 70,000 ($10,462) per month for each unit.

(b)
Lease of building and equipment

        The Company leases office buildings and equipment under non-cancelable operating leases expiring on July 9, 2013. At September 30, 2010, the future minimum rental payments required under these leases are as follows:

	Equipment	Office	Total
Year ending September 30,
2011	$327,296	$265,164	$592,460
2012	—	237,141	237,141
2013	—	179,649	179,649

Total future minimum rental payments	$327,296	$681,954	$1,009,250

        The above future minimum rental payments are comprised of the following arrangements:

  (i)
  Lease of production equipment at Liaohe oil field

        Tianjin New Highland sold the production equipment at Liaohe oil field under a sale and lease back agreement (Note E). The monthly rental charge payable is RMB730,000 ($109,099) until December 31, 2010.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE G—LEASE COMMITMENTS (Continued)

  (ii)
  Lease of Office Space

        Tianjin New Highland has three lease agreements for offices. The monthly rental charges payable are RMB62,500 ($9,341), RMB90,913 ($13,587) and RMB41,318 ($6,175) until December 31, 2010, June 30, 2013 and July 9, 2013, respectively.

NOTE H—OTHER PAYABLES AND ACCRUED LIABILITIES

        At September 30, 2009 and 2010, other payables and accrued liabilities were comprised of the following:

	2009	2010
Wages and benefits payable	$1,257,747	$1,697,541
Sales tax and individual income tax withheld for government	173,704	610,644
Other payable	326,869	109,435

	$1,758,320	$2,417,620

NOTE I—BANK LOAN AND WARRANTS

        On January 11, 2010, Tianjin New Highland entered into an Amended Facility Agreement with a group of financial institutions ("Lenders") for a loan of up to $65,000,000 of which $50,000,000 was utilized. As security for the loan, the Company pledged the receivables from sales and bank deposit certificates, mortgaged LHD units including existing units and those acquired by using this loan for financing, pledged the equity interests in the Company and its subsidiaries, and charged all assets in respect of International Petroleum and Superport. The interest rates are 4.5%, 6.5% and 8.5% per annum above the LIBOR for the first 12 months, the next 6 months and thereafter, respectively. The loan is repayable on January 21, 2015. The Lenders have a put option to request the repayment of the loan on July 23, 2012. The loan facility contains covenants that require Tianjin New Highland to maintain certain financial ratios and capital expenditure not exceeding pre-approved limits. Interest expenses for the fiscal year ended September 30, 2010 consist of interest on bank loan of $1,983,404 and interest on bank loan discount of $6,102,499.

        In consideration of the Facility Agreement, the major shareholder of Superport, Premium Sino, issued four series of warrants, namely Tranche A Warrants, Tranche B Warrants, Tranche C Warrants and Tranche D Warrants, to Lenders to enable them to purchase a certain percentage of Superport's diluted share capital from Premium Sino. Premium Sino is required to transfer its shares in Superport to warrant holders upon exercise of warrants. The maturity date of all the warrants issued is July 21, 2015. The warrants are exercisable before or after a qualifying initial offering transaction ("QIPO") event as described below. Upon the occurrence of certain exit events, Premium Sino is required to buy

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE I—BANK LOAN AND WARRANTS (Continued)

back the warrants from the warrant holders at a specified exit price calculated at time of exit. The terms of each tranche are summarized as follows:

(i)
Tranche A Warrants ("Warrant A")

        1,230,769 Tranche A Warrants were issued with an aggregate entitlement of 12.30769% of the fully diluted share capital of SinoTech. The exercise price of Warrant A under different scenarios is summarized as follows:

        If SinoTech achieves a QIPO before January 21, 2015, the warrant holders would be entitled to purchase the warrant share at the lower of 50% of the price of the shares in the QIPO and six times Tianjin New Highland's net income of the 12 months ending December 31, 2010 divided by the fully diluted share capital on the assumption that all the stock options and other rights have been exercised.

        If SinoTech does not have a QIPO before July 23, 2012 or elects not to have a QIPO, the warrant holders may request Premium Sino to purchase the warrants back from them at $8.905 per warrant.

(ii)
Tranche B Warrants ("Warrant B")

        538,462 Tranche B Warrants were issued with an aggregate entitlement of 5.38462% of the fully diluted share capital of SinoTech. The exercise price of Warrant B under different scenarios is summarized as follows:

        If SinoTech achieves a QIPO before January 21, 2015, the warrant holders would be entitled to purchase the warrant share at the lower of 50% of the price of the shares in the QIPO and eight times Tianjin New Highland's net income of the 12 months ending December 31, 2010 divided by the fully diluted share capital on the assumption that all the stock options and other rights have been exercised.

        If SinoTech does not have a QIPO before July 23, 2012 or elects not to have a QIPO, the warrant holders may request Premium Sino to purchase the warrants back from them at $8.905 per warrant.

(iii)
Tranche C Warrants

        384,615 Tranche C Warrants were issued with an aggregate entitlement of 3.84615% of the fully diluted share capital of SinoTech.

        If SinoTech achieves a QIPO before January 21, 2015, the warrant holders would be entitled to exercise the warrants for zero consideration to receive their percentage entitlement of the fully diluted share capital of SinoTech on the assumption that all the stock options and other rights have been exercised.

(iv)
Tranche D Warrants

        100,000 Tranche D Warrants were issued with an aggregate entitlement of 1.00% of the fully diluted share capital of SinoTech.

        If SinoTech achieves a QIPO before January 21, 2015, the warrant holders would be entitled to exercise the warrants for zero consideration to receive their percentage entitlement of the fully diluted

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE I—BANK LOAN AND WARRANTS (Continued)

share capital of SinoTech on the assumption that all the stock options and other rights have been exercised.

        For each of the Tranche A, B, C and D Warrants, there is also an adjustment to the aggregate entitlement of the fully diluted share capital of SinoTech if Tianjin New Highland cannot meet certain performance criteria for either the twelve months ending December 31, 2010 or 2011, respectively. If the net income of Tianjin New Highland is less than the guaranteed amount of $23.1 million and $34.6 million (subject to certain adjustments) for twelve months ending December 31, 2010 and 2011, respectively, the aggregate entitlement will be adjusted by multiplying the ratio of guaranteed amount to the actual net income for the twelve months ended December 31, 2010 and 2011 (the higher of each ratio for the twelve months ending December 31, 2011).

        The warrants issued by Premium Sino were for the purpose of the Company obtaining the bank loan. The fair value of the warrants has been recognized and pushed-down as warrant liabilities in the Company's financial statements with the corresponding amount recognized as the discount to the bank loan. Management makes estimates and judgments in determining the fair value of the warrants based on its experience in valuation of similar financial instruments with the assistance of an independent third party valuer. If different judgments or assumptions were used, the amount of fair value of warrants could be materially different. Further details of assumptions and basis applied have been set out in Note P.

        The fair value of warrants at issue date was estimated as $44,020,000 on January 8, 2010 and therefore warrant liabilities and discount to bank loan of $44,020,000 was recognized on issue date. The discount has to be amortized over the life of the bank loan. As a result, the amount of bank loan net of discount was $5,980,000 and $12,082,499 at issue date and at September 30, 2010, respectively. The warrants were re-valued at September 30, 2010 and therefore its fair value at September 30, 2010 amounted to $69,020,000. The fair value of the exercise price adjustment and adjustment to the aggregate entitlement of the fully diluted share capital of SinoTech were both $nil and any of these adjustments will have an impact on the consolidated statement of operations and comprehensive income upon occurrence.

        See also Note T(c).

NOTE J—RELATED PARTY TRANSACTIONS

        The rents paid by Tianjin New Highland on the use of office space provided by an former principal shareholder, who sold all his equity interest in Tianjin New Highland on October 12, 2007, at the periods indicated below are summarized as follows:

	Predecessor			Successor
	Period from October 1, 2007 to October 12 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Rent	$1,661	$170,232	$88,752	$48,432	$110,108

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE J—RELATED PARTY TRANSACTIONS (Continued)

        The former principal shareholder was one of the shareholders of Tianjin New Highland who, together with the remaining shareholders of Tianjin New Highland, sold 100% equity interests in Tianjin New Highland to International Petroleum on October 12, 2007. The amount paid was an agreed amount below the market price. At September 30, 2009 and 2010, the Company had amounts of $82,367 and $84,066 due to the former principal shareholder, respectively. The amounts are in relation to rent payable and are due on demand and are non-interest bearing.

        In addition to the rental payable above, during the period from May 6, 2009 to September 30, 2009, the Company's sales to an entity controlled by a principal shareholder of the Company amounted to approximately $5,457,000.

        Prior to May 6, 2009, the Company had amounts due to the Sole Shareholder of International Petroleum and such amounts had been advanced by the Sole Shareholder of International Petroleum for financing the acquisition of Tianjin New Highland by International Petroleum. Upon the transfer of the ownership of Superport on May 6, 2009, this amount was transferred to the new shareholders of Superport accordingly. The amount due at September 30, 2009 and 2010 amounted to $5,088,580 and $8,122,513, respectively. The amount due is unsecured, interest-free and repayable on demand. If interest had been charged on the balance, the amount of interest incurred assuming an interest rate of 7% per annum would have been as follows:

	Predecessor		Successor
	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Interest	$374,929	$211,546	$144,432	$536,898

NOTE K—RETAINED EARNINGS AND STATUTORY RESERVE FUNDS

        The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant China statutory laws and regulations permit payments of dividends by the Company's China subsidiary only out of its retained earnings, if any, as determined in accordance with China accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiary. On June 25, 2010, Tianjin New Highland declared dividends to International Petroleum of RMB156,785,948 ($23,086,731).

        In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company's subsidiary, being a foreign-invested enterprise established in China, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its China statutory accounts. The Company's subsidiary is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE K—RETAINED EARNINGS AND STATUTORY RESERVE FUNDS (Continued)

capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company's subsidiary.

        The general reserve fund and statutory surplus are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

        The following is the summary of the reserve funds of Tianjin New Highland recorded as part of the retained earnings for the periods indicated below are summarized as follows:

	Reserve funds	Staff welfare funds	Total
Balance, September 30, 2008	3,160,355	267,523	3,427,878
Appropriation	1,666,269	—	1,666,269

Balance, September 30, 2009	$4,826,624	$267,523	$5,094,147
Appropriation	2,147,959	—	2,147,959

Balance, September 30, 2010	$6,974,583	$267,523	$7,242,106

        Because of the push-down accounting applied as set out in Note C, the retained earnings of the Company on a consolidated basis have been eliminated as of May 6, 2009. Therefore the above table sets out the information of reserve funds of Tianjin New Highland only and is not comparable to the Company's consolidated retained earnings or accumulated losses.

NOTE L—INCOME TAXES

        SinoTech is registered in Cayman Islands. Under the current laws of Cayman Islands, SinoTech is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in Cayman Islands.

        Superport is registered in the British Virgin Islands. Under the current laws of the British Virgin Islands, Superport is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

        Pursuant to the Hong Kong profits tax laws, International Petroleum is subject to profits tax at an effective statutory rate of 16.5% for the fiscal year ended September 30, 2008, 2009 and 2010. Hong Kong profits tax has not been accrued for fiscal year ended September 30, 2009 and 2010 because International Petroleum incurred losses for tax purposes during the periods.

        Pursuant to the China Income Tax Laws, Tianjin New Highland is subject to enterprise income tax at an effective statutory rate of 27% for the fiscal year ended September 30, 2008 and a statutory rate of 25% for the fiscal years ended September 30, 2009 and 2010, respectively. As of September 30, 2010,

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE L—INCOME TAXES (Continued)

Tianjin New Highland accrued $3,541,873 (September 30, 2009: $1,427,734) for income taxes payable. Under the current China Income Tax Law, dividends paid by a China resident enterprise to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor's jurisdiction of incorporation has signed a tax treaty (in the case of payments to Hong Kong incorporated enterprises, the withholding tax is 5%) or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

        In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose "place of effective management" is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of "place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties of an enterprise. If the Company's non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law, as of September 30, 2010, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

        Income tax expense (benefit) consists of the following:

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Current income tax expense	$38,591	$4,135,236	$3,122,780	$2,144,083	$7,038,897
Deferred income tax expense (benefit)	12,289	(1,138,808)	(481,827)	(534,958)	(1,561,013)

	$50,880	$2,996,428	$2,640,953	$1,609,125	$5,477,884

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE L—INCOME TAXES (Continued)

        As SinoTech and Superport are not required to pay income tax in Cayman Islands and British Virgin Islands, respectively, the provision for income taxes differs from the amount computed by applying the statutory rates of Tianjin New Highland to the income before income tax provision due to the following:

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Net income (loss) before provision for income taxes	$140,525	$14,639,532	$11,946,939	$6,829,333	$(8,206,842)
Statutory income tax rate	33%	27%	25%	25%	25%
Income tax (recovery) at statutory rate	$46,373	$3,952,674	$2,986,735	$1,707,333	$(2,051,711)
Difference in tax rates	—	27	9	26	96
Non-deductible expenses (tax benefits)	4,507	(161,121)	(345,791)	(98,234)	7,529,499
Effect on opening deferred tax resulting from changes in tax rates	—	(795,152)	—	—	—

Income tax expense	$50,880	$2,996,428	$2,640,953	$1,609,125	$5,477,884

        Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities as of September 30, 2009 and 2010 are as follows:

	September 30, 2009	September 30, 2010
Deferred tax liabilities:
Excess of accounting base over tax base
relating to certain equipment	$(1,533,769)	$(1,413,652)
relating to certain intangible assets	8,019,257	6,578,714
relating to accrued interest expense	—	(134,709)
relating to net operating loss carry-forwards	(110)	(298)

	$6,485,378	$5,030,055

        As of September 30, 2010, the Company had net operating loss carry forwards of approximately $1,802, which can be carried forward to offset future taxable income The net operating loss carry forwards do not have an expiry date for utilization.

        The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. Based on the evaluation, there was no uncertain tax position taken on the Company's income tax returns.

        In general, the China tax authorities have up to five years to conduct examinations of the Company's tax filings. Accordingly, the China subsidiaries' tax years 2007 to 2010 remain open to examination by the respective taxing jurisdictions.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE M—CONCENTRATION OF RISKS

(a)
Concentration of credit risks

        Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables prepaid expenses and deposits. As of September 30, 2010, the Company has $43,826,024 (2009: $26,170,565) in cash and cash equivalents, which is held in cash and bank deposits with several financial institutions in China and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Company has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its deposits or investments back in full. The Company continues to monitor the financial strength of the financial institutions.

        Accounts receivable are typically unsecured and derived from revenue earned from customers and agencies in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within expectations.

        Prepaid expenses made to suppliers are typically unsecured and raised from deposits paid in advance to suppliers for future purchase of Drilling equipment. The Company is the largest customer with long-term relationships with the suppliers. As of September 30, 2010, the Company had not experienced any difficulty in receiving their products after prepayment in advance.

(b)
Business and economic risks

        The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressure due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company's ability to attract and retain employees necessary to support its growth.

(c)
Concentration of customers and suppliers

        The customers that accounts for more than 10% of the total revenue of Superport and its subsidiaries for different periods are summarized as follows:

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Number of customers	3	3	3	4	5
Percentage of total revenue from each of these customers, respectively	54%, 36%, 10%	39%, 25%, 36%	34%, 21%, 40%	35%, 21%, 31%, 10%	28%, 23%, 20%, 15%, 10%

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE M—CONCENTRATION OF RISKS (Continued)

        The net sales to customers representing at least 10% of net total sales as well as relative accounts receivable balance are as follows. For a meaningful comparison of the level of concentration of sales, the following tables present the relevant amounts for the fiscal years ended September 30, 2008, 2009 and 2010.

	Year ended September 30, 2008
	Sales $	% of Total Sales	Accounts receivable $	% of Total A/R
CNPC Changqing Oilfield Company	11,428,116	35.52%	5,420,354	43.35%
Tianjin Dagang Shengkang Petroleum Technology Development Co. Ltd. ("Shengkang")	12,771,442	39.70%	4,428,093	35.41%
Panjin Xinglongtai District Hanyu Petroleum Technology Development Company Ltd. ("Panjin Hanyu")	7,970,144	24.78%	2,656,634	21.24%

	Year ended September 30, 2009
	Sales $	% of Total Sales	Accounts receivable $	% of Total A/R
Tianjin Dagang Shengkang Petroleum Technology Development Co. Ltd. ("Shengkang")	12,993,599	34.00%	3,297,034	38.25%
Panjin Xinglongtai District Hanyu Petroleum Technology Development Company Ltd. ("Panjin Hanyu")	8,113,374	21.23%	2,007,472	23.29%
Liaoning Ouya Dongdi Coalbed Gas Technology Co., Ltd. ("Liaoning Methane")	6,832,396	17.88%	1,865,738	21.65%
CNPC Changqing Oilfield Company	7,007,378	18.34%	—	0.00%

	Year ended September 30, 2010
	Sales $	% of Total Sales	Accounts receivable $	% of Total A/R
Hebei Daofu Oil Exploration Technology Development Ltd.	10,434,521	23.03%	3,885,700	19.31%
Daqing Huajian Petroleum Technology Co., Ltd.	12,614,649	27.84%	6,523,493	32.42%
Panjin Xinglongtai District Hanyu Petroleum Technology Development Company Ltd. ("Panjin Hanyu")	9,034,320	19.94%	2,963,042	14.73%
Liaoning Ouya Dongdi Coalbed Gas Technology Co., Ltd. ("Liaoning Methane")	6,685,067	14.75%	1,965,118	9.77%
Tianjin Botenear Petroleum Projects Limited ("Tianjin Botenear")	4,697,920	10.37%	4,782,400	23.77%

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE M—CONCENTRATION OF RISKS (Continued)

        The Company's operations could be adversely affected by significant political, economic and social uncertainties in China.

        The Company purchased its inventory supplies from a local supplier who produced Molecular Deposition Membrane solvents for its patent owner. The Company may have problems in fulfilling its contractual obligations if the local supplier cannot supply the solvents on time.

(i)
Service Contract with PetroChina Huabei Oilfield Company

        On July 17, 2008, Tianjin New Highland entered into a technology service contract with PetroChina Huabei Oil Field Company ("PetroChina Huabei") to improve oil production by using the MD technology at certain oilfields at Huabei Oilfield, Huabei, China. On April 1, 2010, Tianjin New Highland assigned the service contract to Hebei Daofu in return for a consideration of RMB25,725,000 ($3,844,601), payable at RMB1,225,000 ($183,076) per month until the end of the original contract on January 1, 2012.

(ii)
Service Contract with Liaoning Ouya Dongdi Coalbed Gas Technology Co., Ltd.

        On October 28, 2008, Tianjin New Highland entered into a technology service contract with Liaoning Ouya Dongdi Coalbed Gas Technology Co., Ltd. ("Liaoning Methane") to improve methane production by using the lateral hydraulic drilling technology in certain coal fields at Liaoning, China. Liaoning Methane will pay Tianjin New Highland RMB900 ($134.51) per meter drilled. The service contract is for one year until October 28, 2009. On October 26, 2009, the contract was renewed for another 2 years until October 26, 2011.

(iii)
Service Contract with Daqing Huajian Petroleum Technology Co., Ltd.

        On November 3, 2009, Tianjin New Highland entered into a two-year technology service contract with Daqing Yong Oil Extraction Technology Development Co. Ltd. ("Daqing Rongshi") to improve the crude oil production by using the lateral hydraulic drilling technology at certain oil fields at Heilongjiang, China. Subsequently, Daqing Rongshi notified Tianjin New Highland that it proposed to transfer the contract to Daqing Huajian Petroleum Technology Co., Ltd. ("Daqing Huajian"). Accordingly, on April 1, 2010, Tianjin New Highland entered into a two-year technology service contract with Daqing Huajian to improve the crude oil production by using the lateral hydraulic drilling technology at certain oil fields at Daqing, China.

        On May 24, 2010, Tianjin New Highland entered into a three-year technology service contract with Daqing Huajian to improve the crude oil production by using the lateral hydraulic drilling technology at certain oil fields at Daqing, China. The crude oil produced belongs to Daqing Huajian and Daqing Huajian will pay the Company RMB2,500 ($373.63) per meter drilled. The service contract is for three years until May 24, 2013.

(d)
Currency convertibility risk

        Substantially all of the Company's operating activities are transacted in Renminbi ("RMB"), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE M—CONCENTRATION OF RISKS (Continued)

through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

(e)
Foreign currency exchange rate risk

        The Company's exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents denominated in RMB. The functional currency of the Company is the RMB and the reporting currency is U.S. dollars. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollars against RMB was approximately 3.70% in 2009 and the depreciation of U.S. dollars against RMB was approximately 0.33% in 2010. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Company. As a result, an appreciation of RMB against U.S. dollar would result in foreign currency translation gains when translating the net assets of the Company from RMB into the U.S. dollars.

        For the period from October 1, 2007 to October 12, 2007, fiscal year ended September 30, 2008, period from October 1, 2008 to May 5, 2009, period from May 6, 2009 to September 30, 2009 and fiscal year ended September 30, 2010, the net foreign currency translation gain resulting from the translation of the RMB functional currency to the U.S. dollar reporting currency recorded in the Company's other comprehensive income/(loss) was ($2,365), $3,661,210, $244,717, $3,301,824 and $2,185,419, respectively.

NOTE N—COMMITMENTS

        Service Contract with Dongying Luda Petrochemical Equipment Co., Ltd.

(a)
On August 31, 2010, Tianjin New Highland entered into a purchase contract with Dongying Luda Petrochemical Equipment Co. ("Dongying Luda") to purchase 9 units of downhill measuring equipment for a total price of RMB24,750,000 ($3,698,888). Tianjin New Highland will pay RMB2,750,000 ($410,988) per unit. Tianjin New Highland paid RMB22,275,000 ($3,328,999) on September 9, 2010. Payments amounting to RMB2,475,000 ($369,889) were outstanding as of September 30, 2010.

(b)
On January 11, 2010, Tianjin New Highland entered into a purchase contract with Dongying Luda to purchase 6 units of LHD equipments for a total price of RMB276,000,000 ($41,248,200). Tianjin New Highland will pay RMB46,000,000 ($6,874,700) per unit. Tianjin New Highland has paid RMB248,400,000 ($37,123,380) as of September 30, 2010 in accordance with the purchase contract. Payments amounting to RMB27,600,000 ($4,124,820) were outstanding as of September 30, 2010.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE O—EARNINGS PER SHARE

        Basic earnings (loss) per share have been calculated as follows:

	Predecessor		Successor
	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Year ended September 30, 2010
Numerator:
Net income (loss) attributable to shareholders	$11,643,104	$9,305,986	$5,220,208	$(13,684,726)

Denominator:
Weighted average number of ordinary shares outstanding	100	100	100,000,000	100,000,000

Basic earnings (loss) per share	$116,431	$93,060	$0.05	$(0.14)

        Although Sinotech and Superport did not legally exist with outstanding share capital until its incorporation on June 9, 2010 and March 20, 2009, respectively, the issuance of shares of SinoTech to all the Superport's shareholders in exchange for all the issued and outstanding shares of Superport has been treated for financial reporting purposes as if SinoTech had been in existence since the incorporation of Superport on March 20, 2009 and the transfer for equity interests in International Petroleum to Superport (a holding company) has been treated for financial reporting purposes as if Superport had been in existence since the incorporation of International Petroleum on September 10, 2007.

        SinoTech had undergone a forward share split of 1 to 10,000 on October 12, 2010. The consolidated financial statements have been restated to reflect the forward stock split as if it was effective on May 6, 2009.

        The Company did not have any potentially dilutive shares outstanding during all periods presented.

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

(a)   Fair Value of Financial Instruments

        The fair values of the financial instruments described below as of September 30, 2009 and 2010 represent management's best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

        Cash and cash equivalents, accounts receivable, other receivable, accounts payable, other payables and accrued liabilities and due to related parties: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

        Long-term bank loan: Uses rates currently available to the Company for debt with similar terms and remaining maturities to estimate the fair value. The estimated fair value at September 30, 2010 is approximately $49,830,000.

(b)   Fair Value Hierarchy

        The Company adopted ASC Topic 820 ("ASC 820") on October 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

        The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The fair value hierarchy information at each balance sheet date is presented as follows.

	Level 1	Level 2	Level 3
At September 30, 2010
Warrant liabilities	$—	$—	$69,020,000

        Details of the warrants have been set out in Note I.

        The financial statements as of and for the predecessor periods ended September 30, 2009 do not include any nonrecurring or recurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of ASC 820.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The movement of fair value measurements using unobservable inputs (Level 3) is presented as follows:

Warrant liabilities
At October 1, 2009	$—
Issue of warrants	44,020,000
Unrealized gains or losses included in consolidated statement of income	25,000,000

At September 30, 2010	$69,020,000

        The unrealized gains or losses of $25,000,000 for the year ended September 30, 2010 has been shown as "changes in fair value of warrant liabilities" under other income and expenses in the consolidated statement of operations.

        To estimate the fair value of warrants, the Company used the Monte Carlo Simulation Model which simulates stock price paths through the geometric Brownian motion formulation which incorporates a drift rate, volatility and a Weiner process based on a random process modeled by the standard normal distribution and is a function of the square root of time. The significant inputs for the valuation model include the following:

Measurement date	(Date of issuance) January 8, 2010	September 30, 2010
Expected price per share for each of the Tranche A, B, C Warrants	$2.67	$4.12
Expected price per share for the Tranche D warrants	$2.65	$4.12
Expected exit event price per share	$0.50	$0.50
Fair yield to maturity	6.9%	5.6%
Volatility	58.0%	62.0%
Annual drift	2.6%	1.0%

NOTE Q—SALES AND COST OF SALES

        The Company has only one reportable segment. The Company's operations mainly include activities related to the oil recovery in China. The Company currently deploys 2 oil recovery methods, LHD and MDF. During the fiscal year ended September 30, 2010, the Company also provided consulting services to a customer in China.

        LHD: provides services through LHD rigs by using high-pressure water jets to drill horizontal tunnels from the vertical wellbore to increase the number of points of contact between the wellbore and the reservoir and hence improving the flow of oil and methane gas.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE Q—SALES AND COST OF SALES (Continued)

        MDF: provides services in respect of MDF solution which is used to disperse into the oil reservoir through the network of water injection to displace residual oil.

        Consulting: In September 2010, Tianjin New Highland entered into a marketing development agreement with Tianjin Botenear Petroleum Projects Limited ("Tianjin Botenear") to develop the oilfield service market within the territory of the Republic of Kazakhstan. Tianjin New Highland agreed to procure oilfield service contracts for Tianjin Botenear for at least 40 oil wells, pursuant to which Tianjin Botenear will be responsible for implementing the services under those contracts. Tianjin Botenear paid Tianjin New Highland a service fee in the amount of RMB32,000,000 ($4,697,920) for the market development services.

        The sales and cost of sales of MDF, LHD and consulting for the periods indicated below are summarized as follows:

	Predecessor			Successor
	Period from October 1, 2007 to October 12, 2007	Fiscal Year Ended September 30, 2008	Period from October 1, 2008 to May 5, 2009	Period from May 6, 2009 to September 30, 2009	Fiscal Year Ended September 30, 2010
Sales
LHD	$84,402	$11,343,635	$9,073,401	$5,270,010	$21,200,906
MDF	718,596	20,023,069	13,869,440	9,999,937	19,410,848
Consulting	—	—	—	—	4,697,920

Total sales	$802,998	$31,366,704	$22,942,841	$15,269,947	$45,309,674

Cost of sales
LHD	$48,223	$3,533,717	$2,795,776	$1,617,882	$7,098,062
MDF	263,816	8,215,926	5,490,905	3,925,503	3,053,961
Consulting	—	—	—	—	237,245

Total cost of sales	$312,039	$11,749,643	$8,286,681	$5,543,385	$10,389,268

Gross profit of the period	$490,959	$19,617,061	$14,656,160	$9,726,562	$34,920,406

NOTE R—EMPLOYEE DEFINED CONTRIBUTION PLAN

        The Company's full time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees' salaries, subject to a certain cap limit, depending on the location of employment.

NOTE S—CONTINGENT LIABILITIES

        At September 30, 2010, Tianjin New Highland has an overdue balance of $1,587,517 (September 30, 2009: $1,159,464) payable in relation to social security insurance and housing benefits

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE S—CONTINGENT LIABILITIES (Continued)

(included in wages and benefits payable in Note H), the related regulatory authorities may impose penalty charge on Tianjin New Highland at their discretion ranging from $1,057,783 to $3,173,349 (September 30, 2009: $845,001 to $2,535,002). Tianjin New Highland is not currently aware of any investigations or other circumstances that would indicate that these penalties will materialize.

NOTE T—SUBSEQUENT EVENTS

(a)
Adoption of 2010 Equity Incentive Plan (the "2010 Plan")

        On October 1, 2010, the Company adopted the 2010 Plan. The Board of Directors of the Company may grant incentive stock options up to 50 million shares for a maximum term of five years. The option holders may be granted the rights to exercise the option on a cashless basis. The Company may also grant other stock based awards, including shares of the Company.

(b)
Granting of stock options

        On November 3, 2010, the Company granted incentive stock options to a director and officer to purchase 470,588 shares at an exercise price of $1.27 per share. 60% of such options can be exercised on November 3, 2011, 20% of such options can be exercised on November 3, 2012 and the remaining 20% of such options can be exercised on November 3, 2013.

        On November 3, 2010, the Company also agreed to grant incentive stock options to a director to purchase 14,118 shares at an exercise price of $4.25 per share. 60% of such options can be exercised on November 3, 2011, 20% of such options can be exercised on November 3, 2012 and the remaining 20% of such options can be exercised on November 3, 2013.

(c)
All the warrants were exercised on November 3, 2010, the date of IPO of the Company.

        The warrant holders waived the requirement to make any adjustment to the aggregate entitlement of the fully diluted share capital of the Company on March 16, 2011. As such, no adjustment was raised to the aggregate entitlement of the fully diluted share capital of the Company.

(d)
Reorganization of the Company

        On June 9, 2010, SinoTech issued 1 share at $1.00 at par value to the subscriber as initial contribution. The Company was established in connection with the reorganization and initial public offering ("IPO") of Superport. On October 12, 2010, as part of a corporate reorganization, the Company underwent a share split, and the authorized share capital and issued share capital of the Company has increased to 500,000,000 shares and 10,000 ordinary shares with par value of $0.0001 each respectively, 99,990,000 new shares of par value of $0.0001 were issued to all the shareholders of Superport in exchange for all their beneficial interests in Superport.

        All ordinary shares and per share amounts presented in the successor consolidated financial statements have been retrospectively adjusted for the successor periods presented to give effect to the share split. The par value of each ordinary share have been retrospectively adjusted as if it had been in proportion to the 1 to 10,000 forward split.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE T—SUBSEQUENT EVENTS (Continued)

(e)
Initial public offering and repayment of loan

        The Company had an initial public offering on November 3, 2010 and was listed on the Nasdaq Global Select Market under the trading symbol "CTE". The Company repaid the loan of $50,000,000 plus interest of $874,830 on November 8, 2011 with part of the proceeds from the IPO.

(f)
Purchase of additional LHD equipment

        On December 1, 2010, Tianjin New Highland signed a contract for purchase of an additional 10 units of LHD equipment for a total price of RMB437,000,000 ($65,309,650). Tianjin New Highland paid RMB262,200,000 ($39,185,790) on January 21, 2011 and future payments are due based on a delivery schedule of the LHD equipment.

(g)
Sub-contract with Panjin Hanyu

        On January 1, 2007, Tianjin New Highland signed a contract with China National Petroleum (Liaohe) Corp. ("CNPC Liaohe") to improve oil production by using the MD-1 (Molecular Deposition Membrane) flooding technology in certain oilfields at Panjin City, Liaoning Province, China. The crude oil produced belongs to CNPC Liaohe and CNPC Liaohe will pay the Company RMB680 ($101.63) per tonne for the services provided. The service contract is for four years until December 31, 2010. Tianjin New Highland installed the equipment necessary to carry out the its obligations under contract and then sub-contracted the day-to-day operations to a China local company, Panjin Hanyu. The sub-contract calls for Panjin Hanyu to run the operations independently including collection of the aforementioned service fee from CNPC Liaohe. Tianjin New Highland will then receive RMB300 ($44.84) per tonne of crude oil produced from Panjin Hanyu out of the original RMB680 ($101.63). Effectively Tianjin New Highland assigned the service contract to Panjin Hanyu in return for a sub-contracting fee of RMB300 ($44.84) per tonne of crude oil produced. After June 30, 2007, the Company had no operating cost at Liaohe other than the employee cost of technical staff located and rental equipment located at Liaohe. The service contract was renewed on October 12, 2010 between CNPC Liaohe and Panjin Hanyu for another two years until December 31, 2012.

        Tianjin New Highland signed a complementary service contract with Panjin Hanyu to provide the related technical support to Panjin Hanyu in return for RMB2,000,000 ($298,900) per month.

(h)
Sub-Contract with Shengkang

        On January 1, 2006, Tianjin New Highland entered into a technology service contract with PetroChina Dagang Oil Field Company ("PetroChina Dagang") to improve oil production by using the Molecular Deposition Membrane flooding ("MD") technology in certain oilfields at Dagang Oilfield, Tianjin, China. The crude oil produced belongs to PetroChina Dagang and PetroChina Dagang will pay the Company RMB480 ($71.74) per tonne for the services provided. The service contract is for five years until December 31, 2010. Tianjin New Highland is responsible for the installation of equipment, as well as providing the technicians and materials for the carrying out its obligations under the contract. Due to a shortage of funds for the initial investment, Tianjin New Highland assigned the Dagang oilfield contract to the Shengkang Group which completed the necessary initial capital investments.

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE T—SUBSEQUENT EVENTS (Continued)

Tianjin New Highland then signed an agreement with Shengkang to run the day-to-day operations of the project, with Shengkang paying Tianjin New Highland RMB300 ($44.84) per tonne of crude oil produced.

        Tianjin New Highland subsequently assigned the Dagang oilfield contract to a China local company, Hebei Daofu Oil Exploration Technology Development Ltd. ("Hebei Daofu") and a rescission agreement was entered into by Tianjin New Highland and Shengkang Group to terminate the assigned Dagang oilfield contract. As a result, on October 1, 2009, Tianjin New Highland, being the contracting party in the original contract with PetroChina Dagang, assigned the service contract to Hebei Daofu, in return for a consideration of RMB69,000,000 ($10,312,050), payable at RMB4,600,000 ($687,470) per month until the end of the original contract on December 31, 2010.

        The service contract between Tianjin New Highland and PetroChina Dagang was extended for another year until December 31, 2011 on December 20, 2010. Tianjin New Highland assigned the service contract to Hebei Daofu on December 20, 2010, in return for a consideration of RMB55,200,000 ($8,249,640), payable at RMB4,600,000 ($687,470) per month until the end of the contract on December 31, 2011.

(i)
Lease of Production Equipment

        In August 2010, pursuant to an equipment purchase agreement with Dongying Luda, the Company purchased nine units of certain measuring equipment used in oil wells for RMB24,750,000 ($3,698,888). The Company leases these nine units to Tianjin Botenear pursuant to an equipment lease agreement, which has a term of five years starting from October 1, 2010. Tianjin Botenear agreed to pay Tianjin New Highland RMB70,000 ($10,462) per month for each unit.

NOTE U—CONDENSED FINANCIAL INFORMATION OF SINOTECH

        The following is the condensed financial information of SinoTech on a non-consolidated basis:

Balance Sheet

September 30, 2010
ASSET
Current
Due from related party	$1

$1

SHAREHOLDERS' EQUITY
Common Stock (50,000 shares authorized, 1 share at par value of $1 per share, issued and outstanding)	$1
Additional paid in capital	—
Accumulated other comprehensive income	—
Retained earnings	—

Total shareholders' equity	$1

Total liability and shareholders' equity	$1

SINOTECH ENERGY LIMITED

Notes to the Consolidated Financial Statements (Continued)

Year Ended September 30, 2010

(Expressed in U.S. dollars)

NOTE U—CONDENSED FINANCIAL INFORMATION OF SINOTECH (Continued)

Statement of Cash Flows

Period from June 9, 2010 (Date of incorporation) to September 30, 2010
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issue of capital	$1
Repayment to a related party	(1)

Net cash provided by (used in) financial activities	$—

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—

Statement of Shareholders' Equity

	Ordinary shares			Accumulated other comprehensive income (US $)
						Total shareholders' equity (US $)
	Number of shares (US $)	Amount (US $)	Additional Paid-in capital (US $)		Retained earnings (US $)
Balance at Jume 9, 2010 (Date of incorportation)	$—	$—	$—	$—	$—	$—
Issue of 1 share each $1	1	1	—	—	—	1
Net profit for the period	—	—	—	—	—	—

Balance at September 30, 2010	$1	$1	$—	$—	$—	$1

(a)
Basis of Presentation

        The SinoTech-only financial statements should be read in conjunction with the Company's consolidated financial statements. See Note A.

        The subsidiaries did not pay any dividend to SinoTech for the period presented.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the disclosures in the consolidated financial statements.

(b)
Commitments

        The Company does not have any significant commitments or long-term obligations as of any of the periods presented.